02045740

EXECUTION COPY

Total No. of Pages: 4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 28, 2002

Commission file number: **0-30924**

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CRG/H

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI plc

NASDAQ LISTING UPDATE

London, June 28 2002 - Marconi plc (London and Nasdaq: MONI) today confirmed that, as indicated on June 20, it has received notice from Nasdaq that, due to Marconi's non-compliance with the minimum bid price requirements set forth in Marketplace Rule 4450, Marconi's American Depositary Receipts (ADRs) representing its ordinary shares will be delisted from The Nasdaq National Market effective upon the opening of the market on July 3, 2002. Marconi's ADRs are expected to commence trading on the OTC Bulletin Board as of such date.

ENDS/...

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________

Name: N C Porter

Title: Secretary

Date: June 28, 2002

Marconi

Annual Report and Accounts 2001/02













Group Key Figures £m	Year ended 31 March 2002	2001
Group Sales*	**4,567**	6,942
Group Operating (Loss)/profit* before exceptional items and goodwill amortisation	**(463)**	754
Exceptional Items	**(4,383)**	(50)
Pre-Tax Loss	**(5,664)**	(70)
Loss per share (pence)	**(210.6)**	(10.4)

* Includes the Group's share of joint ventures but excludes the Group's share of associates

2001/02 Group Sales by Division £m

1 Core	3,100
2 Capital	908
3 Medical	584


3
2
1

Group Sales £4,567m

excluding intra-Group sales of £25m

2001/02 Group Sales by Geography £m

1 Europe, Middle East & Africa	2,456
2 North America	1,523
3 Central & Latin America	237
4 Asia Pacific	351


4
3
2
1

Group Sales £4,567m

2001/02 Group Operating Profit by Division £m


Core
Capital
Medical
19
14
(496)

Group Operating Loss £463m

before exceptional items and goodwill amortisation



I am reporting on a period of rapid and unprecedented deterioration in the global telecommunications market that has had an adverse impact on the financial position of Marconi.

All equipment suppliers have suffered from substantial declines in demand as network investments by the world's telecommunications service providers, our key customers, have been severely curtailed. Sales in our core telecommunications business in 2001/02 declined by 34 per cent compared with the previous financial year, resulting in a significant operating loss.

I have, therefore, to report an extremely disappointing set of results for the year ended 31 March 2002. At Group level (including joint ventures), on sales of £4,567 million, Marconi suffered an operating loss before exceptional items and goodwill amortisation of £463 million. Exceptional write-offs and provisions of £5,216 million were offset, to some extent, by exceptional gains of £667 million generated from disposals of businesses and fixed assets, and the reversal of share options provisions. After net interest payable of £238 million, the overall pre-tax loss for the year was £5,664 million. Given this result, the Board is unable to recommend the payment of a dividend for the year.

"I am reporting on a period of rapid and unprecedented deterioration in the global telecommunications market that has had an adverse impact on the financial position of Marconi."

For Marconi, the impact of these extreme market conditions has been compounded by the financing costs relating to the acquisitions made during the past four years. Acquisitions totalling £5,492 million were paid for in cash, which created most of the current debt burden being carried by the Company. In light of reduced market demand, the trading and cash flow performances of these acquired businesses have been running at levels well below those that underpinned their valuations at the time of acquisition.

John Mayo resigned from the Board on 6 July 2001. Sir Roger Hurn and Lord Simpson resigned on 4 September 2001. At that time, I accepted the invitation of the Board to become Interim Chairman, Mike Parton was appointed Chief Executive and Mike Donovan became Chief Operating Officer. Steve Hare had joined the Board as Chief Financial Officer on 10 April 2001. Baroness Dunn and Rob Meakin both resigned from the Board in 2002. We are currently looking to appoint some new Board members to achieve a more appropriate balance of skills and experience. Notwithstanding an increasingly hostile trading environment, the new management team has made real progress in stabilising the performance of the Company in line with the Operational Review they presented on 4 September 2001.

Planned disposals of non-core businesses and property generated cash proceeds of £1,559 million during 2001/02. Operating costs in the core telecommunications equipment business have been reduced to a level that is consistent with a cost run-rate of £1 billion as we entered the current financial year. As a result of these actions and improvements to the management of our supply chain, £204 million of operating cash flow was generated in the final quarter, by far the best performance seen during the year. These actions and our re-purchase of Marconi bonds produced a year end net debt figure of £2,865 million, some £1.4 billion below the 30 September 2001 figure and well within our announced target range.

Against a background of further market deterioration early in calendar 2002, the Board announced on 22 March that it had decided not to proceed with new banking facilities to re-finance the Company's existing syndicated loan facilities. As a result of this decision, the undrawn commitments under these facilities were cancelled and the drawn portion of the €4.5 billion facility which matures in March 2003 was placed on demand.

We have subsequently developed a revised business plan that rigorously reviews the conditions in each of our markets and the competitive position of each of our product lines. The plan demonstrates a restructured core telecommunications business that is sustainable and that will generate both operating profit (before exceptionals and goodwill amortisation) and operating cash flow (after net capital expenditure) in the early stages of the 5 year plan period. This plan has been presented to representatives from our syndicated lending banks and bondholders and is currently being reviewed by them and their advisers. We aim to reach an agreement, as soon as possible, on a financial restructuring proposal that is acceptable to our shareholders, bondholders, bankers and other creditors. This agreement could result in a dilution of value for existing shareholders.

This trading environment has put huge pressure on the executive management team at Marconi and caused upset and uncertainty for all staff including the many who left the Group during the year. I would like to thank all those who have contributed in their different ways during a most traumatic period. While we see no early recovery in our markets, we are taking decisive actions to deal with the hostile environment, and hope for continuing support as we look to secure a more certain future for investors, employees, customers and suppliers.

Derek Bonham
Chairman



The financial year to March 2002 has, without doubt, been the most difficult in the history of our industry and our Company as the previous strong growth trends reversed sharply. After an extremely disappointing first half operating performance, we have taken further, more radical action since September to reduce our cost base and our debt burden and re-organise the business to compete in a drastically changed market environment.

Market Conditions
Trading conditions in our industry continued to deteriorate throughout the year. The high levels of telecoms operators' capital investment in the latter part of the 1990s proved unsustainable. The combination of a growing number of operators competing for the same customers, overly optimistic expectations for demand growth and technological improvements contributed to an oversupply of bandwidth. As a result, in calendar year 2001, capital expenditure among wireline operators globally fell significantly as these operators focused on their own profitability and cash generation.

Operational Performance
Every competitor in our industry has been affected by the rapid turnaround in demand for telecoms equipment. The speed of this decline was far greater than anticipated and has meant that our sales fell faster than we could reduce our cost of sales and operating expenses. On 18 July 2001 we announced a comprehensive Operational Review focused on reducing our cost base to lower the level of sales required for the business to break even. The outcomes of the review were announced on 4 September, and were based on two main challenging objectives for the end of the financial year:

- to reduce our Group net debt from £4.3 billion at the end of August 2001 to between £2.7 billion and £3.2 billion; and
- to reduce our operating cost base to an annual run rate of £1 billion from £1.4 billion one year previously.

Business Disposals
A major part of our debt reduction programme was the disposal of non-core businesses which we completed during the year. The major disposals included Medical Systems in October 2001, Commerce Systems and Data Systems in February 2002, and our 50 per cent stake in General Domestic Appliances in March 2002. Additionally, we exchanged our optical components business for an approximate ten per cent interest in Bookham Technology in February 2002.

We continue to manage all assets in our Capital division for value, and ultimately for disposal.

Debt Reduction
Through the combination of disposal proceeds, positive operating cash flow before exceptional items in the final seven months of the year and the re-purchase of some of our bonds, we reduced Group net debt to the lower end of our target range by March 2002.

Reduced Operating Costs
Our operating costs relate to Research and Development, Sales and Marketing, and General and Administration. When compared with the 2001 financial year, Core Research and Development costs increased by 5 per cent. We had increased the R&D run-rate throughout the previous year as our business grew and have progressively realigned investment to our lower sales volumes during the year. As a result of the time it takes to scale back previously committed R&D projects, however, this has not resulted in overall year on year savings but we do expect to see the benefits of this strategy during the current financial year. The increased investment in 2002 was mainly concentrated in Optical

Networks and Broadband Switching, reflecting the development and launch of key products during the year including our Ultra Long Haul and Metropolitan DWDM ranges and our new multi-service core switch, the BXR 48000. Balanced against this increase, we scaled back investment on Access products as we shift our focus away from older legacy technology and onto the higher margin products in our portfolio such as our Access Hub, and Fixed Wireless Access platforms.

In both Sales and Marketing and General and Administration, on the other hand, we achieved substantial cost reductions during the year mainly as a result of reducing the number of employees.

In addition to reducing operating costs, we have taken significant actions during the year to reduce our cost of goods sold, which includes the costs of production and distribution. The steps we have taken during the year include completing the outsourcing of four major facilities and transferring 1,900 employees to Jabil Circuit, rationalising facilities in the global supply chain and the Outside Plant and Power business, reducing product costs by taking advantage of lower market prices for components and more efficiently utilising our field service teams. While many of these actions were well underway by the end of last year, much of the financial benefit will only begin to appear in the current year.

Overall, despite the significant operating loss reported for the year as a whole, I am able to report that we have made substantial progress in restoring the Company's operational performance since 4 September, and that we achieved both of the main objectives announced on that date.

Business Plan and Debt Restructuring Discussions

In November, as a complement to our Operational Review, we engaged LEK, an independent strategic consulting firm, to undertake an extensive strategic review of the business in the light of the changed market circumstances. This additional strategic analysis was completed in April 2002 and forms the strategic backdrop to the new business plan, which we have developed in recent weeks in light of our revised view of an extended market downturn. The plan aims to ensure that the business will be robust in a continuing period of constrained demand for telecoms equipment through calendar year 2002 and into 2003 and demonstrates that our Core business can generate operating cash flow (after capital expenditure) in each of the 5 years of the plan and return to operating profit (before exceptionals and goodwill amortisation) in the early stages. This plan, which is currently under review by independent accountants forms the basis of the ongoing discussions with our banks and representatives of our bondholders, which the Board expect will lead to a successful financial restructuring.

Customers

Our ten largest customers accounted for one-third of Core sales with BT representing 13 per cent, down from 18 per cent in the previous year. For Marconi, this group represents a strong and well diversified incumbent customer base, with five North American companies and five European. The list includes leading telecoms operators such as BT, Bell South, Qwest, SBC, Sprint, Verizon, Telecom Italia and Vodafone. We have been well supported by our customers during a very difficult year and independent industry analysis shows that, in our main field of Optical Networks in Europe, we have maintained our market share position.

Employees

This has been a traumatic year for Marconi employees. To achieve the necessary cost reductions we have had to take the regrettable action to substantially reduce the size of our workforce. Where possible, we have done this through voluntary redundancies and offered leavers outplacement support and counselling. However, reducing our workforce has caused great uncertainty for the people who remain part of Marconi, and I am grateful for their continued dedication to our customers and our business in such trying circumstances.



Mike Parton
Chief Executive

Introduction

Management has prepared this Financial Review to be read in conjunction with the Group's financial statements and notes for the year ended 31 March 2002.

Unless otherwise stated, references to "Group" in the trading section of this Financial Review refer to the Marconi Group including its share of joint ventures, but excluding its share of results of associates.

All prior year comparatives have been restated to include the impact of the Group's adoption of FRS17 for pension accounting as if the standard had always been adopted by the Group.

Full disclosure of changes to accounting policies can be found in note 3 to the accounts on page 46 of this Annual Report and Accounts.

Group Sales

Group sales for the twelve months to 31 March amounted to £4,567 million, representing a decrease of 34 per cent (2001 £6,942 million). This decrease, observed across all major geographic zones, was mainly a result of reduced demand in the global market for telecommunications equipment and services resulting in lower sales in Marconi's Core business and the disposal of Marconi's Medical Systems business and the majority of businesses in the Group's Capital division during the year.

Group Gross Profit and Operating Profit/(Loss)

Gross profit before exceptional items at Group level was £1,124 million, representing a gross margin of 25 per cent (2001 36 per cent). This decrease was primarily due to the reduction in sales volumes in the Core business and the resulting under-utilisation of resources in the services activity and supply chain. The disposal of Capital businesses during the year also contributed to the decrease in gross profit.

This decline in gross profit was partially offset by reductions in operating expenses achieved during the year. Nevertheless, the Group reported an operating loss before goodwill amortisation and exceptional items of £463 million. This compares to an operating profit before goodwill amortisation and exceptional items of £754 million in the corresponding period last year.

Divisional Analysis

Core

A full discussion on the operating performance of the Group's Core business can be found under Review of Operations on page 12 of this Annual Report and Accounts.

Medical and Capital

The Group completed a number of significant disposals during 2001/02 including the sale of its Medical Systems business and the majority of the non-core businesses managed within Capital.

As a result of these disposals, Medical Systems, Commerce Systems and Data Systems are reported as discontinued activities in the Group's statutory accounts. However, for the purposes of this management commentary and to ensure consistency with previous management reports, the results of Commerce Systems and Data Systems have been identified within Capital until disposal. Also, for the purposes of this report, the results of the Group's 50 per cent stake in General Domestic Appliances have been included in Capital until the date of disposal. However, in the statutory P&L account, these results are included under the Group's share of joint ventures.

Capital contributed sales of £908 million during the year, a 25 per cent decrease compared to last year (2001 £1,204 million). This comprises £504 million of discontinued activities (2001 £649 million) and £404 million of sales (2001 £555 million) relating to GDA, Marconi Optical Components and the continuing Capital businesses. The main reason for this decline is the impact of disposals completed during 2000/01 including Avery Berkel, Woods and Marconi's share in Comstar. Medical Systems contributed sales of £584 million (2001 £1,112 million) and an operating profit of £19 million (2001 £95 million).

Other Financial Items

Exceptional Items

The Group recorded substantial exceptional operating costs during the year, totalling £5,216 million. These were partially off-set by exceptional non-operating income of £667 million.

Operating Exceptionals

In line with its accounting policies, the Group reassessed the carrying values of goodwill, fixed assets, inventory and debtors. As a consequence of the more uncertain sales outlook and more conservative assessment of future growth prospects of acquired businesses, the Group has recorded an exceptional charge of £3,831 million to write down goodwill and tangible fixed assets. The goodwill impairment relates primarily to Fore Systems, Reltec Corporation, Metapath Software International (MSI), Mariposa Technology, ipsaris (formerly Fibreway), Systems Management Specialists (SMS) and Albany Partnership (APT).

The Group also incurred exceptional charges of £150 million to increase doubtful debt provisions and recorded a £672 million increase in provisions for slow moving and obsolete inventory and related charges. Other exceptional charges totalled £563 million and related primarily to the Group's reorganisation and ongoing rationalisation.

Disposals

Business	Net Proceeds £m	Acquired by	Completed
Medical Systems	729	Royal Philips Electronics	October 2001
Commerce Systems	225	Danaher Corp.	February 2002
Data Systems	283	Danaher Corp.	February 2002
GDA (50%)	113	Merloni	March 2002
Surplus Properties	116	Various	Various
Other Non-Core Assets	93	Various	Various
Total Cash Disposals	**1,559**		
ipsaris	71.9% stake in Easynet (49.9% *voting rights)*	Easynet Group	July 2001
Marconi Optical Components	9.9% stake in Bookham Technology	Bookham Technology	March 2002

Net Debt Composition

£billion	31.03.02
Bonds (€ and US$ maturing 2005, 2010, 2030)	(1.77)
Syndicate Bank Credit (€4.5 billion facility[1])	(2.21)
Bilateral Bank Credit and Debentures	*(0.26)*
Gross Debt	**(4.24)**
Cash and Liquid Resources	1.37
Net Debt	**(2.87)**

1) Headroom under £4.5 billion facility and entire £3 billion facility cancelled Outstanding syndicate drawings placed on demand
2) Certain restrictions apply to £850 million of £1.4 billion cash as part of restructuring process

Non-operating Exceptionals
The non-operating exceptional income of £667 million related mainly to gains on disposal of subsidiaries and other fixed assets (£576 million) and the release of provisions relating to share options (£291 million). The £576 million gain on disposals was partially off-set by a £200 million write down of the value of some of the Group's investments.

Capital Expenditure and Financial Investment
Net capital expenditure and financial investment amounted to £196 million (2001 £34 million).

In line with the Group's previously stated target spend of £360 million, capital expenditure amounted to £361 million. Asset sales generated £173 million including the sale of the Group's car fleet, certain manufacturing facilities and other properties. As a result, net capital expenditure reduced to £188 million (2001 £561 million), representing 4 per cent of sales (2001 8 per cent).

Capital expenditure in the Core business amounted to £217 million or £47 million net of the sale of assets. This was a significant reduction compared to the previous year (2001 £328 million, net) and was well below the level of depreciation in the Core of approximately £200 million. This represents under 2 per cent of Core sales (2001 7 per cent) and includes equipment for participation in technology trials with key customers and test equipment which supports on-going research and development activity, the purchase of software licences as part of the Group's implementation of a new information system and spend related to site and facility developments.

Net capital expenditure in Capital increased to £134 million largely as a result of fixed asset investment in ipsaris and Marconi Optical Components in the first half of the year prior to disposal. Net capital expenditure in Medical amounted to £7 million.

Net financial investments during the year amounted to £8 million.

Net Interest Payable and Finance Income
In the twelve months to 31 March 2002, the Group's net interest charge to the Profit and Loss Account, was £238 million (2001 £150 million). The interest charge increased as a function of the Group's higher net debt position.

Net finance income of £200 million (2001 £41 million) includes the exceptional gain of £166 million, which relates to the total of the Group's bond repurchases completed during the year.

Following the Group's adoption of accounting standard FRS17 "Retirement benefits", net finance income has been introduced as a separate category from net interest payable. This item includes the expected returns on pension scheme assets partially off-set by an expense in relation to the discounting of scheme liabilities.

Taxation
The tax credit on loss from ordinary activities was £21 million in the reporting period compared with a charge of £195 million in the corresponding period last year. The net tax charge on exceptional items was £231 million.

The Group paid £13 million in relation to tax, after hedging. This comprised £110 million net tax repayments offset by payments of £123 million related to tax on foreign exchange rate movements. For the year ended 31 March 2001 the comparable amounts were £137 million of tax payments and £33 million of receipts related to tax on foreign exchange rate movements.

During the year, the Group adopted accounting standard FRS19 "Deferred taxation". This change in policy does not have a material effect on our financial position and no prior period adjustment is necessary.

Deferred tax assets of £596 million (2001 £147 million) have not been recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Additional disclosure is provided in Note 9 to the Accounts.

Goodwill Amortisation
The total Group goodwill amortisation charge for the year decreased to £433 million (2001 £673 million) of which £350 million was incurred in the first half and £83 million in the second half. This decrease is a result of the reduced carrying value of goodwill following the exceptional goodwill impairment discussed under "Operating Exceptionals" above. The £877 million of Group goodwill remaining on the balance sheet after the exceptional write-down will be amortised over an average period of 7 years.

Earnings Per Share
Basic and diluted loss per share was 210.6 pence (2001 10.4 pence). The loss per share excluding exceptional items and goodwill amortisation was 23.2 pence compared to earnings per share of 15.1 pence last year.

Balance Sheet

As at 31 March 2002, on a consolidated basis, the Group had net current liabilities of £662 million, including drawings of approximately £2.2 billion under the Group's bank credit facility which has been placed on demand in the context of the Group's ongoing restructuring discussions discussed above, and around £260 million drawn under bilateral and debenture arrangements.

As at 31 March 2002, net liabilities before net retirement benefit deficits stood at £1,420 million compared to net assets before net retirement benefit surpluses of £4,834 million at 31 March 2001. The main contributing factor to this decrease is the write-down of goodwill and other operating and non-operating exceptionals offset by the release of provisions for shares to be issued and the gains on disposals of businesses, investments, land, property and other assets; these items are discussed above. Other contributing factors include the Group's operating loss, interest costs and currency movements.

As at 31 March 2002, the Company has net assets of £671 million.

Working Capital
Stocks and contracts in progress reduced by £1 billion during the year to 31 March 2002. Of this reduction, approximately £750 million relates to the Core business and £250 million to disposed businesses. In the Core, stocks and contracts in progress were reduced by approximately £540 million as a result of net provision movements. The balance of the reduction was achieved through normal trading following the Group's improved management of the supply chain process and better integrated planning between sales and operations.

Group debtors decreased by approximately £1.4 billion during the year to 31 March 2002. This reduction is driven equally by reductions in the Core business and as a result of disposals. In the Core business, the main driver of the reduction in debtors is the reduced trading volumes experienced during the year. Net debtor provision movements accounted for approximately £100 million. During the first half of the year, debtor days increased from 95 days net in March 2001 to 112 days net in September 2001. This was mainly the result of difficult trading conditions. During the second half, the Group focused on cash collection and made significant improvements in the management of overdue debts, leading to a reduction in debtor days to 100 days net by March 2002. The increase year on year is due to the negative impact of a higher proportion of Southern European sales where payment terms are typically above average.

Trade, other creditors and accruals have reduced by approximately £1.1 billion during the year. Approximately £750 million of this reduction is a result of disposals. The reduction in the Core of approximately £400 million is mainly due to the reduced trading volumes experienced during the year. Creditor days have reduced to 61 days in March 2002 from 90 days in March 2001. This is mainly due to the increased proportion of out-sourced manufacturing in Europe and North America where payment terms stand at 30 days.

Provisions
Provisions for liabilities and charges decreased by £209 million to £505 million during the year.

Of the decrease £263 million relates to movements in share option provisions, £214 million of which is in respect of cash paid to collateralise the Group's obligations under the previously disclosed hedging arrangements and £44 million to the release of provisions, disclosed as a non-operating exceptional item. The balance of the movement relates to £5 million of provisions released against share options issued to employees at the time of previous acquisitions.

Reorganisation and restructuring provisions increased, after amounts spent in the period, by a net £50 million. Other provisions decreased by a net £14 million. The majority of the Group's rationalisation programmes are treated on a cash basis, with costs charged to the profit and loss account as the cost is incurred. However, provisions for restructuring have been created to cover those parts of the Group's rationalisation programme, mainly in Germany and the UK, where as at 31 March 2002, individuals had been identified to leave the Group during the course of the current financial year.

Cash Flow

Net debt decreased by £302 million during the year to 31 March 2002.

For analytical purposes, the Group defines operating cash flow as operating cash flow before exceptional items and after capital expenditure. After net capital expenditure of £188 million, the Group incurred an operating cash outflow of £178 million for the twelve months to March 2002. This was predominantly driven by the Group's operating loss before goodwill amortisation of £463 million offset by an improvement in working capital of £239 million. Following a £470 million operating cash outflow after capital expenditure during the first half of the year, the Group generated positive operating cash flow of £292 million during the second half, including £116 million proceeds from the sale of properties. This sequential improvement results mainly from the Group's increased focus on cash collection from debtors and improved management of overdue debt as well as from increased utilisation of inventory.

Financial investments represented a cash outflow of £8 million and included £214 million of collateral payments paid under the Group's share option related hedging arrangements, £24 million purchase of shares to satisfy the Group's obligations under option schemes relating to various previously acquired companies, and other fixed asset investments of approximately £70 million including the Group's investment in Confirmant, a venture with Oxford GlycoSciences. This was offset by some £320 million proceeds from the sale of the Group's remaining share in Alstom and other smaller financial investments including Lagardère and Lottomatica.

Cash flows relating to acquisitions and disposals amounted to a positive £1,025 million. This comprises approximately £1.4 billion net cash proceeds from the disposal of businesses including Medical, Commerce and Data Systems and the Group's 50 per cent stake in GDA, which were offset by cash outflows relating to the demerger of ipsaris into Easynet, the creation of Ultramast, a joint venture with Railtrack and other smaller acquisitions.

The Group incurred exceptional operating cash costs of £368 million during the year relating mainly to restructuring and rationalisation including costs associated with the Group's manufacturing outsourcing programme, and the implementation of a new information technology system. As previously announced, management has decided to cease further spend on this implementation project. Further exceptional cash costs will be incurred during the current financial year as the Group continues to implement its cost reduction programmes.

Other cash flows relate primarily to interest, dividends and tax.

Group Financial Management

The Group funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets.

The Group's gross borrowings as at 31 March 2002 were £4,239 million (31 March 2001 £3,677 million) and reflected operating cash outflows and financing transactions in the first half of the year, offset by debt reductions from disposal proceeds.

Marconi's net debt amounted to £2,865 million at 31 March 2002, and decreased from £3,167 million at 31 March 2001.

At 31 March 2002, the Group's cash and liquid resources totalled £1,374 million, of which £278 million was denominated in sterling, £738 million in US dollars, £239 million in euro and the balance of £119 million in other currencies.

At 31 March 2001, Marconi had €7.0 billion of bank facilities, €4.5 billion maturing in March 2003 and €2.5 billion maturing in June 2002. In May 2001, the €2.5 billion facility was replaced by a new €3.0 billion facility, with the total facility outstanding rising to €7.5 billion.

Discussions commenced in October 2001 with the Group's syndicate banks on replacing the existing facilities with a new facility, which would mature in June 2005. The intention of the Group was to secure the medium-term financing required beyond the current market downturn.

On 22 March 2002, Marconi announced that in the light of the Group's revised market outlook, it had decided not to proceed with the new bank facility it had been negotiating with its lending banks to refinance its two existing syndicated loan facilities. The Group further announced that as a result of this decision, it had agreed to cancel the undrawn commitments under these facilities and to place on demand the drawn portion of the €4.5 billion facility, which matures in March 2003. The Group now has a single facility with total commitment of €3.6 billion and this was fully drawn as at 31 March 2002.

In recent weeks, Marconi has developed a revised business plan which has been presented to representatives of the Group's lending banks and bondholders. The plan, currently being reviewed by independent accountants, demonstrates a sustainable Core business which generates operating cash flow and returns to operating profit in the early stages of the 5-year plan. In parallel, Marconi continues discussions with representatives of its syndicated lending banks and bondholders in order to reach an agreement, as rapidly as possible, on a financial restructuring proposal that is acceptable to all stakeholders. As part of this process, the Marconi Board has agreed that it will accept certain restrictions on financial and corporate activities while it continues its restructuring negotiations with the bank syndicate and bondholders. On 25 April 2002, the Group agreed that certain restrictions will apply to £850 million of its cash and liquid resources balances which will continue to be held with banks independent of the bank syndicate. Currently, these restrictions will expire on 27 May 2002, after which date, the cash can be utilised with five businesses days' notice. In addition, the Group has agreed to increase the margin above LIBOR on its syndicated loan facility to 225 basis points per annum with effect from 1 April 2002. If the current levels of drawings were outstanding for the current financial year, the interest charge would increase by £46 million.

In December 2001 and January 2002, Marconi reduced the total bond debt outstanding through the repurchase by Ancrane Limited of sterling equivalent of £375 million of principal of bonds at 53 per cent of face value, plus fees and accrued interest, funded from the Group's cash resources.

A more detailed discussion on the Group's financial management, including treasury policies, is included in pages 35 and 36 of this Annual Report and Accounts.

Going Concern

As discussed in Group Financial Management above, Marconi is discussing its appropriate capital structure with its lending banks and representatives of its bondholders. There is no guarantee that these negotiations will reach a satisfactory conclusion. However, in the light of the information currently available to them, the Directors believe that the Group's banks and bondholders will support it in achieving an appropriate capital structure. On this basis, the Directors consider it appropriate to prepare the accounts on a going concern basis. Should the Group's banks and bondholders not support the Group in this respect, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. Furthermore, contingent liabilities would crystallise, resulting in additional liabilities in the Company balance sheet. It is not practicable to quantify these possible adjustments.





In September 2001, as a result of the Group's Operational Review, Marconi reorganised its operations into two main reporting divisions. All businesses relating to the Group's network communications business remained in the Core whilst non-core activities were transferred to Capital. The Group manages the businesses in its Capital division for value and ultimately disposal.

This Review of Operations concentrates on a discussion of the Group's Core business. A discussion on Capital and the disposals completed during the year is contained in the Financial Review on page 6 of this Annual Report and Accounts.

Core Business Review

Core - Order Backlog, Orders Received and Sales

The Order Backlog in the Core business fell from approximately £2.1 billion at March 2001 to approximately £1.7 billion at March 2002 as the level of sales recorded during the period was higher than the level of new orders, a reflection of the difficult market conditions. At March 2002, Network Services accounted for over 40 per cent of the order backlog, Network Equipment for approximately 24 per cent and the balance related to Mobile. The decline in order backlog for Network Equipment was more marked than the decline in Network Services which remains more resilient as a result of its long-term maintenance and turnkey project contracts. The order backlog in Mobile remained stable year on year.

Orders received by the Core business totalled £2,833 million (2001 £4,452 million), an overall decrease of 36 per cent whilst sales were £3,100 million (2001 £4,665 million), an overall decrease of 34 per cent. The comparable declines in orders received and sales respectively reflects a general reduction in the sales cycle (time from customer order to shipment) in the telecoms industry as operators focus on short payback on investments. In Optical Networks in particular, the sales cycle has reduced significantly due to the absence of orders for major new network build projects and the increased proportion of short-term network in-fill orders. As a result of the reduced sales cycle, the overall decline in trading volumes and the subsequent consumption of the order backlog, the book to bill ratio in the Core remained below one throughout most of the year.

The level of decline broadly reflects the overall reduction of capital expenditure in the telecoms industry during the period as well as other factors that have contributed to the industry-wide market downturn, namely the decline of many CLEC and Pan-European service providers. The percentage decrease in Network Equipment sales was greater than in Network Services, the latter benefiting from areas where demand has remained more resilient including maintenance activities as well as wireless and managed services. Network Equipment was worst affected in its largest market, the United Kingdom, mainly as a result of substantial reductions in capital expenditure by many of the UK second operators and lower sales to BT.

Major new Network Equipment orders awarded to Marconi during the year include DWDM contracts with BT, Telecom Italia, Fibernet (Germany), Omnitel-Vodafone (Italy) and China Railcom, the Group's first contract for its new Ultra Long Haul DWDM equipment with Amcom (Australia), High Density DSLAM contracts with Telecom Italia, Telkom South Africa and Wind (Italy) and continued orders for broadband ATM switches from the US Federal Government.

The Core business serves a strong global customer base of predominantly incumbent operators. The ten largest customers of Network Equipment and Network Services during the year were BT (UK), Bell South (USA), Metro City Carriers (Germany), Qwest (USA), SBC (USA), Sprint (USA), Telecom Italia (Italy), UK Ministry of Defence (UK), Verizon (USA), Vodafone (UK - Germany – Italy). This group of customers accounted for 33 per cent of Core sales in 2001/02. BT remains the Group's largest customer and accounted for 13 per cent of Core sales in 2001/02 (2001 18 per cent).

On a geographic basis, EMEA (Europe, Middle East and Africa) and North America (NAM) are the Group's main markets. The majority of the Group's product sales in the EMEA region relate to Optical Networks. In NAM, product sales are driven by Access (including Outside Plant and Power) and Broadband Switching. Marconi offers network services to its customers world-wide. EMEA accounts for over 50 per cent of Network Services sales with NAM representing about one-third of Network Services sales.



Sales in EMEA declined by 34 per cent and in NAM by 37 per cent, while Central and Latin America (CALA) and Asia Pacific decreased sales by 2 per cent and 25 per cent respectively. EMEA remained the largest market for the Core business, contributing 60 per cent of total Core sales (2001 61 per cent). NAM represented 26 per cent of Core business sales (2001 28 per cent), while CALA and Asia Pacific contributed 7 per cent (2001 4 per cent) and 7 per cent (2001 7 per cent) respectively.

Core £m	Year ended 31 March **2002**	2001
Order Backlog	**1,679**	2,074
Orders Received	**2,833**	4,452
Sales	**3,100**	4,665
Gross Profit	**699**	1,794
Operating (Loss)/profit before exceptional items and goodwill amortisation	**(496)**	548

Core Sales by Geographic Destination %

1 EMEA	60
2 NAM	26
3 CALA	6
4 APAC	8


1
2
3
4

Core Sales by Segment £m

1 Network Equipment	1,762
2 Network Services	969
3 Mobile	369


1
2
3

Core Sales £3,100m

Core - Operating Loss

The Core business recorded an operating loss before goodwill amortisation and exceptional items of £496 million during the year (2001 operating profit before goodwill amortisation and exceptional items of £548 million). This substantial decline was driven by a significant drop in gross margins caused by the decline in sales volumes and the Group's inability to restructure its cost base sufficiently rapidly within the year to offset the speed of the sales decline. The operating performance year on year declined across all major product segments but was most marked in Network Equipment.

In September 2001, management targeted to exit the year to March 2002 with an operating expense run-rate in the Core business of £1 billion compared to £1.4 billion one year earlier. The Group achieved this target as a result of its ongoing cost saving measures. Research and development expenses increased year on year, mainly as a result of product launch costs in Broadband Switching and Optical Networks but this increase was more than offset by reduced sales & marketing and general & administration expenses. Marconi began to target cost savings from July 2001 and implemented the necessary actions progressively during the year to achieve its targeted run-rate by the end of March 2002. Due to the time required to achieve certain of these actions, the Group was unable to generate sufficient savings within the year to compensate the decline in sales volumes. This led to a higher percentage of operating expenses relative to sales than in the previous year.

The Group operating loss also includes central and other costs, mainly related to the UK and regional head offices. These amounted to £64 million compared to £15 million in the previous year. In 2000/01 these costs were largely offset by income from the sale of trademarks, the successful settlement of a legal claim and the release of provisions no longer required against insurance-related liabilities.





Network Equipment

£m	2001/02	2000/01
Sales	**1,762**	3,318
Operating (Loss)/profit before exceptional items and goodwill amortisation	**(461)**	448

Network Services

£m	2001/02	2000/01
Sales	**969**	1,016
Operating Profit before exceptional items and goodwill amortisation	**35**	102

Mobile

£m	2001/02	2000/01
Sales	**369**	331
Operating (Loss)/profit before exceptional items and goodwill amortisation	**(6)**	13

Segmental Analysis

Network Equipment

Sales in the Network Equipment business were £1,762 million, a decline of 47 per cent compared to the previous year. Sales declined across all major product areas as a result of the general decline in demand for telecommunications equipment as the majority of telecom operators have significantly reduced their capital spending budgets in order to focus on profitability and cash generation.

Network Equipment incurred an operating loss of £461 million during the year (2001 operating profit £448 million). This decline was driven by the substantially reduced gross margin in the business. This resulted from the decline in sales recorded during the year, which led to under-recovery of costs in the supply chain. Contractual annual price reductions under existing frame contracts, some price erosion on new Optical Networks orders and issues relating to business mix also contributed to the decline but to a much lesser extent.

Optical Networks

Optical Networks comprises Marconi's range of SDH, DWDM and SONET transmission equipment as well as its network management systems.

Sales in this predominantly European business decreased by 48 per cent to £737 million (2001 £1,408 million). The main driver of this decline was the strong fall in sales of SDH equipment, which accounted for around 85 per cent of total Optical Networks sales during 2001/02 and a higher proportion of 2000/01 sales.





The underlying decline was broadly in line with the overall market trend in SDH, but was exacerbated by the phasing of capital expenditure of Marconi's major incumbent customers, who have decreased spend more rapidly and ahead of other operators. Spending by some, mainly continental European operators remained more resilient during the year but this benefited some of the Group's competitors more than Marconi itself, due to their existing incumbent relationships with this group of operators.

Despite this substantial decrease in sales, Marconi has maintained its market share position in the European Optical market. According to RHK, a leading telecom market research firm, Marconi was joint European leader in this market for calendar year 2001 and Marconi continued to lead the SDH add-drop multiplexer market in Europe with approximately 25 per cent share including the share achieved through its channel partners (Ericsson, Nokia and Siemens).

The decline in SDH was partly offset by an increase in DWDM sales, which more than doubled compared to the previous year. This was a result of the first shipments of DWDM to Telecom Italia under the previously awarded exclusive frame contract as well as a number of new customer contracts including Omnitel-Vodafone, China Railcom and Fibernet. This follows the successful launch of Marconi's full range of DWDM solutions in the early part of 2000/01. According to RHK, during calendar year 2001, Marconi increased its share of the European DWDM market to 8 per cent.

In addition, during the second half of the year, Marconi made shipments of ultra-broadband DWDM equipment to BT under the previously announced 5-year frame contract. Given the nature of this contract, revenue relating to ultra-broadband products will be recognised when the circuits provided by this equipment are utilised. As none of the circuits were utilised prior to 31 March 2002, no sales associated with these shipments were recognised during the financial year.

Broadband Switching

Broadband Switching comprises mainly sales of multi-service switching products such as the ASX 4000 multi service core switch and the smaller ASX and TNX edge switches and a range of legacy ATM switching and routing products designed for enterprise customers.

Sales in Broadband Switching were £209 million (2001 £427 million), a reduction of 51 per cent. Two main factors contributed to this decrease:

Enterprise: in line with the Group's previously stated strategy to focus its technical and commercial resources towards customers requiring carrier-class networks, namely telecom service providers, sales to Enterprise customers have declined substantially. The US Federal Government, however, remains the largest customer of Marconi's broadband switching equipment.

Service Providers: sales to US service providers decreased during the year as a result of reduced capital spending in this business' traditional service provider customer base of CLECs and ISPs and the absence of major new contract wins with incumbent operators. In addition, Marconi has historically sold a third party's Broadband Switching equipment into the UK market under an OEM distribution agreement. Sales under this agreement have declined during the year as a result of reduced customer spending and the impact of the pending termination of this contract during the first half of the current financial year.

During the fourth quarter of the year, Marconi's new multi-service core switch, the BXR 48000 was successfully launched and shipped to the US Federal Government and BTexact Technologies for field trials.

Broadband Access

Broadband Access includes wireless-based (point-to-point and point-to-multipoint radio), fibre-based Mx platform (Fibre to the Curb) and Marconi's new multi-service (Access Hub) access platforms.

Sales of fixed wireless access products, which account for the majority of Broadband Access sales, were only slightly down compared to last year mainly as a result of continued shipments to German mobile service providers, who use the technology within their 2.5G and 3G mobile networks. In addition, the Group recorded the first sales of its Access Hub platform under frame contracts to Telecom Italia and Telkom South Africa. This application is initially being used as a high density DSLAM platform to deliver ADSL based services. The combination of these two factors led to stable sales in Broadband Access year on year at £145 million.


Marconi





Network Equipment Sales by Product Area £m

1 Optical Networks	737
2 *Broadband Access*	145
3 Mature Access	584
4 Broadband Switching	209
5 Other Network Equipment Sales	87


5
4
1
3
2

Network Equipment Sales £1,762m

Network Services Sales by Product Area £m

1 IC&M	528
2 VAS	441


2
1

Network Services Sales £969m

Mature Access

Sales in Mature Access were £584 million, down 52 per cent compared to £1,227 million of sales recorded in the previous year. This decrease occurred equally across Outside Plant and Power, Voice Systems and Narrowband Access products.

In Outside Plant and Power, the sharp fall in sales was due to the significant reduction in capital expenditure in the United States and Mexico, the Group's main markets for these products. Marconi has maintained its market shares in both the power and outside plant segments in the Americas where it enjoys leading market positions.

In Voice Systems, which is predominantly a UK-based business, sales declined because previously awarded contracts have reached completion and have not been replaced with significant new contracts for these mature products as customers refocus investment away from narrowband switching installed bases.

In Narrowband Access which comprises the Group's North American DLC products and other, mainly European, mature access product ranges, sales were down due to the continuing slowdown of narrowband access infrastructure investment particularly in the US and UK.

Other Network Equipment

Sales of Other Network Equipment, comprising mainly the Group's activities in South Africa and legacy activities within Asia-Pacific, declined to £87 million (2001 £111 million). This was primarily due to the impact of negative foreign exchange mainly relating to the South African operations (£13 million) and the completion of various historical contracts in Asia-Pacific.

Network Services

Network Services comprises two reportable segments: Installation, Commissioning and Maintenance (IC&M) and Value-Added Services (VAS). VAS comprises the services provided to customers to plan, build and operate their networks including the acquire, design, construct and civil engineering capabilities the Group offers to mobile operators. It also includes the Group's Integrated Systems activity, which manages network design and engineering projects, particularly in the transportation and government sectors.

Sales in the Network Services business were £969 million, a decline of 5 per cent compared to the previous year (2001 £1,016 million). Excluding the impact of acquisitions completed since 1 April 2000 such as MSI, APT and Northwood Technologies, Network Services sales decreased by 7 per cent. The main driver of this decline was a fall in sales of installation and commissioning services following the downturn in network equipment supply.





Operating profit in Network Services decreased to £35 million (2001 £102 million). Whilst operating profit was down in both IC&M and VAS, the main reason for the overall decline was lower operating profit contribution from installation and commissioning. This labour-intensive activity recorded strong quarter on quarter sales growth throughout the last financial year 2000/01 and the operating cost base, in particular the workforce, was geared up to deal with demand at that time. During 2001/02, demand for installation and commissioning activities dropped quarter on quarter following lower network equipment supply orders, leading to under-utilisation of the overall service resources. The Group was unable to reduce costs quickly enough, particularly during the first half of the financial year to prevent operating margin erosion. Operating profit in Wireless Services has been negatively impacted by under-utilisation of resources. In the UK this is due to delays in the planned roll-out of 3G networks by mobile operators whilst in the US this is due to the changed business mix resulting in a higher proportion of software sales and a decline in the level of consulting activities.

Installation, Commissioning and Maintenance

IC&M sales decreased by 20 per cent to £528 million (2001 £656 million). The decrease in installation and commissioning activities relating to Marconi products which arose from the lower volume of Network Equipment sales, was partially off-set by an increase in demand for cable installation in the UK as well as maintenance services world-wide as network operators seek to maximise the utilisation of their existing networks.

Value-Added Services

VAS sales increased by 23 per cent to £441 million (2001 £360 million). Excluding the impact of acquisitions, sales increased by 14 per cent. The major driver of the like-for-like increase related to project-based Integrated Systems activity primarily in the UK, due to the conclusion of the London Underground Jubilee Line extension contract and in the Middle East. Sales in Wireless Services remained relatively stable over the period with growth in RF planning software sales being offset by declines in consultancy activities. Sales of Managed Services also remained resilient mainly as a result of the continued outsourcing of non-core activities by some telecoms operators and enterprise customers.

Mobile

Mobile comprises three main businesses:

(1) Strategic Communications, which accounted for more than 80 per cent of Mobile sales during the year and designs, manufactures and supplies communications and information systems primarily for defence and security applications,
(2) Private Mobile Radio Systems and
(3) Public Mobile Radio Systems where the Group has concentrated its development of 3G UMTS radio access network technology.

Sales in Mobile increased by 11 per cent to £369 million (2001 £331 million). This Segment serves mainly government, military and emergency service organisations, a very different customer base to that of Network Equipment and Network Services and sales growth has remained resilient mainly as a consequence of continued government spending on communications equipment. 17 per cent reported growth in Strategic Communications resulted mainly from increased sales of terrestrial and naval communications systems to various government defence departments but was partially offset by a drop in sales of legacy analogue products in Private Mobile Radio due to the decline in demand for this mature technology. Sales of the Group's TETRA product range remained stable year on year.

Mobile incurred an operating loss of £6 million during the year (2001 operating profit £13 million). The main factor contributing to this decline was the significantly increased R&D spend in Public Mobile Radio in relation to the start-up UMTS development as well as the continued high level of spending on the development of the Group's TETRA product range within Private Mobile Radio. Strategic Communications reported a similar level of operating profit as last year.





Our customers remain our highest priority. To deliver to them we rely on people who are focused, resilient and committed. Exceptional challenge requires nothing less than an exceptional team...

That's why in a tough economic environment and against the background of delivering key business targets we are still dedicated to getting the best out of people through a process of education, support and development.

Living With Change

We manage in times of shifting and constant change. Our objectives continue to be:

- To support the evolution of an appropriate organisation that meets Company and business needs.
- To ensure we continuously improve our competencies within the organisation to provide the best and most innovative contribution to our customers
- To be passionate in the constant development of our people and their talents and ensure their professional and managerial growth.

Evolving the organisation to fit the needs of the business and the market in which we operate has been achieved through a number of key initiatives:

- Business Divestitures
- Outsource & Partnering Solutions
- Business Rightsizing
- Driving Organisation Effectiveness

Our organisation shape and size continues to develop to fit the evolving business model. In March 2001 we employed approximately 56,000 people in the Group as a whole, of which approximately 39,000 were employed in our Core business. In March 2002 that figure has shifted to just over 28,500 in our Core business. Through the divestiture of Medical Systems, Data Systems, Commerce Systems, Optical Components and GDA and outsourcing activities in our Global Supply Chain approximately 15,000 of the 56,000 employees have transferred to new ownership or third party vendor/outsource partners. An equal number of employees have left the business through our managed leavers and voluntary severance programmes.

In such difficult times sensitivity and attention to detail, for every individual, is of the utmost importance. We achieve these challenges united behind a commitment to





our customers and our people – to treat those who are leaving us with fairness and dignity and those who remain with respect and support - and a challenge to stay focused on the things that matter. For those leaving us this includes providing comprehensive outplacement support and re-deployment/re-training opportunities in all our major territories. For those staying with us it means clear communication and direction going forward.

This simple ethic ensures that through all of the change process both our customers and our employees remain our highest focus of attention.

Developing Through Change
We are dedicated to supporting the long-term stability and growth of the organisation by driving organisation effectiveness and delivering focused learning, education and support.

In launching our own Corporate University last year we continue to maintain this commitment, whilst at the same time reducing the cost of learning and building the basis for improving the effectiveness of our learning provision.

Our Corporate University combines technical education with leadership and professional development by adopting a blended learning approach that includes easy access to sophisticated online learning solutions. Our Corporate University web-site offers access to a number of acclaimed external learning providers, including:

- NETg
- Harvard Business Manage Mentor
- Ashridge Business School

This global, state of the art e-learning capability continues to be enthusiastically received throughout the business. Over 1,000 courses in a number of languages are available to staff, with no need to book or join long waiting lists. 1,000 students a month take advantage of the courses available and the system continues to support valuable and cost effective learning for all our people.

An enhanced version of the service will be launched during 2002, which will provide people with an even wider range of services.

In addition to delivering internal learning solutions, Marconi continues to maintain a presence in the external market particularly with our academic and community partnerships.

Partnering Through Change
BT/Ericsson/Marconi Development in Partnership Programme
This innovative multi-company programme offers promising young leaders the chance to fast track their careers through shared development opportunities with other businesses in the telecommunications environment.

Candidates study practical topics such as: Customer Supplier Relationships, Shareholder Value, Managing Change, and Business Planning. With active mentoring and coaching from senior line managers, the programme equally supports the development of strong business leaders as well as technology experts.

Marconi Masters
This three-year Master of Science course in International Technology Management – led by Warwick University, combines professional, technical and business modules to give students a thorough foundation in communications technologies and management. Partner schools in the consortium include Carnegie Mellon University in the US, University of Cambridge, Imperial College London, University College London, Lancaster University, Leeds University, Sussex University, the Scuola Superiore Sant'Anna in Pisa, and the University of Management & Technology in Arlington, Virginia. Participants explore cutting edge topics in technology management, ranging from E-Business Solutions, Innovation Management, Photonics, Software Engineering, Technology Acquisition & Deployment and Wireless Systems.

Marconi Education & the Community
Marconi supported a number of charities and educational programmes.
This includes:
- charity support for the NSPCC Full Stop Campaign, Youth At Risk and the United Way, and
- educational support to the UK Telecomm Academy (committed to providing quality communications training free of all tuition charges for countries seeking to develop their communications expertise) and North Allegheny Senior High School Communications Technology Curriculum.





Total Group expenditure on research and development amounted to £628 million (2001 £626 million), representing approximately 14 per cent of sales (2001 9 per cent).

The Group invested £545 million (2001 £517 million) of this amount in its Core business, an increase of over 5 per cent compared to the previous year. This investment represents 18 per cent of Core sales (2001 11 per cent). This increase in absolute spend and as a percentage of sales was mainly the result of higher R&D costs in Broadband Switching and Optical Networks, driven by the development and launch of key products such as the BXR 48000 multi-service core switch, new additions to Marconi's SmartPhotoniX range of equipment, notably Ultra Long Haul and Metro DWDM product ranges as well as further development of the Group's SDH technology to produce a 4th generation SDH multiplexer. The Group also increased R&D investment in its Mobile Division. R&D investment in Access was scaled back during the year in line with the Group's strategy to focus spend on certain broadband access product lines, notably in fixed wireless access and the recently launched Access Hub.

In addition, customer-funded R&D, which is charged to gross profit, amounted to £15 million (2001 £38 million).

Core R&D Expenditure by Product Area £m

1 Optical Networks	167
2 Access	168
3 Broadband Switching	111
4 Services	24
5 Mobile	60
6 Other	15



6
5
4
1
3

Total Core R&D £545m

Optical Networks

Focus on SmartPhotoniX

With a growing range of new data services to offer to their customers, many telecoms operators are finding capacity on their existing optical fibre networks becoming constrained. The Marconi solution is called SmartPhotoniX and it multiplies the capacity of existing optical fibre using a technology called DWDM (Dense Wavelength Division Multiplexing). This allows our customers to transmit signals using a range of wavelengths within each optical fibre, rather than the single wavelength technology used in existing networks. For operators, SmartPhotoniX offers more economical network operation and faster service delivery to their customers. And all of this builds directly onto our existing European Number One installed base of SDH (Synchronous Digital Hierarchy). To date, Marconi has been selected as DWDM supplier to two of the top five European Service Providers, BT and Telecom Italia, as well as to a number of other operators mainly in the EMEA region.

BT Ignite Nederland

In November 2001, BT Ignite – BT Group's international solutions and broadband business – began the implementation of one of Europe's fastest and most flexible national DWDM networks, covering 20 Dutch cities. Based on Marconi's SmartPhotoniX range, the new network is a key part of BT Ignite's efforts with the Dutch government to give the Netherlands the lead in the development and use of innovative internet technology. The first customer of BT's network is SURFnet5, the Dutch national network for higher education and research.

As demand for faster networks grows, this will be seen worldwide as a prime example of the leading-edge optical solution that Marconi provides. Its flexibility and huge capacity will allow BT Ignite Nederland to grow its business, offering customers the unrivalled speed and quality of service they increasingly demand.





Omnitel-Vodafone

In January of this year, Omnitel-Vodafone and Marconi announced deployment of an optical transmission network spanning over 10,000 kilometres, making use of our SDH and DWDM technology. This deployment will radically enhance Omnitel-Vodafone's network capacity, and will allow them to support third generation mobile services in the future. Our expertise, experience and research and development in DWDM, combined with our market leading position in SDH, makes Marconi a compelling advanced network partner. The new network deployment reinforces Marconi's position as one of the leading providers of SDH and DWDM technology in Italy, with existing customers including the most important operators in fixed and mobile telephony.

Broadband Switching

Focus on the BXR-48000

Operators' networks handle vast quantities of voice, data, internet, video and other traffic each day. So our customers need a high speed, high capacity and highly reliable device that sits at the heart of their networks, interconnecting their infrastructure and directing and routing these many types of traffic.

Marconi is developing just such a device, called the BXR-48000 broadband multi-service switch which is currently undergoing trials with some of our major customers.

BTexact Technologies

BT's advanced research and technology business, BTexact Technologies, began trials of Marconi's BXR-48000 in April 2002, focusing on assessing the product's capability for deployment in service provider networks. The tests will examine in particular the enhanced resiliency of our newest flagship product which enables the BXR-48000 to detect and correct data errors and to remove faulty hardware from service without causing errors or data loss. Having a team of engineers from a leading service provider put the product through its paces will create a robust assessment of its capabilities, and will be an important step in gaining customer acceptance of the BXR-48000 worldwide.

US Department of Defense Naval Research Laboratory

In March 2002, the US Naval Research Laboratory demonstrated for the Defense Department how BXR-48000 can help military commanders make faster and better-informed decisions. With 480 gigabits per second of switching capacity, BXR-48000 can deliver the very high bit-rates needed for applications from high definition television broadcasting to battlefield visualisation and capturing data from space exploration, even under the most stressful of conditions. The military standard capabilities of BXR-48000 are equally applicable for public voice, video and data networks.

Access

Focus on the Access Hub

The "last mile" of the telecoms network forms the connection between operators and their customers. This complex layer of the network uses various technologies – wireless, copper and fibre – to deliver a wide range of services to meet an even wider range of customer needs.

Marconi provides a last mile solution called the Access Hub, a single device platform that can reliably bring together all of these services and technologies, to help operators deliver to their customers. Using a single device platform to aggregate a wide range of traffic types allows our customers to operate their networks more economically. Launched in May 2001, we have already delivered the Access Hub to some of our major customers.

Telecom Italia

In the same month it was launched, Marconi's Access Hub was announced as the chosen solution for Telecom Italia Wireline – Telecom Italia's fixed telephony and internet business – to roll out 700,000 ADSL and SHDSL lines (Single-pair High Speed Digital Subscriber Lines). Our solution was chosen because it supported Telecom Italia's need to provide high-speed mass deployment of all DSL applications. The agreement with Telecom Italia demonstrates the competitive strength of Marconi's Access Hub – helping customers generate significant new revenue streams by cost effectively delivering value added high speed services.

Telkom South Africa

In February of this year, Marconi partnered with Telkom South Africa to play a key role in deploying broadband communications and services in South Africa. Using our Access Hub solution range, Marconi will install South Africa's first commercial ADSL (Asymmetric Digital Subscriber Line) network. The new network will allow Telkom to offer residential customers, small and medium-sized enterprises and the small-office home-office market new ADSL services, including high-speed internet access with always-on connections. Together, Marconi and Telkom will provide South Africans with a world-class broadband network enabling a full spectrum of digital services to evolve — from commercial applications to distance learning, telemedicine to online gaming.

D C Bonham *Interim Chairman and Non-executive Director*
Aged 58. Appointed to the Board in April 2001, Mr Bonham was appointed Interim Chairman of the Company in September 2001. He held the position of senior independent non-executive Director from July 2001 until May 2002. He is currently Chairman of Cadbury Schweppes plc, Fieldens Plc and Imperial Tobacco Group plc and was Chief Executive and Deputy Chairman of Hanson plc until 1997. He is a past member of the Financial Accounting Standards Advisory Council (USA) and served on the Accounting Standards Committee (UK).

Sir William Castell *Non-executive Director*
Aged 55. Appointed to the GEC Board in 1997 and subsequently to the Marconi Board in October 1999 and appointed Chairman of the Remuneration Committee in November 2001 in succession to Mr Bonham. Sir William has been Chief Executive of Amersham plc (formerly Nycomed Amersham plc) since 1990, having previously been Commercial Director on the board of Wellcome plc. Sir William is Chairman of The Prince's Trust.

M J Donovan *Chief Operating Officer*
Aged 49. Appointed to the Board in 2000, Mr Donovan was Chief Executive Officer of Marconi Systems and Marconi Capital and in September 2001 was appointed Chief Operating Officer of the Group. He previously held a number of executive management positions in the Rover Group (1976 to 1991), Vickers plc (1991 to 1994) and British Aerospace Plc (1994 to 1998). Mr Donovan became Chief Executive of GEC's Industrial Electronics Group in 1998 and is based in the US.

S Hare *Chief Financial Officer*
Aged 41. Appointed to the Board in April 2001, Mr Hare, a chartered accountant, joined GEC in 1989 and has held a number of financial positions in the Group's UK-based subsidiaries including seven years with GPT, GEC's telecommunications joint venture with Siemens. He subsequently became Finance Director of GEC's Industrial Group and in 1998 was appointed Chief Operating Officer of Marconi Communications. In 1999, he was appointed Chief Financial Officer of Marconi Communications and in 2000, Senior Vice President, Finance for Marconi plc.

M W J Parton *Chief Executive Officer*
Aged 47. Appointed to the Board in 2000, Mr Parton was Chief Executive Officer of Marconi Communications when he was appointed Chief Executive Officer of the Company. He has held a number of finance appointments in ICL plc (1977 to 1980), GEC-Marconi Ltd (1980 to 1986) and STC Telecommunications Ltd (1986 to 1991). He joined GEC in 1991 as Finance Director of GPT and was appointed Managing Director of GPT's Public Networks Group in 1995, Managing Director of GEC's Industrial Group in 1997, and Chief Executive Officer of Marconi Communications at the time of its formation in July 1998.

Sir Alan Rudge CBE *Non-executive Director*
Aged 64. Appointed to the GEC Board in 1997 and subsequently to the Marconi Board in October 1999, Sir Alan is Chairman of the Company's Technology Advisory Committee. Sir Alan was formerly Deputy Chief Executive of British Telecommunications plc and is currently Chief Executive of MSI Cellular Investment Holdings BV. He is Chairman of ERA Technology Ltd and a non-executive director of Great Universal Stores Plc. Sir Alan is a Fellow of the Royal Academy of Engineering and the Royal Society and a Past President of the Institution of Electrical Engineers.

Hon Raymond G H Seitz *Non-executive Director*
Aged 61. Mr Seitz, who was Ambassador of the United States to the Court of St James's from 1991 to 1994 and is Vice Chairman of Lehman Brothers International (Europe), was appointed to the GEC Board in 1994 and subsequently to the Marconi Board in October 1999. He is also a non-executive director of British Airways plc, Cable and Wireless plc, Rio Tinto plc and Chairman of Authoriszor, Inc. and a former Trustee of the National Gallery and the Royal Academy.

N J Stapleton *Non-executive Director*
Aged 55. Appointed to the GEC Board in 1997 and subsequently to the Marconi Board in October 1999, Mr Stapleton is Chairman of the Audit Committee and was appointed senior independent non-executive Director in May 2002. He is Chairman of Uniq plc. He was previously Chairman of Reed International plc and Co-Chief Executive of Reed Elsevier plc. Mr Stapleton is a Director of AXA UK plc, the London Stock Exchange and a member of the Financial Reporting Review Panel.

Secretary and Registered Office
N C Porter, One Bruton Street, London W1J 6AQ
Telephone: +44 (0)20 7493 8484

During this year of substantial change for the Company, the Board has continued to support and apply the Principles of Good Governance set out in Section 1 of the Combined Code. A summary of the Company's system of applying the principles and the extent to which the provisions in Section 1 have been complied with, are set out in this report to shareholders. Section 1 of the Combined Code establishes 14 Principles of Good Governance, which are split into 4 areas:

1 The Board

The Company is controlled through the Board of Directors which comprises the Chairman, three executive Directors and four non-executive Directors who, with their different backgrounds, bring with them a wide range of expertise and experience to the Company. The Board considers all of the non-executive Directors to be independent as they are independent of the Company's executive management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. There is a clear division of responsibility between the Chairman and Chief Executive with no single individual having unfettered powers of decision. The Chairman is responsible for running the Board and ensures that all Directors receive sufficient relevant information on financial, business and corporate matters to enable them to participate effectively in Board decisions. The Chief Executive's primary role is the co-ordination of the Company's businesses and the development and implementation of strategy. The Combined Code recommends the appointment of a senior independent non-executive Director, and Mr D C Bonham was appointed by the Board in July 2001 to fulfil that role; Mr N J Stapleton succeeded Mr Bonham in May 2002.

The Board ordinarily meets eight times a year but holds additional meetings when circumstances require. During the year to 31 March 2002, the Board met on 11 occasions. Between meetings, the Chairman and Chief Executive update the non-executive Directors on current matters and there is frequent contact to progress the affairs of the Company. Broadly, attendance at Board and Committee meetings was approximately 90 per cent during the year. The non-executive Directors meet with the Chairman and Chief Executive at least three times a year to discuss a wide range of matters affecting the Company and have the opportunity to arrange additional meetings to consider and discuss with executive Directors the Company's business strategy and other matters.

Directors receive appropriate training on appointment and then as necessary. They attend an induction programme which aims to provide an understanding of the Company, its strategy, structure, geographical spread of operations, financial position, the markets in which it operates, its products and technologies, its people and, where appropriate, their legal responsibilities as a director. The Directors have access to the advice and services of the Secretary and there is an approved procedure by which all Directors can obtain independent professional advice at the Company's expense in furtherance of their duties, if required; this procedure is reviewed periodically.

The Board, which has reserved certain specific matters to itself, is responsible for overall Group strategy, acquisition and divestment policy, approval of major capital expenditure projects, consideration of significant financial matters and it reviews the financial performance and strategic direction of the operating businesses.

The names and biographical details of all the Directors are set out on page 23.

Board Committees

The Board has established a number of committees with defined terms of reference, which are reviewed periodically, and receives reports of their proceedings. The principal committees, their membership and a brief description of their terms of reference, as of 15 May 2002, are as follows:

Audit Committee

Mr N J Stapleton (Chairman)	Sir William Castell
Mr D C Bonham	Hon Raymond G H Seitz

The Committee reviews the Company's financial statements and reports, its financial and corporate controls and accounting policies. All the members of the Committee are independent non-executive Directors. The Company's internal and external auditors attend meetings and have the opportunity to raise matters or concerns in the absence of executive Directors.

Nomination Committee

Mr D C Bonham (Chairman)	Hon Raymond G H Seitz
Sir William Castell	Mr N J Stapleton
Sir Alan Rudge	

The Committee makes recommendations to the Board on all proposed new appointments of Directors. The Chairman and the non-executive Directors who are members of this Committee are independent.

Remuneration Committee

Sir William Castell (Chairman)	Hon Raymond G H Seitz
Mr D C Bonham	Mr N J Stapleton
Sir Alan Rudge	

The Remuneration Committee determines, on behalf of the Board, the broad framework for executive remuneration including the remuneration of executive Directors. All members of the Committee are independent non-executive Directors.

Executive Committee

Mr M W J Parton (Chairman)	Mr S Hare
Mr D Beck	Mr D O Lewis
Mr M J Donovan	Mr D H Reid
Mr G W Doy	Mr N D Sutcliffe
Ms V Gentile Sachs	

The Committee, which normally meets monthly, is appointed by the Board and its membership comprises the executive Directors and senior executives. The quorum requires the presence of at least two executive Directors. The Committee's main functions include approval of the Group's business plan and budget, the review of performance against plan, the Group's strategies in areas including technology, people, information technology, corporate communications and change programmes, prior to submission to the Board for its approval. This Committee also deals with day-to-day matters of a routine nature. The Committee also acts as the Group's Business Risk Committee from January 2002.

Technology Advisory Committee
Sir Alan Rudge (Chairman)
Mr D O Lewis

The Committee meets at least twice a year and comprises a non-executive Chairman and Marconi's most senior technology executive. Selected senior technology executives, on rotation from each of the product areas, attend by invitation. It examines the Group's research and development activities and, where appropriate, advises the Board in the areas of the Group's technology.

The Secretary of the Company is Secretary to all Board Committees.

2 Directors' Remuneration
In accordance with the requirements of the Combined Code, the Board has approved the terms of reference of the Remuneration Committee, as with all Board Committees. The Report to Shareholders by the Board on Directors' Remuneration, sets out the Company's remuneration policy, procedures and the remuneration of individual Directors.

3 Relations with Shareholders
The Company gives communication with shareholders a high priority. The announcement of interim and final results provides opportunities for the Company to answer questions from institutional investors covering a broad range of issues. The Company also provides all shareholders with quarterly trading updates. In addition, there is regular dialogue with institutional shareholders to ensure a mutual understanding of objectives.

The Company's website (www.marconi.com) provides shareholders with information about the Company including the annual and interim report, quarterly trading updates, details of recent announcements, investor presentations and share price information. Shareholders are able to put questions to the Company through its website.

The Company aims to deal expeditiously with all enquiries from individual shareholders on a wide range of matters. Individual shareholders also have the opportunity of attending the Annual General Meeting to put questions to the Chairman and the chairmen of Board committees. Directors also meet informally with shareholders before and after the meeting. The Company keeps under review ways in which it can communicate more effectively with its shareholders throughout the year as well as at the Annual General Meeting.

It has been the Company's practice to send the Notice of the Annual General Meeting and related papers to shareholders at least 20 working days before the meeting and to propose separate resolutions on each substantially separate issue. The Company indicates the level of proxy votes lodged in respect of each resolution proposed at its Annual General Meeting following each vote on a show of hands. In the event of a poll being called the result is published as soon as possible after the conclusion of the Annual General Meeting.

4 Relations with Creditors
The Company is currently engaged in tripartite discussions with representatives of its syndicated banks and its bondholders. A business plan has been presented to this group as a basis for negotiating a financial restructuring. The business plan is being reviewed by independent accountants and financial advisors working for the banks and bondholders. The Company aims to conclude the financial restructuring as soon as is possible. The Company also considers it important to conduct regular dialogue with its major trade creditors.

5 Accountability and Audit
Financial Reporting
The Board includes a detailed review of the performance and financial position of each business on pages 12 to 17. Reading these alongside the Chairman's Statement, the Chief Executive's Review, the Financial Review and the Directors' Report, the Board seeks to present a balanced and understandable assessment of the Company's position and progress.

Internal Control
Further discussion of the internal control environment can be found in the Directors' Statement on Internal Control.

Audit Committee and Auditors
The Audit Committee meets at least 4 times a year with the Chief Financial Officer and other executive Directors, attending by invitation. The Committee overviews the monitoring of the adequacy of the Company's internal controls, accounting policies and financial reporting and provides a forum through which the Company's external audit and finance functions report to the non-executive Directors. The duties of the Audit Committee also include keeping under review the scope and results of the audit and its cost effectiveness. The Committee also receives reports from the external and internal auditors on a regular basis.

Compliance Statement
The Listing Rules of the United Kingdom Listing Authority require the Board to report on compliance with the provisions contained in Section 1 of the Combined Code throughout the accounting period. Throughout the year ended 31 March 2002, the Company has been in compliance with the provisions set out in Section 1 of the Combined Code.

Profits and Dividends
The loss for the year to 31 March 2002 on ordinary activities after taxation and minority interests amounted to £5,875 million.

On 4 September 2001, the Company announced that the Board had decided to halt dividend payments for the year to 31 March 2002. The Board will review future dividend policy at the appropriate time in light of trading results.

Review of the Group
An analysis of results, net liabilities, turnover and operating loss before goodwill amortisation and exceptional items for the Company, its subsidiaries, its share of joint ventures and associates is shown in note 4 to the accounts. A commentary on the activities of the Group and likely future prospects is given in the Chief Executive's Review. A review of the Group's research and development activities can be found in the Technology Overview.

The Company acts as a holding company; its subsidiaries and associated companies are principally engaged in the provision of communications equipment and services together with associated support applications. Further details of the principal subsidiaries, joint ventures and associates are shown in note 16.

Share Capital
In addition to the increases in share capital during the year arising from the allotment of shares in respect of the exercise of options under the Company's share option plans, on 6 August 2001, 230,889 Marconi shares were allotted to the shareholders of Albany Partnership for which such shares formed part of the consideration.

Structure of the Group
Changes in the structure of the Group during the year ended 31 March 2002, other than those of a minor nature, were as follows:

a Telit Networks S.p.A. and a 19.9 per cent interest in Telit Mobile Terminals S.p.A. were acquired in April 2001;
b Harman Information Technology Pty Limited was acquired in April 2001;
c a 19.9 per cent interest in Inviscid Networks Inc was acquired in April 2001;
d a 16.2 per cent interest in Enargeia Global Networks Limited was acquired in May 2001;
e Northwood Technologies Inc was acquired in May 2001;
f Netscient Limited was acquired in May 2001;
g the Group disposed of its remaining 5.67 per cent interest in Alstom SA in June 2001;
h the Group acquired a 71.9 per cent interest (49.9 per cent of voting share capital) in Easynet Group Plc and disposed of its 92 per cent interest in ipsaris Limited as part of the same transaction in July 2001;
i the Group disposed of its remaining 1.49 per cent interest in Lagardère SCA in September 2001;
j the Group disposed of the Marconi Medical Systems group in October 2001;
k the Group disposed of a 3.7 per cent interest in Lottomatica SpA in November 2001;
l the Group disposed of the Marconi Commerce Systems group in February 2002;
m the Group disposed of its Marconi Optical Components business in exchange for a 10 per cent interest in Bookham Technology PLC in February 2002;
n the Group disposed of its Marconi Data Systems group in February 2002;
o the Group disposed of its remaining 2.8 per cent interest in Lottomatica SpA in February 2002; and
p the Group disposed of its 50 per cent interest in General Domestic Appliances Holdings Limited in March 2002.

Since 31 March 2002, no acquisitions or disposals have been made by the Group.

Directors
The present members of the Board are shown on page 23, together with their biographical details.

On 10 April 2001, Mr D C Bonham and Mr S Hare were appointed to the Board.

On 6 July 2001, Mr J C Mayo resigned from the Board.

On 4 September 2001, Sir Roger Hurn and Lord Simpson resigned from the Board and Mr D C Bonham was appointed Interim Chairman, Mr M W J Parton was appointed Chief Executive Officer and Mr M J Donovan was appointed Chief Operating Officer.

On 1 March 2002, Mr R I Meakin resigned from the Board.

On 11 April 2002, The Rt Hon The Baroness Dunn resigned from the Board.

Sir William Castell, Mr M J Donovan and Mr N J Stapleton retire by rotation and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

In accordance with the recommendation of the Hampel Committee's Combined Code, Mr D C Bonham succeeded Sir Alan Rudge as the senior independent non-executive Director on 18 July 2001 and was succeeded by Mr N J Stapleton on 7 May 2002.

The Report to Shareholders by the Board on Directors' Remuneration shows the Directors' interests in the shares of the Company.

Substantial Holders of Share Capital
So far as the Directors are aware, no person holds a substantial part of the issued share capital of the Company.

Payment of Creditors
It is the policy of the Marconi Group that operating subsidiaries agree with suppliers the best available terms taking account of quality, delivery, price and period of settlement and to abide by those terms.

Marconi plc is a holding company and, as distinct from the Marconi Group, has no revenue and no trade creditors, as in the prior year. It is therefore not possible to provide statistics for the Company as required by the Companies Act.

Employees
A report on people in the Marconi Group can be found on pages 18 and 19.

Full and fair consideration is given to applications for employment from people with disabilities having regard to their aptitudes and abilities; special arrangements are made to support the continued employment of those who become disabled. Wherever practical, access, facilities and training programmes are made available allowing people with disabilities to participate at work to the best of their ability.

Individual employees and their representatives are kept informed of current business issues through the Group's intranet website, telephone conference calls, briefing groups, newspapers, training seminars and professional networks as well as through more formal consultative procedures.

During the year, the following options have been granted under the Company's Share Option Plans:

a to 673 employees in respect of 86,372,750 ordinary shares of 5 pence each at a subscription price of 35 pence per share under the Marconi 1999 Stock Option Plan;

b under the North American Employee Stock Purchase Plan, 1,655,012 ADRs (comprising 3,310,024 ordinary shares of 5 pence each) were purchased by 1,683 participants in the Offering Period 1 July 2001 to 31 December 2001 at a purchase price of US$ 0.99 per ADR, and in the Offering Period 1 January 2002 to 30 June 2002, 813 employees have elected to purchase ADRs using their savings totalling US$ 1,011,200. The purchase price is 85% of the lower of the market value of an ADR at the beginning or end of the Offering Period and, accordingly, the purchase price in respect of the Offering Period 1 January 2002 to 30 June 2002 will not be determined until after 30 June 2002.

Details of the options outstanding at 31 March 2002 and details of shares allotted pursuant to the exercise of options during the year ended 31 March 2002, are given in notes 13 (d) and 23 (a) to the Accounts.

Social Responsibility
A report on corporate social responsibility including energy, environment and health and safety can be found under Corporate Social Responsibility.

Charitable Donations
Charitable donations made by Marconi Group companies during the year amounted to £181,000 (2001 £827,000) of which £99,000 (2001 £414,000) was made to charities in the United Kingdom. These amounts exclude operating units' support for charitable purposes and for educational establishments. The Company halted charitable donations from September 2001.

Political Donations
No donations for political purposes were made during the year (2001 £nil).

The Directors do not anticipate making any donations for political purposes in the foreseeable future and therefore will not be putting a resolution to shareholders at the forthcoming Annual General Meeting seeking their authority to do so.

Business at the Annual General Meeting
Shareholders will be advised of the time, date and venue for the Annual General Meeting by a separate notification from the Company as soon as these details become available. Details of the business to be put to shareholders at the Annual General Meeting will be contained in a letter from the Chairman to shareholders which incorporates the Notice of Meeting and will be posted to shareholders in due course.

By Order of the Board
Marconi plc



N C Porter
Secretary
One Bruton Street, London W1J 6AQ
15 May 2002

Report to Shareholders by the Board on Directors' Remuneration

Policy and Objectives

The underlying principles adopted by the Committee are:

- to ensure that executive remuneration policy and practices support business strategy and are cost effective;
- to provide remuneration packages which are competitive within the Company's operating environment, enabling the Company to attract, retain and motivate senior executives with high quality, appropriate skills; and
- to operate short and long term incentive plans, as part of total remuneration, which reward the delivery of results aligned with shareholders interests while limiting earnings where there is under-performance.

The exceptional nature of the challenges faced by the Company during the year:

- extremely difficult trading conditions requiring major reductions in the cost base;
- a reduced share price, resulting in the Company no longer being a member of the FTSE 100 group of companies; and
- the refocusing of the Company's resources on core businesses and the disposal of non-core activities,

have all had major implications for the remuneration of executives under these policies.

In supporting the reshaping of the Board and the putting in place of a new management team, the objectives of the Remuneration Committee have been:

- to ensure that the new management team is fairly and equitably rewarded in accordance with changed Company circumstances;
- to finalise payments to Directors leaving the Company, specifically the previous Chairman, Chief Executive Officer, Deputy Chief Executive Officer and Human Resources Director giving careful consideration to their ability to mitigate loss of earnings arising from the termination of their employment; and
- to provide management and employees with appropriate incentives to develop the Company's position in order to exploit the opportunities which will arise in the communications industry.

Directors' Remuneration

Excluding severance payments and exceptional payments made in respect of meeting funding requirements on pension arrangements, the cash cost of the Board did not change significantly between 2001 and 2002 and is around £5.4 million. However, following restructuring, the annual remuneration of the Board for 2003, excluding further exceptional arrangements in respect of restructuring the Company, based on salaries at 1 April 2002, is projected to be around £3.3 million.

				Excluding pension contributions		Pension contributions			Payments to meet pension commitments on severence
	Salary & Fees £000	Other benefits £000	Bonus £000	**2002 Total £000**	2001 Total £000	**2002 Total £000**	2001 Total £000	Severence payments £000	£000
D C Bonham	174	–	–	**174**	–	**–**	–	–	–
M W J Parton	400	281	–	**681**	524	**177**	177	–	–
M J Donovan	400	87	248	**735**	475	**94**	156	–	–
S Hare	375	58	–	**433**	–	**25**	–	–	–
Sir William Castell	35	–	–	**35**	33	**–**	–	–	–
The Rt Hon The Baroness Dunn	33	–	–	**33**	33	**–**	–	–	–
Sir Alan Rudge	40	–	–	**40**	40	**–**	–	–	–
Hon Raymond G H Seitz	33	–	–	**33**	33	**–**	–	–	–
N J Stapleton	40	–	–	**40**	40	**–**	–	–	–
Sir Roger Hurn	115	7	–	**122**	295	**–**	–	–	–
Lord Simpson	355	152	–	**507**	1,002	**235**	425	300	–
J C Mayo	162	443	–	**605**	833	**644**	408	600	428
R I Meakin	300	209	–	**509**	519	**314**	314	375	463
	2,462	1,237	248	**3,947**	3,827	**1,489**	1,480	1,275	891

Notes

1 Other benefits include the payment of a non-pensionable earnings supplement in relation to a Funded Unapproved Retirement Benefit Scheme ("FURBS").

2 Executive Directors receive certain taxable benefits, including an allowance under the Group's car scheme.

3 The fees of non-executive Directors are determined by the Board; the basic fee paid during the year was £33,000 per annum with a further £7,000 per annum paid to the Chairmen of the Audit Committee and the Remuneration Committee. With effect from 1 April 2002, the fees of non-executive Directors were reduced to £30,000 per annum. No additional fees will be paid to the Chairmen of Board Committees.

4 Non-executive Directors do not have service contracts and do not participate in any of the incentive arrangements open to executive Directors or the Group's pension scheme.

5 All Directors are reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

6 The bonus paid to Mr Donovan related to recruitment and retention arrangements established upon joining the Company and before he became a Director.

7 Pension contributions include contributions by the Company to all pension schemes.

8 The Company's wholly owned subsidiary, Marconi Corporation plc (formerly The General Electric Company, p.l.c. – "GEC") paid the sum of £341,644 during the year by way of company pension to Lord Weinstock, an obligation which commenced in 1996 upon Lord Weinstock's retirement from GEC.

Elements of Remuneration

Basic salary

Basic salaries for executive Directors are reviewed by the Remuneration Committee usually annually taking into account individual performance, skills and competitiveness. In assessing competitiveness, the Committee considers comparator groups in both Europe and the US, but weighted towards Europe. Comparator groups include both companies in similar sectors and companies with similar levels of turnover. Performance assessment of executive Directors includes the performance of the Company and the achievement of individual objectives. No increases in basic salaries were awarded to executive Directors at the normal review date of 1 July 2001, except in the case of promotion. With effect from 1 April 2002, Mr Parton's base salary was increased from £400,000 to £525,000 but as part of a wider review of his remuneration, a payment of £125,000 per annum made to Mr Parton in respect of his pension arrangements was discontinued.

Short term incentive bonus

No short term incentive bonus scheme for executive Directors operated in the year ended 31 March 2002 and accordingly no performance-related bonuses were awarded to executive Directors for the year ended 31 March 2002.

Longer term incentives

The Company, has since its formation, operated two main discretionary plans, the 1999 Stock Option Plan and the Long Term Incentive Plan.

Options may be granted under the 1999 Stock Option Plan for a period of up to ten years from 30 November 1999. At the July 2001 Annual General Meeting, shareholders approved amendments to the plan rules giving the Remuneration Committee discretion to grant options which become exercisable over varying periods of time and which are subject to performance conditions appropriate to the markets in which the Company operates. In previous years, the Company's policy on the granting of options has been to make phased awards to key employees, based on business and personal performance, with the value of options granted normally ranging from 50 per cent to 150 per cent of basic salary per annum. Reductions in the Company's share price meant both, that option holdings built up over a number of years (with the minimum exercise value of any option granted under the Plan having been £6.70) had lost any value as an incentive, and that grants based on these multiples of salary would result in an unacceptable level of dilution. In granting options to around 600 key executive, technical, and sales and marketing staff (including executive Directors) in November 2001, the Committee sought to balance an appropriate level of dilution with the need to provide a meaningful level of incentive. In exercising its discretion in respect of performance targets, the Committee recognised the need for the Company to achieve its short term objectives in order to deliver longer term performance. Of each option granted in November 2001, 50 per cent is subject to the achievement of targets for the reduction in the Company's net debt, and 50 per cent subject to Marconi's Total Shareholder Return being better than that of the company at the fiftieth percentile for FTSE 100 companies. In order to provide a progressive incentive, options become exercisable, subject to the achievement of the performance conditions, over four years.

Under the rules of the Long Term Incentive Plan, executive Directors can receive an annual award of notional shares up to a maximum value of 50 per cent of base salary. Three years after the award, participants may be granted a nil cost option to acquire Marconi shares, up to the number covered by the award, subject to a demanding performance condition. For executive Directors this requires Marconi's Total Shareholder Return to be at or above that of the top 50 companies in the FTSE 100 share index, for other executives the requirement is for Total Business Return to be above 17 per cent. To the extent that the awards vest, the nil cost options are normally exercisable in three equal tranches on date of grant and one and two years thereafter. In respect of awards made in 1998, nil cost options to acquire Marconi shares were granted to executive Directors on 18 June 2001 as follows: Mr M W J Parton – 28,405; Mr M J Donovan – 6,036; Mr S Hare – 17,394. Owing to changed circumstances, no awards were made in 2001 and the Company is currently reviewing the future operation of the plan.

In addition, the Company also operates the Marconi UK Sharesave Plan and the Marconi Launch Share Plan (under which participants are eligible to receive 1,000 nil cost options in the event of the Company's share price reaching £16.03 before November 2004) in which the executive Directors and all eligible employees may participate. No award was made under the UK Sharesave Plan in 2001/02.

The Company has previously operated a personal shareholding policy in order to assist further in aligning the interests of executives and shareholders. The policy requires executive Directors to build up, over a period of time, a target shareholding of Marconi shares with a market value equal to three times annual basic salary. The policy was not applied to the November 2001 option grant as it was not considered to be practical to do so, given the Company's share price.

Retirement Benefits

All executive Directors are members of the Group's pension scheme, The G.E.C. 1972 Plan. Members contribute at the rate of 3 per cent of salary subject to limits imposed by the Inland Revenue. Company contributions made during the year ended 31 March 2002 amounted to 6.6 per cent of salary similarly restricted (2001 6.6 per cent). The Company has announced that, with effect from 6 April 2002, it will increase employers' contributions to 14.2 per cent of salary. Basic salary is the only element of remuneration that is pensionable other than for Mr Hare whose bonuses are pensionable in accordance with the terms of The G.E.C. 1972 Plan. As with all employees who joined the Plan prior to the introduction of the statutory earnings cap on pensions introduced in April 1989, Mr Hare's bonus is pensionable. Further details about the Directors' benefits under the G.E.C. 1972 Plan are given below.

Funded unapproved retirement benefit schemes ("FURBS") were operated during the year for five executive Directors – Lord Simpson, Mr J C Mayo, Mr M J Donovan, Mr R I Meakin and Mr M W J Parton. The Company makes contributions to each of the FURBS on the advice of the actuary; such contributions are calculated to produce a capital sum targeted to provide benefits at the normal retirement age equivalent to a two-thirds pension. The targeted benefit takes into account the capital value of benefits arising from membership of The G.E.C. 1972 Plan and any relevant benefit in payment or otherwise arising from previous employment. Normal retirement age is 62 for executive Directors. In the event of cessation of employment before normal retirement age, or at retirement age, each of the Directors is entitled to the amount held in the FURBS established for him. The Remuneration Committee has reviewed the cost of such arrangements and has decided that it is not appropriate to the Company's changed circumstances and will seek to change the basis of the FURBS it provides for executive Directors and senior employees. In future, with the exception of the FURBS established for the benefit of Mr Donovan, all FURBS will be based upon "defined contribution" rather than the present "defined benefit" arrangements.

In accordance with the requirements of the Listing Rules, the disclosures required for the year ended 31 March 2002 are set out below.

In previous years, the contributions made to the Directors' FURBS have been disclosed on a defined contribution basis. For the current year, owing to certain guarantees from the Company which underpin the Directors' pension entitlements, the Directors believe that it is more appropriate to disclose the FURBS arrangements on a defined benefit basis in accordance with Actuarial Guidance Note GN11. This is consistent with the treatment of benefits accrued under The G.E.C. 1972 Plan.

In addition to this disclosure, the Directors' remuneration table above also discloses within pension contributions, the contributions paid by the Company in respect of these FURBS arrangements and all other pension arrangements, including The G.E.C. 1972 Plan.

(a) the pension benefits earned by the Directors of Marconi plc under the FURBS arrangements for the period to 31 March 2002

Name of Director	Length of pensionable service (years)	Increase in gross unapproved accrued pension during the year £000	Net cost of unapproved pension benefits accrued during the year £000	Accumulated total gross unapproved accrued pension at 31 March 2002 £000
M J Donovan	3	10	54	68
J C Mayo*	3	25	107	159
R I Meakin*	5	7	66	102
M W J Parton	11	12	58	52

* at the date of cessation of employment

The pension entitlement shown above is that which would be paid annually at normal retirement age based on service to 31 March 2002. The increase in accrued pension during the year excludes any increase for inflation. Mr Mayo resigned as a Director of Marconi plc on 6 July 2001 and Mr Meakin resigned from the Company on 31 March 2002. During the year, the Company made the following payments to the Trustee of the FURBS in respect of individual Directors: Mr J C Mayo £633,000 (2001 £374,000); Mr M J Donovan £63,966 (2001 £63,181); Mr R I Meakin £290,000 (2001 £290,000); and Mr M W J Parton £147,000 (2001 £147,000). No entry is shown for Lord Simpson as, in his case, his defined contribution entitlement due under the FURBS was completed in the year by the payment of £212,000 to the trustee of the FURBS. The contributions are determined each year based on actuarial advice to be sufficient to meet the obligations. Periodically the contributions are reviewed by the actuary.

(b) the pension benefits earned by the Directors under the G.E.C. 1972 Plan

Name of Director	Length of pensionable service (years)	Increase in accrued pension during the year £000	Cost of pension benefits accrued during the year net of member's contributions £000	Accumulated total accrued pension at 31 March 2002 £000
M J Donovan	3	2	2	6
S Hare	13	18	100	67
J C Mayo*	3	7	58	12
R I Meakin*	5	2	11	9
M W J Parton	11	3	11	24
Lord Simpson*	4	1	8	8

* at the date of cessation of employment

The pension entitlement shown above is that which would be paid annually at normal retirement age based on service to 31 March 2002. The increase in accrued pension during the year excludes any increase for inflation. The cost of pension benefits accrued during the year net of member's contributions has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The cost of pension benefits accrued during the year net of member's contributions is a measure of the capital cost of providing future pension payments and accordingly is a liability of the Group's pension arrangements and not a sum paid or due to the Directors of the Company.

The ability of the Company to satisfy pension obligations for Directors subject to the earnings cap from the Company's approved pension scheme, rather than unapproved schemes, is influenced by benefits payable from other approved pension schemes from their previous employment. In respect of Mr Parton, benefits accrued under approved plans from previous employment are lower than previously anticipated. Consequently, a higher proportion of his accrued pension benefit can be paid from the Plan, as opposed to FURBS arrangements and his accrued pension under the Plan has been increased as a result. His entitlement under the FURBS arrangements has been reduced by a corresponding amount.

Members of the plan have the option to make contributions to the Selected Benefit Scheme (an additional voluntary contribution scheme); neither the contributions nor the resulting benefits are included in the above table.

Death in service benefits

In the event of death in service, a lump sum of four times pensionable salary, plus additional benefits for a surviving spouse and/or children, inclusive of any death benefits arising from The G.E.C. 1972 Plan, will be held in trust for the benefit of dependants of each of Mr M J Donovan, Mr S Hare and Mr M W J Parton.

Directors' Interests

The Directors' interests as defined by the Companies Act 1985 (which include trustee holdings and family interests incorporating holdings of minor children) in shares of the Company and its subsidiaries are as follows:

(a) Ordinary shares

	As at 31 March 2002 Beneficial	As at 1 April 2001 (or later appointment) Beneficial
D C Bonham	156,000	6,000
Sir William Castell	10,000	10,000
The Rt Hon The Baroness Dunn	10,000	10,000
M J Donovan	169,591	67,601
S Hare	30,121	1,660
M W J Parton	128,122	28,860
Sir Alan Rudge	20,000	10,000
Hon Raymond G H Seitz	11,099	11,095
N J Stapleton	21,572	13,572

None of the Directors held any non-beneficial interests in the shares of the Company during the year.

There have been no other changes in the interests of Directors between 31 March 2002 and 15 May 2002.

(b) Options

The following table shows the interests of Directors in options over ordinary shares of 5 pence each in the Company:

	At 1 April 2001		Granted in the year		Exercised in the year		Lapsed in the year		At 31 March 2002		Exercisable	
	No.	Average exercise price pence	No.	Exercise price pence	No.	pence	No.	pence	No.	Average exercise price pence	From	To
M J Donovan	1,000	nil	6,036	nil	737	nil	–	–	6,299	nil	Jun 2001	Nov 2009
	800,000	662	2,500,000	35	–	–	–	–	3,300,000	187	Oct 2001	Dec 2010
S Hare	1,000	nil	17,394	nil	5,798	nil	–	–	12,596	nil	Jun 2001	Nov 2009
	484,034	586	2,000,000	35	–	–	–	–	2,484,034	142	Feb 1997	Nov 2010
M W J Parton	1,000	nil	28,405	nil	–	–	–	–	29,405	nil	Jun 2001	Nov 2009
	1,456,591	603	3,000,000	35	8,497	203	3,136	538	4,444,958	221	Oct 2000	Dec 2010

Notes

1 All options have exercise prices that exceed the market price of a Marconi share as at 28 March 2002, other than nil cost options granted under the Launch Share Plan (1,000 shares at nil cost) and the Long Term Incentive Plan.

2 Mr S Hare was appointed a director of Marconi plc on 10 April 2001 and his options are shown at that date.

3 Gains totalling £1,747 were made by Mr M J Donovan in the exercise of share options during the period 1 April 2001 to 31 March 2002. Gains totalling £6,436 were made by Mr S Hare in the exercise of share options during the period 10 April 2001 to 31 March 2002. Gains totalling £11,811 were made by Mr M W J Parton in the exercise of share options during the period 1 April 2001 to 31 March 2002.

4 The mid-market price of a Marconi share as at 28 March 2002 was 6.96 pence with a range during the year of 6.25 pence to 424 pence.

5 The options set out above relate to those granted under the Manager's 1984 Share Option Scheme, the 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the Phantom Option Schemes, the Marconi Launch Plan, the Long-Term Incentive Plan, the Employee 1992 Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan.

6 The information provided above is a summary and full details of Directors' shareholdings and options are contained in the Company's Register of Directors' Interests.

Service Contracts

With effect from 1 December 2001, the terms of employment of each executive Director are covered by a service contract with Marconi plc, subject to termination by either party giving not less than one year's notice or, if not already terminated on reaching the age of 62 years. Other than Mr M J Donovan, none of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries.

When considering compensation payable in respect of termination of service contracts of executive Directors, the Committee would pay due regard to the need for mitigation.

Non-executive Directors serve for a period of three years, subject to renewal by agreement with the Board.

External Appointments

With the approval of the Chairman of the Company, executive Directors are permitted to hold appointments outside the Company. Any fees payable in connection with such appointments are retained by Directors unless otherwise agreed.

Membership and Framework of the Remuneration Committee

The Remuneration Committee consists of wholly independent non-executive Directors. During the year, the members of the Committee were:

Sir William Castell (Chairman)
D C Bonham
Sir Alan Rudge
Hon Raymond G H Seitz
N J Stapleton

D C Bonham was appointed to the Committee on 16 May 2001 and as its Chairman on 18 July 2001. Sir William Castell was appointed Chairman of the Committee with effect from 22 November 2001 in place of Mr Bonham on his appointment as Interim Chairman of the Company.

The Committee meets at least three times a year and makes decisions on behalf of the Board on the contracts of service and the remuneration packages of the Interim Chairman and executive Directors. The Committee also determines the framework within which executive remuneration is more generally determined and in its review of executive Directors' pay takes account of the remuneration of the other employees. The Committee has access to and takes professional advice from inside and outside Marconi. During the year, the Company has used the services of a number of external advisers. The Committee also takes the advice of the Interim Chairman and Chief Executive, as appropriate, on the performance of the executive Directors. The fees of non-executive Directors are reviewed and determined by the Board.

In preparing this report, the Remuneration Committee has given full consideration to the provisions set out in Schedule B to the Combined Code.

On behalf of the Board of
Marconi plc



Sir William Castell
Chairman of the Remuneration Committee
15 May 2002

Corporate Social Responsibility

During the year, work has continued on developing policies, procedures and verification in the areas of social, environmental, and ethical matters, which can affect the Group's business. The Group has undergone substantial change in its circumstances but the Board of Marconi remains committed to achieving the highest standards of corporate social responsibility commensurate with the Group's other objectives.

Policies

Marconi has identified 6 main areas of focus for the implementation of its policies across the Group's activities:

1 Corporate Social Responsibility;
2 Environmental;
3 Health and Safety;
4 Human Rights;
5 Product Safety; and
6 Ethics.

Existing policies covering environment, product safety and ethics have been reviewed during the year and where appropriate amended to reflect the Group's changed circumstances. New policies including those covering human rights have been developed and are presently under review.

Managing the risks

From January 2002, the Executive Committee of the Board also acted as the Group's Business Risk Committee and assumed Board responsibility for the business risk management process.

An Environment and Health & Safety Council has been established which will meet quarterly to review audits carried out by the Marconi Environment and Health & Safety department. Reporting through the Executive Committee, this will permit the Board to assess the ongoing management of social, environmental and ethical issues. Marconi considers that presently, those areas do not present any significant risks to the business in either the short or long term.

Major developments during the year

During the year, Marconi established a central environment and health & safety department (replacing the former Safety and Environment Unit) to support Marconi's commitment to world class standards in environmental and health & safety matters. This increases the Group's focus on the operational environment and health & safety whilst maintaining a strategic overview. The Group's network of regional experts are shared across all of Marconi's businesses whilst at the same time ensuring that each geographic region receives the necessary support. New policies are being introduced which set best in class practices that will be benchmarked against key performance indicators.

Audits continue to be undertaken on all of the Group's businesses and this year no significant instances of non-compliance with the Group's policies were identified.

Marconi has continued to work closely with its customers, suppliers, trade and industry associations and standards organisations during the year to develop and promote sustainable management systems and business solutions. 11 Marconi businesses are now registered to ISO 14001 covering the key operational sites in the UK, Germany and Italy with more expected to gain registrations during the year to 31 March 2003.

Social, environmental and ethical standards

Through the development of its policies, implementation of programmes supporting those policies and the monitoring of the results, Marconi aims to achieve world class social, environmental and ethical standards which in turn, it believes should have a positive impact on the Group's business.

Treasury Policies and Organisation
The Group's Treasury activities are co-ordinated by the Director of Treasury and Risk Management. In addition to the treasury function, the department is responsible for insurance risk management, and monitors the exposures arising from the various Marconi employee share plans. Overall responsibility for the customer financing activities of Marconi Finance plc rests with the Director of Treasury and Risk Management.

The department does not operate as a profit centre and its operations are conducted within a framework of policies and procedures approved by the Board. Treasury advises operational management on treasury matters and undertakes all derivative transactions except certain forward exchange contracts relating to the hedging of foreign currency transaction exposures arising in the operating businesses.

Financial Instruments
The Group uses financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign currency contracts) to manage interest rate and currency risk exposures. More information on financial instruments is provided in note 29 to the Accounts.

It is policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of financing or hedging identified exposures of the Marconi group.

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign currency risk, counterparty risk and share price risk. The Board reviews and agrees policies for managing each of these, which are summarised below.

Liquidity Risk
The Group has funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets.

The Group's gross borrowings as at 31 March 2002 were £4,239 million (£3,677 million at 31 March 2001) and reflected operating cash outflows and financing transactions in the first half of the year, offset by debt reductions funded from disposal proceeds.

Marconi's net debt was £2,865 million at 31 March 2002, and decreased from £3,167 million at 31 March 2001.

At 31 March 2002, the Group's cash and liquid resources totalled £1,374 million, of which £278 million was denominated in sterling, £738 million in US dollars, £239 million in euro and the balance of £119 million in other currencies.

At 31 March 2001, Marconi had €7.0 billion of bank facilities, €4.5 billion maturing in March 2003 and €2.5 billion maturing in June 2002. In May 2001, the €2.5 billion facility was replaced by a new €3.0 billion facility, with the total facility outstanding rising to €7.5 billion.

Discussions were commenced in October 2001 with the Group's syndicate banks on replacing the existing facilities with a new facility, which would mature in June 2005. The intention of the Group was to secure the medium-term financing required beyond the current market downturn.

On 22 March 2002 Marconi announced that in the light of the Group's revised market outlook, it had decided not to proceed with the new bank facility it had been negotiating with its lending banks to refinance its two existing syndicated loan facilities. The Group further announced that as a result of this decision, it had agreed to cancel the undrawn commitments under these facilities and to place on demand the drawn portion of the €4.5 billion facility, which matures in March 2003. The Group now has a single facility with total commitment of €3.6 billion (£2.2 billion) and this was fully drawn as at 31 March 2002.

In recent weeks, Marconi has developed a revised business plan which has been presented to representatives of the Group's lending banks and bondholders. The plan, currently being reviewed by independent accountants, demonstrates a sustainable Core business which generates operating cash flow and returns to operating profit in the early stages of the 5-year plan period. In parallel, Marconi continues discussions with representatives of its lending banks and bondholders in order to reach an agreement, as rapidly as possible, on a financial restructuring proposal that is acceptable to all stakeholders. As part of this process, the Marconi Board has agreed that it will accept certain restrictions on financial and corporate activities while it continues its restructuring negotiations with the bank syndicate and bondholders. On 25 April 2002, the Group agreed that certain restrictions will apply to £850 million of its cash balances and liquid resources that will continue to be held with banks independent of the bank syndicate. Currently, these arrangements may be terminated at any time after 27 May 2002, with 5 business days' notice. In addition, the Group has agreed to increase the margin above LIBOR on its syndicated loan facility to 225 basis points per annum with effect from 1 April 2002. If the current levels of drawings were outstanding for the current financial year, the interest charge would increase by £46 million.

In December 2001, and January 2002, Marconi reduced the total bond debt outstanding through the repurchase by Ancrane Limited of sterling equivalent £375 million of principal of bonds at 53 per cent of face value, plus fees and accrued interest, funded from the Group's cash resources.

Interest Rate Risk
The Group's policy is to maintain at least 50 per cent of debt at fixed rates of interest. This may be varied in the context of a financial restructuring. At 31 March 2002, 53 per cent of the Group's interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 43 per cent were at fixed dollar rates of interest and 10 per cent were at fixed euro rates of interest.

In the year ended 31 March 2002, the average interest rate received on cash and liquid investments was approximately 5.2 per cent per annum. The largest proportion of investments was in US dollar deposits – the

Group held an average of $413 million in US dollar deposits, earning an average interest rate of 1.9 per cent per annum. These US dollar deposits match in part the US dollar borrowings referred to below.

Due to the proportion of fixed rate debt, the Group's interest charge has limited exposure to interest rate movements. Consequently, an increase in market interest rates of one percentage point would have increased loss before taxation in the fiscal year 2002 by approximately £12 million.

Foreign Exchange Risk

The Group is exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the Group are the US dollar, sterling and the euro.

The foreign currency management policy of the Group seeks to minimise the impact of fluctuations in exchange rates on future cash flows and requires subsidiaries to hedge firm transaction exposures against their local currency at the time the exposure is identified. These exposures are hedged by the use of spot and forward foreign exchange contracts.

The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group's policy to hedge the exposures arising from the translation of these overseas results into sterling.

Gross borrowings at year end were £4,239 million, and 85 per cent of these were denominated in foreign currencies in order to form a hedge for the Group's investments in currencies other than sterling. Of these, 63 per cent denominated in US dollars formed a hedge for the Group's investment in the US, and 20 per cent denominated in euros formed a hedge for the Group's investments in the eurozone.

Marconi has subsidiaries in most of the European countries which have converted to the euro, and the major subsidiaries are located in Italy and Germany. The programme to ensure that all eurozone subsidiaries convert in a timely and efficient manner has now been brought to a successful conclusion.

Counterparty Risk

All deposits are made with creditworthy and authorised counterparties. All forward contracts, swaps and other derivative contracts, as described above, are similarly managed to ensure that the benefits of such financial hedging are subject to controlled counterparty risk.

As at 31 March 2002, the Group had vendor finance commitments of approximately £100 million ($142 million), of which £58 million ($82 million) had been drawn. In addition, Marconi has provided a $90 million counter-indemnity to Philips relating to the sale of Medical Systems. Approximately $42 million was paid out against this indemnity during the period to 31 March 2002. Management has no present intention of extending any significant further financing using the Group's own funds. Instead, through its in-house vendor finance specialists, it will continue to provide innovative and structured financing solutions for its customers through third party financing institutions.

In addition the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

Contract Bonding Facilities

Some customers in the telecommunications market require that bank bonds or surety bonds (issued by insurance companies) are provided to guarantee performance of the supplier. Marconi had £500 million of bonds outstanding as at 31 March 2002 with both banks and insurance companies worldwide. Some of these facilities were covered by blanket indemnities and others required individual indemnities on a per bond basis. These facilities are normally provided on an uncommitted basis. All bonds currently have to be cash collateralised, under a bonding facility agreed with some of Marconi's relationship banks.

Insurance Risk Management

Marconi manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption) and public and products liability. The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes, with a particular emphasis on business continuity. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Group benefits from good relationships with its major insurers and from some long-term deals.

Marconi Share Price Risk

Marconi has issued share options to employees under a number of different option plans. Options may be satisfied by a transfer of existing Marconi ordinary shares acquired on the market by the Marconi Employee Trust or other vehicle, or by an issue of new Marconi shares. It is intended to use existing shares to satisfy options under some of the plans. In order to hedge some of the potential cost of the acquiring existing shares, the Marconi Employee Trust has entered into contracts to purchase shares in the future at prices which were fixed at the date of contract. It has become apparent that, due to the reduction in the share price, it is unlikely that the options outstanding under the plans that were hedged by these equity hedging transactions, will be exercised.

Exchange rate sensitivity

10 per cent reduction in the value of:	Percentage reduction in Group reported sterling operating loss before goodwill amortisation and exceptional items
US dollar	(3.6)
Euro-traded currencies	(0.6)
Other	(0.4)
Total	(4.6)

The Directors have overall responsibility for Marconi's system of internal control and for reviewing its effectiveness. Any system of internal control can only manage and not eliminate the risk of failing to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

For the period from 1 April 2001 until the date of the approval of the financial statements on 15 May 2002, the Group has applied the Marconi Business Risk Management Process. This continuing process is designed to identify, evaluate and manage the significant risks faced by the Group. The significant risks include strategic, operational, commercial and financial matters. As part of this process the Board, Audit Committee and key members of the executive management team have received and assessed reports and notifications of any identified weaknesses with the system of internal control.

Business Planning

Historically, the Group has operated a forecasting process that was based mainly upon data from market commentators and analysts. These plans assumed significant growth in the overall market place for telecommunications equipment and services. In this context, the Group had geared its operations and, in particular, its supply-chain capacity, towards an industry that it expected to continue to grow.

During the year, Marconi experienced a rapid and significant deterioration in its operating and financial environment, which the forecasting process failed to predict. Although the Group identified this change as a potential risk, the pace of the change, when it occurred, was far greater than any reasonable expectation at the time.

The Group has taken steps to improve its forecasting process but continues to operate in an environment characterised by significant short-term uncertainty. The Group's ability to forecast activity accurately within this environment is a continuing risk. To address this issue, its systems have been refocused to adapt to this environment by providing more regular information that highlights changes anticipated to occur in the short-term.

As a result of this decline in performance the Group carried out substantial organisational restructuring to adapt to its changed circumstances.

Corporate process controls

Corporate review and approval procedures have been put in place to cover major risk areas such as acquisitions and disposals, capital expenditure, contract tenders, research and development, litigation, industrial relations, treasury management, insurance, risk management, taxation, outsourcing and environmental issues.

The Group has also centralised the purchase of insurance in relation to major insurable risks in order to improve control and reduce overall cost. The specialist function assesses exposures and risk tolerance and selects the optimum means of mitigating losses.

Risk Management Process

The paragraphs below set forth the risk management measures employed for both periods up to and after 4 September 2001.

Period Prior to 4 September 2001

Historically, each Division (Networks, Services, Mobile, Systems and Capital) of the Group maintained a Business Audit Committee which met four times a year. These committees were responsible for facilitating the identification of key risks across all aspects of the division's activities, which would prevent the divisions and operating units from achieving their objectives. This involved an assessment of the impact and likelihood of these risks occurring and the development of a related mitigation strategy. These committees also worked with Marconi Internal Audit to develop a programme of assurance over relevant risks.

This process continued during the first quarter, ended 30 June 2001, when a revised organisational structure was introduced with three divisions (Networks, Enterprise, Wireless) supported by a number of global functions. Appropriate delegated authority levels and procedures were implemented within the revised structure, which gave major decision-making responsibility to the divisional chief executives, who were accountable for the conduct and performance of their divisions within the overall strategy.

The Executive Committee reviewed the risks being faced by the Group in April 2001. The Group's Operational Review that commenced in July 2001 superseded a further review of the detailed action plans initially scheduled to take place at that time.

The conclusions and actions arising from the Operational Review were announced on 4 September. These included a further change to the Group's organisational structure and a series of cost and debt reduction actions:

Organisation – the three former Divisions were replaced by a single integrated structure based around a functional structure. In addition a new senior management team was established.

Cost reduction actions – as a result of the rapid deterioration in the Group's operating environment, the Group implemented a series of cost reduction actions designed to align its cost base with current forecast sales.

This rationalisation of the Group is ongoing and management has taken and continues to take all necessary measures to maintain adequate internal controls over the operation of the business throughout this process.

Period from 4 September 2001

As a result of the organisational changes, the Group revised its Business Risk Management Process and refocused its priorities on key areas of immediate risk.

Under the new structure, responsibility for operational performance and control has been reassigned to the head of each function. The delegated authorities have also been reviewed and re-established at levels that are more appropriate for the expected scope and scale of the Group's activities.

A Business Risk Committee has been established as a sub-committee of the Board. The sub-committee has responsibility for reviewing the risk assessments of functional management and for identifying the key risks facing the Group. Minutes of its meetings are forwarded to the Board for its consideration. Key risks have been identified and a member of the Executive Committee nominated to identify and execute a strategy to mitigate each risk.

Where necessary, the Business Risk Committee will be supported by Functional Audit Committees specific to each function. These Functional Audit Committees will report to the Business Risk Committee.

Financial Reporting
Financial results are monitored and reported according to comprehensive systems and procedures. Actual results and cash flows are reviewed each month by the Executive Committee and reported to the Board. Given the continuing poor visibility of market demand, the monthly reviews of forecast and actual results are the key methods of evaluating performance. In addition, key performance indicators are used to help identify areas where additional focus is required as a result of the group's current situation.

Review of Internal Controls
The Audit Committee reports regularly the findings of its review of the effectiveness of the Group's systems of internal control for consideration by the Board. To review the effectiveness of internal control, the Audit Committee meets with management and the internal and external auditors to discuss and review:

- The key risks facing the Group and the progress being made to address them.
- The external and internal audit plans and related reports.
- Letters of assurance, which are received from the executive management responsible for the various specialist activities. These letters certify compliance with Group procedures covering areas such as delegation of authority, ethics and risk and controls amongst others.
- The operations of the Group treasury function, which works within appropriate limits approved by the Board.
- Insurance risks and the levels of protection purchased from the insurance market.

Where any significant weaknesses have been identified in the system of internal control as a result of any reviews, new procedures are put in place to strengthen them. This is a process of continuous improvement as new challenges arise in the Group's operating environment.

The Committee has considered the adequacy of internal controls both before and after the organisational changes of September 2001. The Directors confirm that the effectiveness of the system of internal control for the year ended 31 March 2002 and the period up to 15 May 2002 has been reviewed in line with the criteria set out by the Internal Control working party of the Institute of Chartered Accountants in England and Wales issued in September 1999 (the Turnbull committee report).

Statement of Directors' Responsibilities

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for the financial year.

The Directors consider that the financial statements have been prepared on a going concern basis (as discussed further in note 1 to the accounts), appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made and applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities.

To the members of Marconi plc
We have audited the financial statements of Marconi plc for the year ended 31 March 2002 which comprise the profit and loss account, the balance sheets, the cash flow statement, the reconciliation of net cash flow to movements in net monetary debt, the consolidated statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' (deficit)/funds and the related notes 1 to 30. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Directors and Auditors
As described in the Statement of Directors' Responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the Annual Report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Going Concern – fundamental uncertainty
In forming our opinion, we have considered the adequacy of the disclosures made in note 1 of the accounts concerning the Group's current borrowing facilities and ongoing negotiations with its bankers and bondholders. As indicated in note 1, the going concern assumption is dependent on the Directors reaching a satisfactory resolution of the re-financing negotiations with the Group's bankers and bondholders. Should the Group's bankers and bondholders not continue to provide support until a re-financing of the Group is achieved, the going concern basis of preparation would no longer be applicable and adjustments to the Group profit and loss account and Group balance sheet would be required to record additional liabilities and write down assets to their recoverable amount. Furthermore, the contingent liabilities relating to the indebtedness and obligations guaranteed by Marconi plc described in note 28 (a) to the accounts would crystallise, resulting in additional liabilities in the Company balance sheet. It is not practicable to quantify these potential adjustments. In view of the significance of this fundamental uncertainty, we consider that it should be drawn to your attention. Our opinion is not qualified in this respect.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2002 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR

15 May 2002

Consolidated Profit and Loss Account

	Note	2002 £ million	2001 (restated) £ million
Turnover			
Continuing operations	5	**3,222**	4,892
Discontinued operations	5	**1,088**	1,761
Group	5	**4,310**	6,653
Share of joint ventures		**257**	289
	4	**4,567**	6,942
Operating (loss)/profit			
Group operating (loss)/profit			
Excluding goodwill amortisation and exceptional items		**(474)**	732
Goodwill amortisation		**(431)**	(671)
Operating exceptional items	6a	**(5,210)**	(32)
	5	**(6,115)**	29
Continuing operations		**(6,160)**	(114)
Discontinued operations		**45**	143
	5	**(6,115)**	29
Share of operating profit of joint ventures			
Excluding goodwill amortisation and exceptional items		**11**	22
Goodwill amortisation		**(2)**	(2)
Operating exceptional items	6a	**(6)**	–
		3	20
		(6,112)	49
Group and joint venture operating (loss)/profit before goodwill amortisation and exceptional items		**(463)**	754
Share of operating (loss)/profit of associates			
Excluding goodwill amortisation and exceptional items		**(1)**	8
Goodwill amortisation		**(7)**	–
Operating exceptional items		**(173)**	–
		(181)	8
Operating (loss)/profit	4	**(6,293)**	57
Non-operating exceptional items			
Gain on disposal of discontinued operations		**358**	–
Gain/(loss) on disposal of fixed assets and investments in continuing operations		**18**	(38)
Merger/demerger items		**291**	20
	6b	**667**	(18)
		(5,626)	39
Net interest payable			
Group		**(240)**	(151)
Share of joint ventures and associates		**2**	1
	7	**(238)**	(150)
Net finance income			
Group excluding exceptional items		**34**	41
Exceptional gain on repurchase of bonds	6b, 8	**166**	–
	8	**200**	41
(Loss)/profit on ordinary activities before taxation			
Excluding goodwill amortisation and exceptional items		**(668)**	653
Goodwill amortisation and exceptional items		**(4,996)**	(723)
	4	**(5,664)**	(70)
Tax credit/(charge) on loss on ordinary activities			
Excluding tax on goodwill amortisation and exceptional items		**21**	(195)
Tax on goodwill amortisation and exceptional items		**(231)**	(17)
	9	**(210)**	(212)
Loss on ordinary activities after taxation		**(5,874)**	(282)
Equity minority interests	10	**(1)**	(5)
Loss on ordinary activities attributable to the shareholders		**(5,875)**	(287)
Equity dividends	11	**–**	(148)
Retained loss for the financial year		**(5,875)**	(435)
Basic and diluted loss per share	12	**(210.6)p**	(10.4)p
(Loss)/earnings per share excluding goodwill amortisation and exceptional items	12	**(23.2)p**	15.1p

	Note	Group 2002 £ million	Group 2001 (restated) £ million	Company 2002 £ million	Company 2001 £ million
Fixed Assets					
Goodwill	14	**877**	5,395	**–**	–
Tangible assets	15	**522**	1,142	**–**	–
Investments:	16				
Joint ventures					
Share of gross assets		**71**	178		
Share of gross liabilities		**(11)**	(90)		
		60	88		
Associates		**137**	45		
Other investments		**53**	458		
Shares in Group companies				**602**	439
		250	591	**602**	439
		1,649	7,128	**602**	439
Current Assets					
Stocks and contracts in progress	17	**720**	1,721	**–**	–
Debtors	18	**1,297**	2,683	**275**	526
Investments	19	**59**	56	**–**	–
Cash at bank and in hand	19	**1,330**	454	**1**	141
		3,406	4,914	**276**	667
Creditors: amounts falling due within one year	20	**(4,068)**	(3,920)	**(207)**	(115)
Net current (liabilities)/assets		**(662)**	994	**69**	552
Total assets less current liabilities		**987**	8,122	**671**	991
Creditors: amounts falling due after more than one year	20	**(1,902)**	(2,574)	**–**	–
Provisions for liabilities and charges	22	**(505)**	(714)	**–**	–
Net (liabilities)/assets before retirement benefit surpluses and deficits		**(1,420)**	4,834	**671**	991
Retirement benefit scheme surpluses	27	**19**	240	**–**	–
Retirement benefit scheme deficits	27	**(145)**	(120)	**–**	–
Net (liabilities)/assets after retirement benefit surpluses and deficits		**(1,546)**	4,954	**671**	991
Capital and reserves					
Called up share capital		**140**	139	**140**	139
Shares to be issued	23	**45**	310	**45**	310
Share premium account	23	**500**	489	**500**	489
Capital reserve	23	**375**	375	**–**	–
Revaluation reserve	23	**–**	267	**–**	–
Profit and loss account	23	**(2,618)**	3,359	**(14)**	53
Equity shareholders' interests		**(1,558)**	4,939	**671**	991
Equity minority interests		**12**	15	**–**	–
		(1,546)	4,954	**671**	991

These accounts were approved by the Board of Directors on 15 May 2002.
Signed on behalf of the Board of Directors

D C Bonham }
M W J Parton } Directors

Cash Flow Statement

	Note	2002 £ million	2001 £ million
Net cash inflow/(outflow) from operating activities before exceptional items	24a	**10**	(67)
Exceptional cash flows from operating activities	6c	**(368)**	(39)
Net cash outflow from operating activities after exceptional items – continuing operations		**(418)**	(269)
Net cash inflow from operating activities after exceptional items – discontinued operations		**60**	163
Net cash outflow from operating activities after exceptional items		**(358)**	(106)
Dividends from joint ventures and associates		**29**	68
Returns on investments and servicing of finance	24b	**(262)**	(134)
Tax paid	24c	**(13)**	(137)
Capital expenditure and financial investment	24d	**(196)**	(34)
Acquisitions and disposals	24e	**1,025**	(203)
Non-operating exceptional cash flows related to merger/demerger	6c	**–**	(56)
Equity dividends paid to shareholders		**(95)**	(146)
Cash inflow/(outflow) before use of liquid resources and financing		**130**	(748)
Net cash inflow from management of liquid resources	24f	**186**	166
Net cash inflow from financing			
Issues of ordinary shares		**7**	36
Other	24g	**972**	316
Increase/(decrease) in cash and net bank balances repayable on demand		**1,295**	(230)

Reconciliation of Net Cash Flow to Movements in Net Monetary Debt

For the year ended 31 March

	Note	2002 £ million	2001 £ million
Increase/(decrease) in cash and net bank balances repayable on demand		**1,295**	(230)
Net cash inflow from management of liquid resources		**(186)**	(166)
Net cash inflow from increase in debt and lease financing		**(972)**	(316)
Change in net monetary debt resulting from cash flows		**137**	(712)
Net debt acquired with subsidiaries		**(3)**	(23)
Other non-cash changes		**162**	(31)
Effect of foreign exchange rate changes		**6**	(256)
Movement in net monetary funds in the period		**302**	(1,022)
Net monetary debt at 1 April	25	**(3,167)**	(2,145)
Net monetary debt at 31 March	25	**(2,865)**	(3,167)

Consolidated Statement of Total Recognised Gains and Losses

	2002 £ million	2001 (restated) £ million
(Loss)/profit on ordinary activities attributable to the shareholders		
Group	**(5,701)**	(306)
Share of joint ventures	**9**	13
Share of associates	**(183)**	6
	(5,875)	(287)
Listed fixed asset investments		
Deficit due to movement in share price	**(30)**	(375)
Exchange rate adjustments	**–**	6
	(30)	(369)
Unrealised gain on exchange of businesses	**9**	–
Exchange differences on translation		
Group	**(66)**	240
Share of associates	**–**	3
	(66)	243
Actuarial loss recognised on retirement benefit schemes		
Difference between the expected and actual return on scheme assets	**(277)**	(186)
Changes in assumptions underlying the present value of the scheme liabilities – (losses)/gains	**(83)**	164
Experience gains and (losses) on scheme liabilities	**9**	(51)
	(351)	(73)
Tax credit on net retirement benefit items debited in the statement of total recognised gains and losses	**68**	38
Total recognised gains and losses related to the year	**(6,245)**	(448)
Prior period adjustment	**317**	
Total gains and losses recognised since the last annual report	**(5,928)**	

Reconciliation of Movements in Equity Shareholders' (Deficit)/Funds

For the year ended 31 March

	2002 £ million	2001 (restated) £ million
Total recognised gains and losses related to the year	**(6,245)**	(448)
Equity dividends	**–**	(148)
Release of provision in respect of shares to be issued	**(260)**	–
Shares to be issued	**–**	71
Issues of ordinary shares	**8**	491
Total movement in the year	**(6,497)**	(34)
Equity shareholders' interests at 1 April as previously reported	**4,622**	4,630
Prior period adjustment	**317**	343
Equity shareholders' interests at 1 April as restated	**4,939**	4,973
Equity shareholders' interests at 31 March	**(1,558)**	4,939

1 Fundamental uncertainty in respect of the application of the going concern basis

In the year to 31 March 2002, the Group met its day-to-day working capital requirements through syndicated banking facilities, certain bilateral bank facilities and its own cash resources. In addition, it has in issue bonds with a face value of £1.8 billion, issued in order to finance acquisitions that occurred in the year to 31 March 2000. As at 31 March 2002, net debt stood at £2.9 billion.

The Group's existing syndicated bank facility expires on 25 March 2003. From October 2001, the Group has been in negotiations with these banks to provide facilities that would extend beyond this date. However, on 22 March 2002, the Group announced that in the light of the Group's revised view of the extended market downturn, it no longer believed that the refinancing proposal provided the Group with an appropriate capital structure. Accordingly, the Group decided that it was unable to enter into the proposed new bank facility. The bank coordinators indicated that the banks reserve all their rights under the existing bank facilities. In order to preserve the support of its syndicate banks, the Group announced that as a result of this decision, it had agreed to cancel the undrawn commitments under its syndicated facilities and to place on demand the drawn portion of the €4.5 billion facilities. The final maturity of the €4.5 billion syndicated bank facility remains 25 March 2003.

The Group has developed a revised business plan and is in discussion with its banks and bondholders in order to secure a capital structure that is appropriate to that business plan.

The Company has guaranteed certain derivative transactions related to the exercise of share options previously granted to employees of the Group, the borrowings of its subsidiary, Marconi Corporation plc under the syndicated bank facilities and the bonds issued by Marconi Corporation plc. The aggregate amount of these guarantees is disclosed in note 28 (a). If the guarantees are called, the extent to which the Company ultimately bears the liabilities will depend on the extent to which the liabilities are satisfied by other Group companies. Given the current state of the negotiations with its bankers and bondholders, the Directors have assessed whether it is probable that these guarantees will become actual liabilities and decided that the guarantees are currently not likely to crystallise. Consequently, these guarantees are not recorded in the Company balance sheet, but are disclosed as a contingent liability.

In the light of the information currently available to them, the Directors believe that the Group's bankers and bondholders will support it in achieving an appropriate capital structure. On this basis, the Directors consider it appropriate to prepare the accounts on a going concern basis. Should the Group's bankers and bondholders not support the Group in achieving an appropriate capital structure, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments.

2 Accounting policies

The financial statements have been prepared in accordance with applicable accounting standards.

The more important Marconi Group accounting policies are summarised below to facilitate the interpretation of the financial statements.

Accounting convention
The financial statements are prepared under the historical cost convention, as modified by the valuation of listed fixed asset investments.

Basis of consolidation
The financial statements consolidate the accounts of Marconi plc and all of its subsidiary undertakings (Group companies or subsidiaries).

All accounts for Group companies are made up to 31 March.

Turnover
Turnover, excluding VAT, comprises sales to outside customers, and the Group's percentage interest in sales of joint ventures. The Group records transactions as sales when the delivery of products or performance of services takes place in accordance with the terms of sale.

Currency translation
Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the year. Non-sterling net assets are translated at year-end rates of exchange. Key rates used are as follows:

	Average rates		Year-end rates	
	2002	2001	**2002**	2001
US dollar	**1.43**	1.48	**1.42**	1.42
Italian lira	**3,152**	3,153	**3,161**	3,114
Euro	**1.63**	1.63	**1.63**	1.61

Reserves are adjusted to include the differences arising from the restatement to year-end rates of exchange of profits and losses and the translation of the net assets of overseas subsidiaries, joint ventures and associates from rates prevailing at the beginning of the year. All other exchange gains and losses are included in profit on ordinary activities before taxation.

Financial instruments
The Group uses financial instruments, including interest rate and currency swaps, solely for the purposes of raising finance for its operations and managing interest and currency risks associated with the Group's underlying business activities. There is no trading activity in financial instruments.

Foreign exchange transaction exposures
The Group hedges actual foreign exchange exposure as soon as there is a firm contractual commitment. Forward contracts are used to hedge the exposure. Amounts are included in the accounts at the forward exchange contract rate. If the contract ceases to be a hedge any subsequent gains or losses are recognised through the profit and loss account.

Balance sheet translation exposures
A large proportion of the Group's net assets are denominated in overseas currencies. Where appropriate, the Group hedges these balance sheet translation exposures by borrowing in relevant currencies and markets, and by the use of currency swaps. Currency swaps are used only as balance sheet hedging instruments, and the Group does not hedge the currency translation of its profit and loss account. Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, where the conditions for offset are met.

Interest rate risk exposure
The Group hedges its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps and forward rate agreements.

Tangible fixed assets
Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. Freehold land does not bear depreciation where the original cost of purchase was separately identified.

Tangible fixed assets are depreciated using the following rates:

Freehold buildings	– 2 per cent to 4 per cent per annum
Leasehold property	– over the period of the lease or 50 years for long leases
Plant and machinery	– 10 per cent per annum on average
Fixtures, fittings, tools and equipment	– 10 per cent per annum

Leased assets
Assets held under finance lease are included in tangible fixed assets and the present values of lease commitments are included under creditors. Operating lease payments are charged to the profit and loss account as incurred.

Goodwill
Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary.

Research and development
Expenditure incurred in the year is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

Stocks and contracts in progress
Stocks and contracts in progress are valued at the lower of cost, including appropriate overheads, and estimated net realisable value. Provisions are made for any losses incurred or expected to be incurred on uncompleted contracts. Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Advance payments received from customers are shown as creditors unless there is a right of set-off against the value of work undertaken. Progress payments received are deducted from the value of the work carried out, any excess being included with payments received in advance.

Taxation
Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

2 Accounting policies continued

Investments

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the Group's share of the results and net assets of joint ventures.

Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates, other than Easynet Group Plc, are stated at the amount of the Group's share of net assets, including goodwill, at 31 March derived from audited or management accounts made up to that date. Easynet Group Plc's results are included for the period to 31 December. Profit before taxation includes the Group's share of joint ventures and associates.

Other unlisted fixed asset investments and the Company's investment in shares in Group companies are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in the Company's own shares, held within the GEC Employee Share Trust and the Marconi Employee Trust, are included on the Group balance sheet at cost, less provision for impairment.

Pensions and other post retirement benefits

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the schemes' assets is recognised in the period in which they arise as part of finance income and the effect of the unwinding of the discounted value of the schemes liabilities is treated as part of finance costs. The changes in value of the schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

Share options

In accordance with UITF Abstract 17, "Employee share schemes", the costs of awarding shares under employee share plans are charged to the profit and loss account over the period to which the performance criteria relate.

3 Changes in accounting policy

Since the last annual report, the Directors have changed three accounting policies. The format of the profit and loss account has been amended to improve the clarity and transparency of financial reporting. This is discussed further in note 5 to the Accounts.

Financial Reporting Standard ("FRS") 19 "Deferred tax" has been adopted. This changes the basis of measurement of deferred tax assets and liabilities and the movements reported in the performance statements (profit and loss account and consolidated statement of total recognised gains and losses). The adoption of this accounting standard has had no effect on reported assets or liabilities nor the amounts recorded in the performance statements in respect of prior years.

FRS 17 "Retirement benefits" has been adopted in full replacing Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for pension costs" and Urgent Issues Task Force abstract ("UITF") 6 "Accounting for post-retirement benefits other than pensions". This changes the measurement basis of the pension surplus or deficit and the amounts charged or credited to the performance statements. The effect of these changes on the reported results for the years ended 31 March 2002 and 2001 are highlighted below:

	2002		2001	
	FRS 17	**SSAP 24 & UITF 6**	FRS 17	SSAP 24 & UITF 6
	£ million	**£ million**	£ million	£ million
(Charged)/credited to the profit and loss account				
Operating profit	**(42)**	**(52)**	(57)	(4)
Financial income	**40**	**–**	44	–
Net charge before tax	**(2)**	**(52)**	(13)	(4)
(Charged)/credited to the consolidated statement of total recognised gains and losses (STRGL)				
Actuarial loss	**(351)**	**–**	(73)	–
Tax on items charged to the STRGL	**68**	**–**	38	–

The loss after taxation for the year under FRS 17 is £5,874 million (2001 £282 million) compared to £5,924 million (2001 £266 million) under SSAP 24 and UITF 6.

4 Principal activities, (loss)/profit contributions, markets and net assets employed

Analysis of results and net assets by class of business

	(Loss)/profit		Turnover		Net assets	
	2002	2001 (restated)	**2002**	2001 (restated)	**2002**	2001 (restated)
	£ million	£ million	**£ million**	£ million	**£ million**	£ million
Network equipment	**(461)**	448	**1,762**	3,318	**592**	1,961
Network services	**35**	102	**969**	1,016		
Mobile	**(6)**	13	**369**	331	**223**	127
Other (including intra-activity sales)	**(64)**	(15)	**(25)**	(39)	**8**	35
	(496)	548	**3,075**	4,626	**823**	2,123
Capital	**(40)**	16	**404**	555	**42**	(3)
Continuing operations	**(536)**	564	**3,479**	5,181	**865**	2,120
Discontinued operations	**73**	190	**1,088**	1,761	**-**	522
	(463)	754	**4,567**	6,942	**865**	2,642
Goodwill and goodwill amortisation	**(433)**	(673)			**877**	5,413
Operating exceptional items (note 6 (a))	**(5,216)**	(32)				
	(6,112)	49				
Associates	**(181)**	8			**137**	45
Operating (loss)/profit	**(6,293)**	57				
Non-operating exceptional items (note 6 (b))	**667**	(18)				
Net interest payable and interest bearing assets and liabilities	**(238)**	(150)			**(2,810)**	(2,817)
Net finance income	**200**	41				
Unallocated net liabilities					**(615)**	(329)
	(5,664)	(70)			**(1,546)**	4,954

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 7 years.

Comparative figures have been restated to reflect the changes in the Group structure during the year to 31 March 2002. Currently, the net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

The Marconi share of joint ventures' profit, turnover and net assets are included under Capital.

Sales by Group companies to joint ventures and associates amounted to £40 million (2001 £60 million). Purchases from joint ventures and associates amounted to £14 million (2001 £1 million).

The contribution of subsidiaries acquired in the year ended 31 March 2002 was £12 million to turnover and £1 million to operating profit before goodwill amortisation and operating exceptional items.

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

It is not practical to disclose on a segmental basis, goodwill and goodwill amortisation as any allocation would be arbitrary.

4 Principal activities, (loss)/profit contributions, markets and net assets employed continued

Analysis of turnover by class of business

	To customers in the United Kingdom		To customers overseas	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
Network equipment	**347**	971	**1,415**	2,347
Network services	**367**	354	**602**	662
Mobile	**44**	47	**325**	284
Other (including intra-activity sales)	**1**	8	**(26)**	(47)
	759	1,380	**2,316**	3,246
Capital	**277**	351	**127**	204
Continuing operations	**1,036**	1,731	**2,443**	3,450
Discontinued operations	**48**	46	**1,040**	1,715
	1,084	1,777	**3,483**	5,165

Analysis of turnover by territory of destination

	Turnover	
	2002	2001
	£ million	£ million
United Kingdom	**1,084**	1,777
The Americas	**1,760**	2,852
Rest of Europe	**1,151**	1,677
Africa, Asia and Australasia	**572**	636
	4,567	6,942

Analysis of operating (loss)/profit before goodwill amortisation and exceptional items, turnover and net assets by territory of origin

	(Loss)/profit		Turnover		Net assets	
	2002	2001	**2002**	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million	**£ million**	£ million
United Kingdom	**(249)**	349	**1,328**	2,286	**293**	953
The Americas	**(166)**	155	**1,842**	2,927	**154**	944
Rest of Europe	**(28)**	223	**1,079**	1,334	**386**	665
Africa, Asia and Australasia	**(20)**	27	**318**	395	**32**	80
	(463)	754	**4,567**	6,942	**865**	2,642

5 Group operating (loss)/profit

	Year to 31 March 2002			
	Continuing	**Discontinued**	**Exceptional items**	**Total**
	£ million	**£ million**	**£ million**	**£ million**
Turnover	**3,222**	**1,088**	**–**	**4,310**
Cost of sales	**(2,500)**	**(753)**	**(830)**	**(4,083)**
Gross profit	**722**	**335**	**(830)**	**227**
Selling and distribution expenses	**(484)**	**(106)**	**–**	**(590)**
Administrative expenses – other	**(234)**	**(74)**	**(703)**	**(1,011)**
Research and development	**(575)**	**(53)**	**–**	**(628)**
Goodwill amortisation	**(417)**	**(14)**	**–**	**(431)**
Goodwill impairment	**–**	**–**	**(3,677)**	**(3,677)**
Administrative expenses – total	**(1,226)**	**(141)**	**(4,380)**	**(5,747)**
Other operating income/(expense)	**24**	**(29)**	**–**	**(5)**
Operating (loss)/profit	**(964)**	**59**	**(5,210)**	**(6,115)**

5 Group operating (loss)/profit continued

	Year to 31 March 2001 (restated)			
	Continuing £ million	Discontinued £ million	Exceptional items £ million	Total £ million
Turnover	4,892	1,761	–	6,653
Cost of sales	(3,021)	(1,209)	–	(4,230)
Gross profit	1,871	552	–	2,423
Selling and distribution expenses	(579)	(179)	–	(758)
Administrative expenses – other	(282)	(99)	(32)	(413)
Research and development	(549)	(77)	–	(626)
Goodwill amortisation	(651)	(20)	–	(671)
Administrative expenses – total	(1,482)	(196)	(32)	(1,710)
Other operating income/(expense)	81	(7)	–	74
Operating (loss)/profit	(109)	170	(32)	29

As discussed further in note 26, Marconi disposed of Medical, Data and Commerce Systems during the year and it is these that are shown as discontinued operations in the note above.

Exceptional items are shown in further detail in note 6.

For the year ended 31 March 2002 the Directors have altered the presentation of the Group profit and loss account (down to operating (loss)/profit) from a format 2 layout (which classifies expenditure by type) to a format 1 layout, (which classifies expenditure by function) both formats being defined by the Companies Act 1985. Accordingly the format 2 profit and loss disclosures have been restated for the year ended 31 March 2001.

The Directors believe that format 1 profit and loss disclosures more accurately reflect the management of the business, improve users' understanding of the accounts, and aid comparison with the Group's competitors.

6 Exceptional items

The Directors have provided against several categories of asset and provided for additional liabilities incurred due to the downturn in the performance of several of the Group's businesses. In addition, the Group has incurred restructuring costs and charges associated with implementing new IT systems across the Group. These (charges)/credits have been analysed as follows:

a Operating exceptionals

	2002 £ million	2001 £ million
Stock write-downs and related costs	**(672)**	–
Restructuring costs	**(158)**	–
Included in cost of sales	**(830)**	–
Impairment of goodwill and tangible fixed assets	**(3,831)**	–
Restructuring and systems implementation costs	**(399)**	(32)
Provisions for doubtful debts	**(150)**	–
Included in administrative expenses	**(4,380)**	(32)
Group operating exceptionals	**(5,210)**	(32)
Share of joint ventures' operating exceptionals	**(6)**	–
Total operating exceptionals	**(5,216)**	(32)

6 Exceptional items continued

a Operating exceptionals continued

	2002 **£ million**	2001 £ million
Network equipment and services	**(1,312)**	(29)
Mobile	**(39)**	(6)
Other	**(104)**	30
Goodwill impairment	**(3,544)**	–
	(4,999)	(5)
Capital	**(70)**	–
Goodwill impairment	**(133)**	–
Continuing operations	**(5,202)**	(5)
Discontinued operations	**(14)**	(27)
	(5,216)	(32)
United Kingdom	**(823)**	26
The Americas	**(407)**	(18)
Rest of Europe	**(282)**	(28)
Africa, Asia and Australasia	**(27)**	(12)
	(1,539)	(32)
Goodwill impairment	**(3,677)**	–
	(5,216)	(32)

In addition, the Group has recorded its share of the operating exceptional charges (£173 million) of its associate, Easynet Group Plc. During the year to 31 December 2001, Easynet Group Plc impaired the carrying value of its fixed assets and goodwill and incurred restructuring and reorganisation costs.

b Non-operating exceptionals

	2002 **£ million**	2001 £ million
Gain on disposal of discontinued operations	**358**	–
Gain/(loss) on disposal of fixed assets and investments in continuing operations	**18**	(38)
Merger/demerger items	**291**	20
Included in non-operating exceptional items	**667**	(18)
Gain on repurchase of bonds	**166**	–
Included in net finance income	**166**	–

The release of provisions relating to demerger share options arises due to the significant reduction in Marconi's share price and comprises two elements. £247 million relates to a provision created in respect of the Marconi Launch Share Plan which has been released from shares to be issued within equity shareholders' (deficit)/funds. A further £44 million has been released from provisions for liabilities and charges that related to provisions in respect of other option schemes created at the time of the MES business separation.

Merger/demerger receipts for the year ended 31 March 2001 represents a further settlement of the MES Transaction in the year.

There were no material non-operating exceptionals relating to discontinued operations incurred prior to disposal.

The gains on the repurchase of bonds and the sale of subsidiaries are discussed further in notes 21 and 26 respectively.

6 Exceptional items continued

c Exceptional cash flows	**2002 £ million**	2001 £ million
Operating		
Restructuring and systems implementation costs	**(350)**	–
Other	**(18)**	(39)
	(368)	(39)
Non-operating		
Merger/demerger receipts	**–**	(56)
Disposal of tangible fixed assets	**116**	–
Sales of interests in subsidiary companies and associates	**1,443**	–
Repurchase of bonds	**(209)**	–
	1,350	(56)

Non-operating exceptional cash flows from the disposal of tangible fixed assets are included in note 24 (d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 24 (e). Repurchase of bonds is covered in notes 21 and 25.

7 Net interest payable

	2002 £ million	2001 £ million
Interest receivable		
Loans and deposits	**31**	27
Other	**9**	9
Interest receivable – total	**40**	36
Income from fixed asset investments		
Listed investments	**2**	18
Unlisted investments	**–**	5
Income from fixed asset investments – total	**2**	23
Interest payable		
Bank loans and overdrafts	**(281)**	(187)
Loan capital	**(1)**	(3)
Other	**–**	(20)
Interest payable – total	**(282)**	(210)
Net interest payable – Group	**(240)**	(151)
Share of net income receivable of joint ventures and associates	**2**	1
Net interest payable	**(238)**	(150)

8 Net finance income

	2002 £ million	2001 (restated) £ million
Financing costs		
Syndicated loan fees	**(5)**	(3)
Interest on pension scheme liabilities (note 27)	**(181)**	(187)
Finance leases	**(1)**	–
Financing costs – total	**(187)**	(190)
Finance income		
Exceptional gain on the repurchase of bonds (note 21)	**166**	–
Expected return on pension scheme assets (note 27)	**221**	231
Finance income – total	**387**	231
Net finance income	**200**	41

As discussed in note 21, the Group repurchased bonds issued by Marconi Corporation plc with a fair value (after unamortised discount) of £375 million.

9 Tax

a Tax charge/(credit) on (loss)/profit on ordinary activities

	2002 £ million	2001 (restated) £ million
Current taxation		
Corporation tax 30% (2001 30%)	**–**	256
Double taxation relief	**–**	(105)
UK (over)/under provision in respect of prior years	**(18)**	1
Overseas tax	**51**	96
Overseas (over)/under provision in respect of prior years	**(15)**	1
Joint ventures and associates	**4**	10
	22	259
Deferred taxation		
Changes arising from:		
Timing differences – origination and reversal	**67**	12
Estimated recoverable amount of deferred tax assets	**121**	(59)
	188	(47)
Total	**210**	212

Included in the tax on (loss)/profit are the following amounts relating to exceptional items:

	2002 £ million	2001 £ million
Operating exceptionals	**(67)**	(11)
Non-operating exceptionals	**298**	28
	231	17

b Deferred taxation assets/(liabilities)

	Group £ million	Company £ million
At 1 April 2001 – as previously reported	195	–
Prior period adjustment	(25)	–
At 1 April 2001 – as restated	170	–
Charged to the profit and loss account	(188)	–
At 31 March 2002	**(18)**	–

	Group		Company	
	2002 £ million	2001 (restated) £ million	**2002 £ million**	2001 £ million
Tax effect of timing differences on:				
Provisions and accruals for liabilities and charges	**(12)**	195	**–**	–
Accelerated capital allowances	**(6)**	(25)	**–**	–
	(18)	170	**–**	–

Deferred tax liability balances and asset balances are shown in provisions (note 22) and debtors (note 18) respectively.

No provision is made for any taxation that may arise if reserves of overseas subsidiaries were distributed as such distributions are not expected to occur in the foreseeable future.

Included in the net deficit or surplus in respect of retirement benefits (note 27) is a net deferred tax liability of £68 million in respect of the year to 31 March 2001. No net deferred tax has been recognised in respect of retirement benefits for the year to 31 March 2002.

9 Tax continued

c Reconciliation of current taxation charge for the period

	Group	
	2002	2001
	£ million	£ million
Loss before tax	**(5,664)**	(70)
Tax credit on loss at a standard rate of 34% (2001 34%)	**1,926**	24
Non deductible goodwill impairment, amortisation and other similar items	**(1,503)**	(229)
Tax losses and other deferred tax items not recognised in current tax	**(478)**	(46)
Over / (under) provision in prior years	**33**	(2)
Other	**–**	(6)
Current tax charge for the year	**(22)**	(259)

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the Group operates.

d Factors that may affect future tax charges

Deferred tax assets totalling £596 million (2001 £147 million) have not been recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

10 Equity minority interests

Equity minority interests represent the share of the profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the Group.

11 Equity dividends

During the year to 31 March 2002, no dividends were declared. In the year to 31 March 2001 £148 million of dividends were declared with £52 million (1.9 pence per share) being an interim dividend and £96 million (3.45 pence per share) as the final dividend.

12 (Loss)/earnings per share

Basic and diluted (loss)/earnings per share are calculated by reference to a weighted average of 2,789.6 million ordinary shares (2001 2,757.7 million ordinary shares) in issue during the year.

The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic (loss)/earnings per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the reconciliation of (loss)/earnings per share excluding goodwill amortisation and exceptional items below.

	2002		2001 (restated)	
	(Loss)/ earnings £ million	**(Loss)/ earnings per share pence**	(Loss)/ earnings £ million	(Loss)/ earnings per share pence
Loss and basic loss per share	**(5,875)**	**(210.6)**	(287)	(10.4)
Exceptional items (note 6)				
Operating exceptionals	**5,216**	**187.0**	32	1.2
Group share of associates' operating exceptionals	**173**	**6.2**	–	–
Non-operating exceptionals	**(667)**	**(23.9)**	(18)	(0.7)
Gain on repurchase of bonds	**(166)**	**(6.0)**	–	–
Taxation arising on goodwill amortisation and exceptional items (note 9 (a))	**231**	**8.3**	17	0.6
Goodwill amortisation	**440**	**15.8**	673	24.4
	(648)	**(23.2)**	417	15.1

13 Directors and employees

a Directors' remuneration

Details of Directors' remuneration specified for audit by the UK Listing Authority are given in the Report to Shareholders by the Board on Directors' Remuneration.

b Average monthly number of employees by sector

	Number ('000)	
	2002	2001
Networks equipment	**19**	24
Networks services	**8**	9
Mobile	**5**	4
Other	**–**	1
	32	38
Capital	**3**	3
Continuing operations	**35**	41
Discontinued operations	**10**	11
Group employees	**45**	52
Share of joint venture employees	**3**	4
Group and share of joint venture employees	**48**	56

c Staff costs

	2002 £ million	2001 (restated) £ million
Wages and salaries	**1,295**	1,423
Social security costs	**156**	164
Amounts charged to operating expenses	**67**	77
Amounts included in net finance income (note 27)	**(40)**	(44)
Amounts recognised in the Statement of Total Recognised Gains and Losses (note 27)	**351**	73
Other pension costs	**378**	106
	1,829	1,693
United Kingdom	**942**	584
The Americas	**483**	637
Rest of Europe	**357**	397
Africa, Asia and Australasia	**47**	75
	1,829	1,693

Included within the staff costs for the year ended 31 March 2002 are £11 million (2001 £16 million) of expense related to ongoing remuneration costs regarding share option schemes (see note 22).

13 Directors and employees continued

d Share options

At 31 March 2002 options were still outstanding in respect of the Company's ordinary shares of 5 pence under the Company's options schemes:

	Number of shares	Amount of shares £ million	Subscription price	Date normally exercisable
The Employee 1992 Savings-Related Share Option Scheme	3,872,995	0.2	203-273p	2001-2003
The 1984 Managers' Share Option Scheme	881,056	–	183-266p	2001-2004
The 1997 Executive Share Option Scheme	12,004,398	0.6	311-384p	2001-2008
The Marconi UK Sharesave Plan	3,939,944	0.2	538-748p	2003-2006
The Marconi International Sharesave Plan	1,387,869	0.1	737p	2004-2006
The Marconi Launch Share Plan	39,080,650	2.0	–	2002-2006
The Marconi 1999 Stock Option Plan	122,015,797	6.1	35-1009p	2002-2010
The MSI 1995 Stock Option Plan	207,083	–	3-274p	2001-2008
The MSI 1999 Stock Option Plan	3,185,332	0.2	212-957p	2001-2010
The MSIH Stock Option Plan	992,487	–	212-930p	2001-2005
The Mariposa Technology, Inc 1998 Employee Incentive Plan	1,616,115	0.1	9-56p	2001-2010
The Marconi Restricted Share Plan	4,689,574	0.2	0-947p	2001-2004
The Phantom Option Scheme	72,753,885	3.6	5-1250p	2001-2009
Long Term Incentive Plan	772,188	–	–	2001-2003

The Directors' interests as defined by the Companies Act 1985 (which includes trustee holdings and family interests incorporating holdings of minor children) in shares in the Company and its subsidiaries are set out in the Report to Shareholders by the Board on Directors' Remuneration.

14 Goodwill

	Cost £ million
At 1 April 2001	7,313
Acquisitions (note 26 (a))	39
Adjustments in respect of prior-year acquisitions (note 26 (a))	(49)
Disposals	(505)
Exchange rate adjustment	14
At 31 March 2002	**6,812**

	Amortisation £ million
At 1 April 2001	(1,918)
Charged to profit and loss account	(431)
Impairment	(3,677)
Disposals	142
Exchange rate adjustment	(51)
At 31 March 2002	**(5,935)**
Net book value at 31 March 2002	**877**
Net book value at 31 March 2001	5,395

The impairment loss has been calculated using forecast cash flows adjusted by a 15% discount rate.

15 Tangible fixed assets

Group	Freehold property £ million	Leasehold property Long £ million	Leasehold property Short £ million	Plant and machinery £ million	Fixtures, fittings, tools and equipment £ million	Payments on account and assets under construction £ million	Total £ million
Cost at 1 April 2001	284	20	48	737	709	197	1,995
Exchange rate adjustment	(3)	–	(1)	(10)	(4)	(1)	(19)
Reclassification	14	(4)	(21)	(40)	51	–	–
Additions	13	1	2	128	84	124	352
Businesses acquired	1	–	–	1	1	–	3
Completed construction	1	–	–	26	19	(46)	–
Disposals	(63)	(3)	(2)	(65)	(106)	–	(239)
Businesses disposed	(87)	(3)	(19)	(257)	(158)	(234)	(758)
Cost at 31 March 2002	**160**	**11**	**7**	**520**	**596**	**40**	**1,334**
Depreciation at 1 April 2001	62	3	13	365	410	–	853
Exchange rate adjustment	(1)	–	–	(7)	(2)	–	(10)
Reclassification	10	(1)	(5)	(14)	10	–	–
Charged to profit and loss account	6	1	5	96	137	–	245
Impairment of fixed assets	1	–	–	116	37	–	154
Disposals	(15)	–	–	(41)	(68)	–	(124)
Businesses disposed	(26)	(1)	(10)	(180)	(89)	–	(306)
Depreciation at 31 March 2002	**37**	**2**	**3**	**335**	**435**	**–**	**812**
Net book value at 31 March 2002	**123**	**9**	**4**	**185**	**161**	**40**	**522**
Net book value at 31 March 2001	222	17	35	372	299	197	1,142

The net book value of tangible fixed assets of the Group includes an amount of £6 million (2001 £4 million) in respect of assets held under finance leases, on which the depreciation charge for the year was £2 million (2001 £1 million).

Some assets have been reclassified during the year to reflect a more appropriate categorisation of items previously aggregated in the financial statements.

16 Fixed asset investments

a Joint ventures, associates and other

	Joint ventures & associates			Other investments				
Group	Shares Cost less amounts written off £ million	Goodwill Cost less amortisation £ million	Share of post acquisition reserves £ million	Loans £ million	Cost or valuation £ million	Provisions £ million	Investment in own shares £ million	Total £ million
At 1 April 2001	77	18	22	16	562	(112)	8	591
Additions	302	72	–	–	80	–	24	478
Disposals and repayments	(60)	(16)	(32)	(14)	(321)	–	(32)	(475)
Profits less losses retained	–	(9)	(179)	–	–	–	–	(188)
Deficit on valuation of listed investments	–	–	–	–	–	(156)	–	(156)
At 31 March 2002	**319**	**65**	**(189)**	**2**	**321**	**(268)**	**–**	**250**

Additions during the year consisted mainly of Easynet Group Plc (£235 million) and Ultramast Ltd (£65 million).

Market values

Listed fixed asset investments are stated at market value, as follows:

	2002 £ million	2001 £ million
Alstom – listed overseas	**–**	236
Other investments – listed in the United Kingdom	**19**	20
Other investments – listed overseas	**–**	73

16 Fixed asset investments continued

The Group has not provided for tax which could arise if these investments were realised at the values stated. The Group estimates that the tax charge arising would be £nil (2001 £6 million).

On 19 June 2001, the Company sold its remaining investment in Alstom.

On 26 September 2001, the Company sold its remaining investment in Lagardère SCA.

On 1 February 2002, the Group acquired an approximate 10% shareholding in Bookham Technology plc.

At 15 May 2002 the market value of the investments shown above was, in aggregate, £15 million.

Associated Companies	Class of shares		Number held	Country of Incorporation
Easynet Group Plc (71.9%)	Ordinary shares of 4 pence		30,940,597	Great Britain
	Convertible ordinary shares of 4 pence		48,553,661	
	Equity share	71.9%		
	Voting share	49.9%		
Plessey Holdings Ltd (50.0%)	'G' ordinary shares of £1		265,000,500	Great Britain
	'S' ordinary shares of £1		–	
	Equity and voting share	50.0%		

Easynet Group Plc's year end is 31 December 2001. As it is a company quoted on the London Stock Exchange, its results have been accounted for under the equity accounting method for the period from acquisition (26 July 2001) to 31 December 2001. Easynet is a network-based provider of broadband services and internet solutions.

On 22 May 2000, the rights of former employees of GEC to exercise options and receive a securities package from the GEC Special Purpose Trust lapsed. During the year ended 31 March 2002, the Company disposed of the assets of the GEC Special Purpose Trust, which comprised 4,259,775 Marconi shares, 1,832,588 BAE SYSTEMS plc shares and £582,839 of BAE SYSTEMS plc Capital Amortising Loan Stock ("CALS"), for aggregate consideration of £7 million. The trust has no remaining investments at 31 March 2002, and will be wound up during the next financial year.

The Marconi Employee Trust ("MET"), a discretionary trust for certain employees and former employees of Marconi plc and its subsidiaries, was established on 1 December 1999. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The MET held assets of 3,918,574 Marconi plc ordinary 5p shares at 31 March 2002, with a market value of £0.3 million. Dividends receivable by MET from the Company have been waived.

The GEC Employee Share Trust ("EST"), a discretionary trust for certain employees and former employees of Marconi plc and its subsidiaries, was established on 19 January 1995. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The EST held assets of 1,188,414 Marconi plc ordinary 5p shares at 31 March 2002, with a market value of £0.1 million. Dividends receivable by EST from the Company have not been waived.

The GEC Special Purpose Trust, the Marconi Employee Trust and the GEC Employee Share Trust have been consolidated. All operating expenses incurred are charged to the Group profit and loss account.

b Shares in Group companies

Company	Cost £ million
At 1 April 2001	439
Additions	255
Impairments	(92)
At 31 March 2002	**602**

16 Fixed asset investments continued

The Group's most significant operating subsidiaries (by class of business) are:

Core businesses	Country of Incorporation
Networks Equipment and Services	
Marconi Communications Ltd.	Great Britain
Marconi Communications S.p.A.	Italy
Marconi Communications Inc.	USA
Marconi Communications GmbH.	Germany
Mobile Communications	
Marconi Mobile S.p.A.	Italy

Capital	
Marconi Applied Technologies Ltd	Great Britain

Other	
Marconi Corporation plc	Great Britain

The above list of subsidiaries includes those businesses that had a material effect on the consolidated results to 31 March 2002.

17 Stocks and contracts in progress

	Group		Company	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
Raw materials and bought out components	**203**	637	**–**	–
Work in progress	**241**	477	**–**	–
Payments on account	**(3)**	(4)	**–**	–
Long-term contract work in progress	**83**	80	**–**	–
Finished goods	**196**	531	**–**	–
	720	1,721	**–**	–

18 Debtors

	Group		Company	
	2002	2001 (restated)	**2002**	2001
	£ million	£ million	**£ million**	£ million
Amounts falling due within one year				
Trade debtors	**979**	2,096	**–**	–
Amounts recoverable on contracts	**–**	37	**–**	–
Amounts owed by joint ventures and associates	**26**	28	**–**	–
Other debtors	**96**	146	**–**	6
Prepayments and accrued income	**102**	79	**–**	–
Amounts owed by group undertakings	**–**	–	**275**	520
	1,203	2,386	**275**	526
Amounts falling due after more than one year				
Trade debtors	**16**	20	**–**	–
Amounts recoverable on contracts	**–**	6	**–**	–
Other debtors	**71**	87	**–**	–
Prepayments and accrued income	**7**	14	**–**	–
Deferred taxation (notes 9 (b) and 22)	**–**	170	**–**	–
	1,297	2,683	**275**	526

19 Current asset investments and cash at bank and in hand

	Group		Company	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
Dated securities at market value				
Listed securities – cost £nil (2001 £25 million)	**–**	26	**–**	–
Other investments at lower of cost and market value where listed in the United Kingdom and overseas				
Market value of listed investments was £2 million (2001 £30 million)	**59**	30	**–**	–
Investments	**59**	56	**–**	–
Cash at bank and in hand	**1,330**	454	**1**	141
	1,389	510	**1**	141
Divided between				
Cash and bank deposits repayable on demand (note 29)	**1,309**	259	**1**	141
Liquid resources (note 29)	**65**	251	**–**	–
Other investments	**15**	–	**–**	–
	1,389	510	**1**	141

The total restricted cash was £61 million (2001 £47 million) of which £25 million (2001 £nil) reflects cash collateral placed against bonding facilities, £17 million (2001 £25 million) reflects cash in the captive insurance company and £19 million (2001 £22 million) reflects cash deposited against secured loans in Italy.

20 Creditors

	Group		Company	
	2002	2001 (restated)	**2002**	2001
	£ million	£ million	**£ million**	£ million
Amounts falling due within one year				
Bank loans and overdrafts				
Repayable on demand	**2,351**	342	**–**	–
Other	**44**	1,018	**–**	–
Debenture loans	**32**	44	**–**	–
Obligations under finance leases	**9**	3	**–**	–
	2,436	1,407	**–**	–
Payments received in advance	**101**	185	**–**	–
Trade creditors	**512**	963	**–**	–
Amounts owed to joint ventures and associates	**9**	9	**–**	–
Current taxation	**290**	164	**–**	–
Other taxation and social security	**15**	107	**–**	–
Other creditors	**423**	363	**–**	–
Accruals and deferred income	**282**	626	**–**	–
Amounts owed to Group undertakings	**–**	–	**207**	19
Proposed dividend	**–**	96	**–**	96
	4,068	3,920	**207**	115
Amounts falling due after more than one year				
Bank loans and overdrafts	**32**	23	**–**	–
Debenture loans	**–**	78	**–**	–
Bonds	**1,771**	2,165	**–**	–
Obligations under finance leases	**–**	4	**–**	–
	1,803	2,270	**–**	–
Payments received in advance	**29**	53	**–**	–
Trade creditors	**–**	1	**–**	–
Other creditors	**70**	250	**–**	–
	1,902	2,574	**–**	–

21 Borrowings

	Group		Company	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
Bank loans and overdrafts				
Secured	**31**	–	–	–
Unsecured	**2,396**	1,383	–	–
Debenture loans				
Secured	–	33	–	–
Unsecured	**32**	89	–	–
Bonds	**1,771**	2,165	–	–
Obligations under finance leases	**9**	7	–	–
	4,239	3,677	–	–
Less amounts falling due within one year	**(2,436)**	(1,407)	–	–
	1,803	2,270	–	–
Analysis of repayments of long-term borrowings				
Bank loans				
Between one and two years	**6**	23	–	–
Between two and five years	**14**	–	–	–
In more than five years	**12**	–	–	–
Bonds				
Between one and two years	–	10	–	–
Between two and five years	**262**	358	–	–
In more than five years	**1,509**	1,879	–	–
	1,803	2,270	–	–
Debenture loans and bonds				
Repayable at par wholly within five years (average rate 5.6 per cent)	**262**	354	–	–
Repayable at par wholly after five years (average rate 7.5 per cent)				
Bonds	**1,509**	1,855		
Other	–	78	–	–
	1,509	1,933	–	–

Bonds

During the year ended 31 March 2002, the Group repurchased €67.9 million of euro bonds with a coupon rate of 5.625 per cent per annum maturing on 30 March 2005, €256.7 million of euro bonds with a coupon rate of 6.375 per cent per annum maturing on 30 March 2010, $131 million of US dollar bonds with a coupon rate of 7.75 per cent per annum maturing 15 September 2010 and $130.1 million of US dollar bonds with a coupon rate of 8.375 per cent per annum maturing 15 September 2030.

The Group recognised an exceptional gain within finance income on these repurchases of £166 million.

Security

The secured loans are all secured upon cash balances with the respective banks.

Maturity

The material payment obligations greater than five years are all payable wholly at maturity, of which £450 million refer to Marconi's 6.375% eurobond due 2010, £530 million refer to Marconi's 7.75% yankee bond due 2010, and £529 million refer to Marconi's 8.375% yankee bond due 2030.

More analysis of the maturity of the Group's debt is given in note 29.

Borrowing facilities

The Group has no undrawn committed borrowing facilities. The undrawn facilities available at 31 March 2002 were:

	Group	
	2002	2001
	£ million	£ million
Expiring in one year or less	–	1,679
Expiring in more than one year but not more than five years	–	1,788
	–	3,467

22 Provisions for liabilities and charges

	Restructuring £ million	Share options £ million	Deferred tax £ million	Other £ million	Group Total £ million	Company Total £ million
At 1 April 2001 – as originally reported	46	442	–	394	882	–
Prior period adjustment	–	–	–	(168)	(168)	–
At 1 April 2001 – as restated	46	442	–	226	714	–
Exchange rate adjustment	–	–	–	(6)	(6)	–
Acquisitions	–	–	–	10	10	–
Disposals	(6)	–	–	(32)	(38)	–
Transferred from debtors (notes 9 (b), 18)	–	–	(170)	–	(170)	–
Charged	94	26	188	174	482	–
Released	(10)	(52)	–	(16)	(78)	–
Utilised	(28)	(237)	–	(144)	(409)	–
At 31 March 2002	**96**	**179**	**18**	**212**	**505**	**–**

Other provisions mainly comprise expected cost of maintenance under guarantees, other work in respect of products delivered, losses on contract work in progress and provisions for supplier commitments. The associated outflows are generally expected to occur over the lives of the products and contracts which are long term in nature.

The prior period adjustment is necessary in order to reflect the adoption of Financial Reporting Standard 17 "Retirement benefits". This is discussed further in note 27.

23 Equity shareholders' interests

a Share capital

	Number of shares	£
Fully paid ordinary shares of 5p each		
Shares allotted at 1 April 2001	2,785,189,896	139,259,495
Shares allotted under The Managers' 1984 Share Option Scheme	14,824	741
Shares allotted under The 1992 Savings-Related Share Option Scheme	3,007,670	150,384
Shares allotted under The 1997 Executive Share Option Scheme	62,352	3,118
Shares allotted under Employee Share Purchase Plans	3,326,948	166,347
Shares allotted under The Mariposa 1998 Employee Incentive Plan	411,380	20,569
Shares allotted under other option schemes	394,861	19,743
Shares allotted in respect of businesses acquired	230,889	11,544
Shares allotted at 31 March 2002	2,792,638,820	139,631,941
Unissued ordinary shares	3,207,361,180	160,368,059
Authorised	6,000,000,000	300,000,000

All share issues have been satisfied by cash consideration with the exception of the shares allotted in respect of acquisitions.

b Group reserves

	Shares to be issued £ million	Share premium account	Capital reserves £ million	Revaluation reserve £ million	Profit and loss account £ million	Total £ million
At 1 April 2001 – as previously reported	310	489	375	267	3,042	4,483
Prior period adjustment	–	–	–	–	317	317
At 1 April 2001 – as restated	310	489	375	267	3,359	4,800
Loss retained for the year	–	–	–	–	(5,875)	(5,875)
Exchange differences	–	–	–	–	(66)	(66)
Actuarial loss (note 27)	–	–	–	–	(351)	(351)
Tax credit on STRGL items	–	–	–	–	68	68
(Deducted)/added in the year	(260)	7	–	(30)	9	(274)
Transferred in the year	(5)	4	–	(237)	238	–
At 31 March 2002	**45**	**500**	**375**	**–**	**(2,618)**	**(1,698)**

23 Equity shareholders' interests continued

Shares to be issued represents the Marconi ordinary shares to be issued to employees as a result of acquisitions made.

The amount in the profit and loss reserve relating to the defined benefit liability is £126 million (2001 £120 million asset).

Exchange gains of £17 million (2001 £265 million loss) and related tax charges of £nil (2001 credit of £79 million) on borrowings hedged against equity investments denominated in foreign currencies and losses of £1million (2001 £104 million) and related tax credits of £nil (2001 £31 million) on associated tax equalisation swaps have been taken to Group reserves.

c Company reserves

	Profit and loss account £ million
At 1 April 2001	53
Loss for the year	(67)
At 31 March 2002	**(14)**

Pursuant to Section 230 of the Companies Act 1985 the Company is not presenting its own profit and loss account in addition to the consolidated profit and loss account. The loss of the Company for the financial year amounted to £67 million (2001 loss £14 million).

24 Cash flow

a Net cash outflow from operating activities

	Year to 31 March 2002		
	Continuing £ million	**Discontinued £ million**	**Total £ million**
Group operating (loss)/profit after exceptionals	**(6,160)**	**45**	**(6,115)**
Operating exceptionals (note 6 (a))	**5,202**	**8**	**5,210**
Group operating (loss)/profit before exceptionals	**(958)**	**53**	**(905)**
Depreciation charge	**227**	**18**	**245**
Goodwill amortisation	**417**	**14**	**431**
Decrease in stock	**90**	**5**	**95**
Decrease in debtors	**540**	**32**	**572**
Decrease in creditors	**(423)**	**(46)**	**(469)**
Increase in provisions	**31**	**10**	**41**
	(76)	**86**	**10**

	Year to 31 March 2001		
	Continuing £ million	Discontinued £ million	Total £ million
Group operating (loss)/profit after exceptionals	(114)	143	29
Operating exceptionals (note 6 (a))	5	27	32
Group operating (loss)/profit before exceptionals	(109)	170	61
Depreciation charge	184	27	211
Goodwill amortisation	651	20	671
Increase in stock	(746)	(18)	(764)
Increase in debtors	(230)	(77)	(307)
Increase in creditors	42	87	129
Decrease in provisions	(55)	(13)	(68)
	(263)	196	(67)

24 Cash flow continued

b Returns on investments and servicing of finance

	2002 £ million	2001 £ million
Income from loans, deposits and investments	**24**	27
Interest paid	**(286)**	(160)
Dividends paid to minority interests	**–**	(1)
	(262)	(134)

Of the above amount, continuing operations account for an outflow of £261 million (2001 £129 million) and discontinued operations an outflow of £1 million (2001 £5 million).

c Tax repaid/(paid)

	2002 £ million	2001 £ million
UK corporation tax repaid/(paid)	**34**	(74)
Overseas tax paid	**(47)**	(63)
	(13)	(137)

The figure for tax paid of £13 million includes net tax repayments of £110 million received during the year to 31 March 2002 (2001 net tax repayments of £nil).

Of the above amount, continuing operations account for an outflow of £9 million (2001 £123 million) and discontinued operations an outflow of £4 million (2001 £14 million).

d Capital expenditure and financial investment

	2002 £ million	2001 £ million
Purchases of tangible fixed assets	**(361)**	(578)
Purchases less sales of fixed asset investments	**(8)**	527
Sales of tangible fixed assets	**173**	17
	(196)	(34)

Sales of tangible fixed assets shown above includes an amount of £116 million in respect of disposals treated as exceptional items in the profit and loss account.

Of the above amount, continuing operations account for an outflow of £173 million (2001 £42 million) and discontinued operations an outflow of £23 million (2001 £8 million inflow).

e Acquisitions and disposals

	2002 £ million	2001 £ million
Investments in subsidiary companies (note 26 (a))	**(37)**	(388)
Investments in joint ventures	**(65)**	–
Sales of interests in subsidiary companies and associates (note 26 (b))	**1,443**	182
Net (cash)/overdraft disposed with subsidiary companies (note 26 (b))	**(316)**	3
	1,025	(203)

24 Cash flow continued

f Net cash inflow from management of liquid resources

Comprising term deposits generally of less than one year and other readily disposable current asset investments

	2002 £ million	2001 £ million
Deposits made with banks and similar financial institutions	**(4,241)**	(1,325)
Deposits withdrawn from banks and similar financial institutions	**4,378**	1,433
Purchases of securities issued by banks and other corporate bodies	**(51)**	(1)
Sales of securities issued by banks and other corporate bodies	**100**	59
	186	166

g Net cash inflow from financing

	2002 £ million	2001 £ million
Increase/(decrease) in bank loans	**1,273**	(918)
(Decrease)/increase in debenture loans	**(90)**	27
(Decrease)/increase in bonds	**(209)**	1,213
Capital element of finance lease repayments	**(2)**	(6)
	972	316

25 Analysis of net monetary debt

	At 1 April 2001 £ million	Cash flow £ million	Acquisitions /disposals (excluding cash and overdrafts) £ million	Other non-cash changes £ million	Exchange rate adjustment £ million	**At 31 March 2002 £ million**
Cash at bank and in hand	259	1,059	–	–	(9)	**1,309**
Overdrafts	(342)	236	–	–	(1)	**(107)**
		1,295				
Liquid resources	251	(186)	–	–	–	**65**
Amounts falling due within one year						
Bank loans	(1,018)	(1,267)	–	–	(3)	**(2,288)**
Debenture loans	(44)	90	–	(78)	–	**(32)**
Finance leases	(3)	2	–	(8)	–	**(9)**
Amounts falling due after more than one year						
Bank loans	(23)	(6)	(3)	–	–	**(32)**
Debenture loans	(78)	–	–	78	–	**–**
Bonds	(2,165)	209	–	166	19	**(1,771)**
Finance leases	(4)	–	–	4	–	**–**
		(972)				
	(3,167)	137	(3)	162	6	**(2,865)**

As stated in note 21, the Group repurchased bonds at a discount resulting in a non cash movement of £166 million.

26 Acquisitions and disposals

a Investments in subsidiary companies
During the year all acquisitions were made and accounted for using the acquisition method.

Changes in the structure of the Group are shown in the Directors' Report.

Analysis of fair value of identifiable net assets of subsidiaries acquired in the year

	Book value £ million	Fair value adjustments £ million	Accounting policy adjustments £ million	**2002 Total £ million**	2001 Total £ million
Tangible fixed assets	3	–	–	**3**	24
Investments	6	–	(6)	**–**	–
Inventory	1	(1)	–	**–**	28
Debtors	2	–	–	**2**	61
Creditors and provisions	(7)	(1)	–	**(8)**	(92)
Loan capital	(3)	–	–	**(3)**	(19)
Finance leases	–	–	–	**–**	(4)
	2	(2)	(6)	**(6)**	(2)
Satisfied by:					
Cash paid				**23**	388
Loan notes issued				**–**	31
Shares issued				**–**	455
Shares to be issued				**–**	71
Deferred consideration				**10**	327
				33	1,272
Goodwill arising on current year acquisitions				**39**	1,274
Deferred consideration paid in respect of prior acquisitions				**14**	–
Adjustment to consideration in respect of prior acquisitions				**(77)**	–
Additional fair value adjustments in respect of prior acquisitions				**14**	–
Net (reduction)/addition in goodwill				**(10)**	1,274

Following the adjustments to consideration on the acquisition of Splice, MSI, Mariposa and Albany Partnership, goodwill has been reduced by £45 million, £19 million, £4 million and £2 million, from £101 million, £510 million, £195 million and £71 million respectively.

Additional consideration paid in respect of Bosch Public Networks during the year increased goodwill to £51 million from £44 million.

The fair value adjustments in respect of prior year acquisitions principally relate to additional provisions for fixed assets and inventory on the acquisition of Systems Management Specialists. These adjustments increased goodwill from £90 million to £104 million.

26 Acquisitions and disposals continued

Goodwill arising in the year is attributable to the following:

	2002 Total £ million	2001 Total £ million
Northwood Technologies Inc.	**19**	–
Telit Networks S.p.A.	**15**	–
Metapath Software International, Inc.	**–**	510
Mariposa Technology, Inc	**–**	195
Splice Transmissao SA	**–**	101
Systems Management Specialists, Inc.	**–**	90
Other	**5**	334
Goodwill arising on acquisitions in the year	**39**	1,230
Metapath Software International, Inc.	**(19)**	–
Mariposa Technology, Inc	**(4)**	–
Splice Transmissao SA	**(45)**	–
Bosch Public Networks	**7**	–
Systems Management Specialists, Inc.	**14**	–
Albany Partnership	**(2)**	–
Other	**–**	44
Adjustments to purchase consideration and fair values in respect of acquisitions in the prior year	**(49)**	44
Net (reductions in)/additions to goodwill	**(10)**	1,274

Northwood Technologies Inc. and Telit Networks S.p.A. were acquired on 24 May 2001 and 18 April 2001 respectively.

b Sales of interests in subsidiaries and associates

	Medical Systems £ million	Commerce Systems £ million	Data Systems £ million	Other £ million	2002 Total £ million	2001 Total £ million
Net assets sold						
Tangible fixed assets	97	70	10	275	**452**	23
Investments in joint ventures and associates	7	1	–	89	**97**	44
Inventory	161	49	21	9	**240**	45
Debtors	374	82	49	31	**536**	65
Cash at bank	18	11	10	289	**328**	–
Overdrafts	(1)	(9)	(2)	–	**(12)**	(3)
Creditors and provisions	(281)	(94)	(33)	(438)	**(846)**	(39)
Goodwill	152	79	40	92	**363**	7
	527	189	95	347	**1,158**	142
Accounted for by:						
Cash consideration, net of transaction costs paid	729	225	283	206	**1,443**	182
Deferred consideration and accrued transaction costs	(47)	(7)	(7)	(15)	**(76)**	–
Shares received	–	–	–	263	**263**	–
Loan notes	–	–	–	–	**–**	15
Profit on disposal	155	29	181	107	**472**	55

The consideration received in respect of the disposal of ipsaris was 77,508,177 shares in Easynet Group Plc, representing a 70.1% holding. This consideration was valued at £235 million.

The consideration received in respect of the disposal of the Marconi Optical Components' business was 12,891,000 shares in Bookham Technology plc, representing a 10% holding. This consideration was valued at £19 million.

Consideration for disposal of 25% of Marconi Communications South Africa was a 30% holding in African Renaissance Holdings Limited. This consideration was valued at £9 million.

The unrealised gain on disposal of ipsaris of £9 million has been taken to the Statement of Total Recognised Gains and Losses in accordance with UITF Abstract 31, "Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate".

26 Acquisitions and disposals continued

A list of the main undertakings disposed of, and their respective dates of completion, is as follows:

ipsaris	26 July 2001
Marconi Medical Systems	19 October 2001
Marconi Optical Components	1 February 2002
Marconi Commerce Systems	1 February 2002
Marconi Data Systems	5 February 2002
General Domestic Appliances	4 March 2002

27 Post retirement benefits

Marconi operates defined benefit pension plans in the UK, other European countries and the US and post-retirement benefit plans in the US. The most significant plan is the GEC 1972 Plan ("the Plan") in the UK. A full actuarial valuation for the Plan was carried out as at 6 April 1999. A further actuarial investigation was performed for the Plan at 30 September 2001, and this was updated to 31 March 2002 by a qualified independent actuary.

For the US Plans, full valuations were carried out at dates between 1 January 2001 and 31 March 2002 and updated as applicable to 31 March 2002 by independent qualified actuaries.

For the other European unfunded plans, valuations were carried out for accounting purposes at 31 March 2002.

The contributions made to the plans in the accounting period totalled £36 million (2001 £46 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.

From 6 April 2002, company contributions to the Plan will be 14.2% of pensionable pay. Other than Italy, where approximately 7.4% of pensionable pay is accrued, the Group is not making significant contributions to its funded plans due to the high asset values already accumulated.

The Group operates defined contribution schemes in addition to the defined benefit schemes listed. Contributions to these schemes amounted to £25 million (2001 £20 million).

The major assumptions used by the actuaries to determine the liabilities on a FRS 17 basis for the significant defined benefit plans are set out below:

	At 31 March 2002		At 31 March 2001		At 31 March 2000	
Average assumptions used:	**UK (% pa)**	**Rest of the World (% pa)**	UK (% pa)	Rest of the World (% pa)	UK (% pa)	Rest of the World (% pa)
Rate of general increase in salaries	**4.75%**	**4.23%**	4.50%	4.92%	5.00%	4.63%
Rate of increase in pensions in payment	**2.75%**	**1.50%**	2.50%	2.00%	3.00%	2.00%
Rate of increase for deferred pensioners	**2.75%**	**N/A**	2.50%	N/A	3.00%	N/A
Rate of credited interest	**5.50%**	**N/A**	5.75%	N/A	6.00%	N/A
Discount rate applied to liabilities	**6.00%**	**6.85%**	6.00%	7.49%	6.00%	7.64%
Inflation assumption	**2.75%**	**2.25%**	2.50%	2.44%	3.00%	2.44%
Expected healthcare trend rates	**N/A**	**6% pre 65, 7.5% post 65 reducing to 5% after 2005**	N/A	7% pre 65, 9% post 65 reducing to 5% after 2005	N/A	7% pre 65, 10% post 65 reducing to 5% after 2005

The Plan provides benefits to members on the best of three bases. One of the bases is a money purchase underpin in which credited interest is applied to a percentage of members' contributions. The assumption has been determined as 0.5% less than the discount rate and reflects the Plan Trustee's practice in the long term of declaring credited interest broadly in line with fund returns. The discretionary level of credited interest has been treated as a constructive obligation.

27 Post retirement benefits continued

Pension Plans

The assets in the UK Plan and the expected rates of return were:

	Long term expected rate of return %	**Value at 31 March 2002 £ million**	Long term expected rate of return %	Value at 31 March 2001 £ million	Long term expected rate of return %	Value at 31 March 2000 £ million
Equities	**8.25%**	**685**	8.00%	1,476	8.00%	1,563
Bonds	**5.25%**	**1,322**	4.75%	1,050	4.75%	937
Property	**6.75%**	**108**	7.00%	153	6.50%	109
Cash	**4.00%**	**384**	5.00%	–	6.00%	123
Total market value of assets	**5.95%**	**2,499**	6.67%	2,679	6.74%	2,732
Present value of plan liabilities		**(2,506)**		(2,459)		(2,515)
Net pension (liability)/asset before deferred tax		**(7)**		220		217
Deferred tax liability		**–**		(66)		(65)
Net pension (liability)/asset after deferred tax		**(7)**		154		152

The assets in the overseas plans and the expected rates of return were:

	Long term expected rate of return %	**Value at 31 March 2002 £ million**	Long term expected rate of return %	Value at 31 March 2001 £ million	Long term expected rate of return %	Value at 31 March 2000 £ million
Equities	**10.00%**	**89**	10.00%	336	10.00%	306
Bonds	**6.00%**	**71**	6.00%	146	6.00%	133
Other	**9.00%**	**18**	9.00%	60	9.00%	54
Total market value of assets	**8.30%**	**178**	8.81%	542	8.81%	493
Present value of plan liabilities		**(259)**		(524)		(443)
Net pension (liability)/asset before deferred tax		**(81)**		18		50
Deferred tax liability		**(9)**		(20)		(52)
Net pension (liability)/asset after deferred tax		**(90)**		(2)		(2)

Other post retirement benefits			
Present value of plan liabilities and net pension liability before deferred tax	**(38)**	(50)	(50)
Deferred tax asset	**9**	18	18
Net pension liability after deferred tax	**(29)**	(32)	(32)

Analysis of the amount charged to operating profit

	2002 (£ million)				2001 (£ million)			
	UK Pension Plan	**Rest of the world – Pension Plans**	**Post retirement medical plans**	**Total**	UK Pension Plan	Rest of the world – Pension Plans	Post retirement medical plans	Total
Current service cost	**37**	**16**	**1**	**54**	46	16	1	63
Past service cost	**–**	**–**	**–**	**–**	–	2	–	2
(Gain)/loss on settlements	**(2)**	**4**	**(14)**	**(12)**	–	–	–	–
Loss/(gain) on curtailments	**–**	**–**	**–**	**–**	–	1	(9)	(8)
Total operating charge	**35**	**20**	**(13)**	**42**	46	19	(8)	57

27 Post retirement benefits continued

Analysis of the amount credited to other finance income

	2002 (£ million)				2001 (£ million)			
	UK Pension Plan	**Rest of the world – Pension Plans**	**Post retirement medical plans**	**Total**	UK Pension Plan	Rest of the world – Pension Plans	Post retirement medical plans	Total
Expected return on pension scheme assets	**174**	**47**	**–**	**221**	181	50	–	231
Interest on pension scheme liabilities	**(142)**	**(36)**	**(3)**	**(181)**	(147)	(36)	(4)	(187)
Total finance income	**32**	**11**	**(3)**	**40**	34	14	(4)	44
Net income/(cost)	**3**	**9**	**(10)**	**2**	12	5	(4)	13

The net income/(cost) represents the operating charge less net finance income.

Analysis of amount recognised in the consolidated statement of total recognised gains and losses (STRGL)

	2002 (£ million)				2001 (£ million)			
	UK Pension Plan	**Rest of the world – Pension Plans**	**Post retirement medical plans**	**Total**	UK Pension Plan	Rest of the world – Pension Plans	Post retirement medical plans	Total
Actual return less expected return on pension scheme assets (gains)/losses	**218**	**59**	**–**	**277**	139	47	–	186
Experience (gains) and losses arising on the scheme liabilities	**(20)**	**10**	**1**	**(9)**	41	9	1	51
Changes in assumptions underlying the present value of the scheme liabilities (gains)/losses	**52**	**29**	**2**	**83**	(166)	1	1	(164)
Actuarial loss recognised in STRGL	**250**	**98**	**3**	**351**	14	57	2	73

The main element of the amount recognised in the STRGL in both years has resulted from the difference between the actual rate of return and expected rate of return on the plans' assets. For both years, actual investment returns in the UK and US plans fell well below expected investment returns resulting in substantial asset losses.

The second largest element has been the gains and losses resulting from changes in assumptions underlying the present value of the plans' liabilities. These have resulted principally from the changes in assumptions used at each year end for the Plan. At 31 March 2001, the assumed rates of increase in inflation, salary increases and pension increases fell compared with those used at 31 March 2000. These changes resulted in a decrease in the present value of the liabilities at 31 March 2001 compared with those calculated at 31 March 2000, and this gave rise to a gain over the year. The assumptions were all increased at 31 March 2002, resulting in an increase in the present value of liabilities at 31 March 2002 compared with those calculated at 31 March 2001, and this gave rise to a loss over the year.

27 Post retirement benefits continued

Movement in surplus during the year

	2002 (£ million)				2001 (£ million)			
	UK Pension Plan	Rest of the world – Pension Plans	Post retirement medical plans	Total	UK Pension Plan	Rest of the world – Pension Plans	Post retirement medical plans	Total
Surplus/(deficit) at the beginning of the year	220	18	(50)	188	217	50	(50)	217
Movement in year:								
Current service cost	(37)	(16)	(1)	(54)	(46)	(16)	(1)	(63)
Contributions and benefit payments	26	10	5	41	29	17	4	50
Past service costs	–	–	–	–	–	(2)	–	(2)
Settlement gain/(loss)	2	(4)	14	12	–	–	–	–
Curtailment (loss)/gain	–	–	–	–	–	(1)	9	8
Other finance income/(charge)	32	11	(3)	40	34	14	(4)	44
Actuarial loss	(250)	(98)	(3)	(351)	(14)	(57)	(2)	(73)
Foreign exchange	–	(2)	–	(2)	–	13	(6)	7
(Deficit)/surplus at the end of the year	(7)	(81)	(38)	(126)	220	18	(50)	188

The net (deficit) or surplus is analysed by jurisdiction as follows:

	2002 (£ million)				2001 (£ million)			
	UK Pension Plan	Rest of the world – Pension Plans	Post retirement medical plans	Total	UK Pension Plan	Rest of the world – Pension Plans	Post retirement medical plans	Total
Surpluses	–	28	–	28	220	127	–	347
Deficits	(7)	(109)	(38)	(154)	–	(109)	(50)	(159)
Net (deficit)/surplus at the end of the year	(7)	(81)	(38)	(126)	220	18	(50)	188

History of experience gains and losses

	2002				2001			
	UK Pension Plan	Rest of the world – Pension Plans	Post retirement medical plans	Total	UK Pension Plan	Rest of the world – Pension Plans	Post retirement medical plans	Total
Difference between the expected and actual return on scheme assets (gains)/losses:								
amount (£ million)	218	59	–	277	139	47	–	186
percentage of scheme assets (%)	8.7%	33.1%	–	10.3%	5.2%	8.7%	–	5.8%
Experience (gains) and losses on scheme liabilities:								
amount (£ million)	(20)	10	1	(9)	41	9	1	51
percentage of the present value of the scheme liabilities (%)	(0.8)%	3.9%	2.6%	(0.3)%	1.7%	1.7%	2.0%	1.7%
Total amount recognised in statement of total recognised (gains) and losses:								
amount (£ million)	250	98	3	351	14	57	2	73
percentage of the present value of the scheme liabilities (%)	10.0%	37.8%	7.9%	12.5%	0.6%	10.9%	4.0%	2.4%

The assets and liabilities relating to certain of the overseas pension schemes are subject to final adjustment after the separation of the schemes as part of the disposal of the businesses that support them.

28 Other information

a Contingent liabilities

	Group		Company	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
At 31 March	**10**	25	**4,835**	–

Contingent liabilities relate mainly to the cost of legal proceedings, which in the opinion of the Directors, are not expected to have a materially adverse effect on the Group.

The Group is engaged in a number of legal proceedings relating to class shareholder actions, patent and other claims under contracts and in respect of a dispute in relation to the purchase of a shareholding. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the Directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Marconi plc has guaranteed indebtedness and obligations of certain UK subsidiary undertakings including indebtedness related to bond issues, which at 31 March 2002 amounted to £4,835 million (2001 £3,608 million).

At 31 March 2002, the Group had provided third parties with guarantees and performance bonds, the exercise of which is considered to be remote.

b Capital expenditure

	Group		Company	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
Commitments contracted at 31 March	**3**	93	**–**	–

c Operating leases

	Group		Company	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
Charges in the year				
Land and buildings	**39**	37	**–**	–
Other items	**12**	16	**–**	–
	51	53	**–**	–
Amounts payable under operating leases which fall due in the next financial year				
Land and buildings, leases expiring				
Within one year	**3**	11	**–**	–
Between two and five years	**10**	22	**–**	–
After five years	**44**	14	**–**	–
Other items, leases expiring				
Within one year	**3**	3	**–**	–
Between two and five years	**13**	12	**–**	–
After five years	**–**	7	**–**	–
	73	69	**–**	–

d Fees paid to auditors

	Group		Company	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
Audit services	**2**	2	**–**	–
Audit-related services	**4**	4	**–**	–
Tax services and other compliance work	**2**	1	**–**	–
Business support and other services	**3**	2	**–**	–
	11	9	**–**	–

All business support and other services were awarded after a competitive tendering process had been undertaken.

Of the amounts shown above, £9.2 million (2001 £8.4 million) was charged to administrative expenditure and £1.4 million (2001 £ nil) against our disposal programme as a non-operating exceptional item. £5.0 million (2001 £2.4 million) of the amounts charged to administrative expenditure were classified as exceptional items associated with the restructuring of the Group's activities. £0.1 million (2001 £0.8 million) was capitalised as part of the investment in newly acquired subsidiaries.

29 Financial instruments

Treasury policy and the Group's use of financial instruments are dealt with in the Group Financial Management report.
Short-term debtors and creditors have been excluded from all disclosures below except the currency profile.

a Currency and interest rate risk profile of financial liabilities

Financial assets

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the Group's financial assets at 31 March 2002 and 31 March 2001 were:

					Fixed rate		Non-interest bearing
31 March 2002	**Total £ million**	**Floating rate £ million**	**Fixed rate £ million**	**Non-interest bearing £ million**	**Average interest rate %**	**Weighted period years**	**weighted average period years**
Sterling	**278**	**278**	–	–	–	–	–
US dollars	**738**	**738**	–	–	–	–	–
Euro	**255**	**239**	–	**16**	–	–	**1.4**
Other	**119**	**119**	–	–	–	–	–
Total	**1,390**	**1,374**	–	**16**	–	–	**1.4**
Analysed between							
Cash at bank and in hand (note 19)	**1,309**	**1,309**	–	–			
Liquid resources (note 19)	**65**	**65**	–	–			
Long-term debtors and amounts recoverable on contracts	**16**	–	–	**16**			
	1,390	**1,374**	–	**16**			

					Fixed rate		Non-interest bearing
31 March 2001	Total £ million	Floating rate £ million	Fixed rate £ million	Non-interest bearing £ million	Average interest rate %	Weighted period years	weighted average period years
Sterling	241	236	4	1	5.0	0.1	3.2
US dollars	77	44	22	11	5.2	1.0	3.6
Euro	127	120	4	3	3.0	1.0	1.5
Other	91	74	6	11	3.3	0.5	3.8
Total	536	474	36	26	4.6	0.8	3.4
Analysed between							
Cash at bank and in hand (note 19)	259	245	14	–			
Liquid resources (note 19)	251	229	22	–			
Long-term debtors and amounts recoverable on contracts	26	–	–	26			
	536	474	36	26			

29 Financial instruments continued

Financial liabilities

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the Group's financial liabilities at 31 March 2002 and 31 March 2001 were:

31 March 2002	Total £ million	Floating rate £ million	Fixed rate £ million	Non-interest bearing £ million	Fixed rate Average interest rate %	Fixed rate Weighted period years	Non-interest bearing weighted average period years
Sterling	683	680	–	3	–	–	1.9
US dollars	2,662	809	1,830	23	7.2	13.5	2.1
Euro	853	403	447	3	6.4	8.0	1.7
Other	70	70	–	–	–	–	–
Total	4,268	1,962	2,277	29	7.0	12.4	2.1
Analysed between							
Borrowings (note 21)	4,239	1,962	2,277	–			
Long-term trade creditors and payments in advance	29	–	–	29			
	4,268	1,962	2,277	29			
Maturity profile of financial liabilities							
In one year or less, or on demand	2,436						
In more than one year, but no more than two years	25						
In more than two years, but no more than five years	286						
In more than five years	1,521						
	4,268						

31 March 2001	Total £ million	Floating rate £ million	Fixed rate £ million	Non-interest bearing £ million	Fixed rate Average interest rate %	Fixed rate Weighted period years	Non-interest bearing weighted average period years
Sterling	195	147	–	48	–	–	9.2
US dollars	2,172	148	2,024	–	7.3	14.9	–
Euro	1,273	593	674	6	6.2	8.5	1.5
Other	91	76	15	–	10.5	0.4	–
Total	3,731	964	2,713	54	7.0	13.2	8.3
Analysed between							
Borrowings (note 21)	3,677	964	2,713	–			
Long-term trade creditors and payments in advance	54	–	–	54			
	3,731	964	2,713	54			
Maturity profile of financial liabilities							
In one year or less, or on demand	1,407						
In more than one year, but no more than two years	42						
In more than two years, but no more than five years	365						
In more than five years	1,917						
	3,731						

Floating rate borrowings and assets bear interest based on relevant national LIBOR equivalents.

29 Financial instruments continued

b Currency profile

At 31 March 2002 and 31 March 2001, after taking into account the effects of currency swaps and forward foreign exchange contracts, the Group's currency exposures, excluding borrowings treated as hedges, were:

31 March 2002

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operation	**Sterling £ million**	**US dollars £ million**	**Euro £ million**	**Other £ million**	**Total £ million**
Sterling	–	(16)	31	20	35
US dollars	–	–	–	26	26
Euro	17	–	–	15	32
Other	2	3	–	–	5
Total	19	(13)	31	61	98

31 March 2001

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operation	Sterling £ million	US dollars £ million	Euro £ million	Other £ million	Total £ million
Sterling	–	6	1	12	19
US dollars	1	–	1	(16)	(14)
Euro	46	–	–	7	53
Other	7	4	4	–	15
Total	54	10	6	3	73

The Group's net monetary debt and net assets by currency at 31 March 2002 and 31 March 2001 were:

31 March 2002

Functional currency of Group operation	**Net assets before net monetary debt £ million**	**Net monetary debt £ million**	**Net (liabilities)/ assets £ million**
Sterling	(1,244)	(2,928)	(4,172)
US dollars	2,083	52	2,135
Euro	329	17	346
Other	151	(6)	145
Total	1,319	(2,865)	(1,546)

31 March 2001

Functional currency of Group operation	Net assets before net monetary debt £ million	Net monetary debt £ million	Net (liabilities)/ assets £ million
Sterling	1,139	(3,028)	(1,889)
US dollars	6,124	21	6,145
Euro	597	(184)	413
Other	261	24	285
Total	8,121	(3,167)	4,954

29 Financial instruments continued

c Fair values of financial assets and liabilities

The book values and fair values of the Group's financial assets and liabilities at 31 March 2002 and 31 March 2001 were:

	Book value		Fair value	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
Short-term financial liabilities and current portion of long-term borrowings	**(2,436)**	(1,407)	**(2,436)**	(1,407)
Long-term borrowings and long-term financial liabilities	**(1,832)**	(2,324)	**(593)**	(2,257)
Financial assets	**1,390**	536	**1,389**	528
Interest rate swaps	**–**	–	**(1)**	(7)
Forward foreign currency contracts	**–**	–	**–**	6
Tax equalisation swaps	**–**	(25)	**–**	(13)
Equity swaps	**(160)**	(13)	**(160)**	(215)

The fair values of the traded outstanding long-term borrowings have been determined by references available from the markets on which the instruments are traded. Forward foreign currency contracts, interest rate swaps and other fair values have been calculated by discounting cash flows at prevailing interest rates.

The book value of the equity swap reflects the existing provisions in respect of the share option scheme exposures to which the swap relates. The fair value includes accrued interest of £40 million which is fully provided for in the book value. The book and fair values are net of collateral paid of £214 million. This treatment reflects the change in circumstances due to share price movements in the year.

d Gains and losses on hedges

The Group enters into forward foreign exchange contracts to eliminate the currency exposure arising on sales and purchases denominated in foreign currencies as soon as there is a firm contractual commitment. It also uses interest rate swaps to manage its interest rate profile.

An analysis of these unrecognised gains and losses is as follows:

	Gains £ million	Losses £ million	Total net gains/ (losses) £ million
Unrecognised gains and losses on hedges at 1 April 2001	16	(98)	(82)
Gains and losses arising in previous years that were recognised in the year	16	(2)	14
Gains and losses arising before 1 April 2001 that were not recognised in the year	–	(96)	(96)
Gains and losses arising in the year to 31 March 2002 that were not recognised in the year	23	72	95
Unrecognised gains and losses on hedges at 31 March 2002	23	(24)	(1)
Of which:			
Gains and losses expected to be recognised in the year to 31 March 2003	1	(1)	–
Gains and losses expected to be recognised in the year to 31 March 2004 or later	22	(23)	(1)

£8 million of the gains and £2 million of the losses unrecognised at 31 March 2001 were expected to have been recognised in the profit and loss account for the year ended 31 March 2002.

The cumulative aggregate gains and losses which are carried forward in the balance sheet pending their inclusion in the profit and loss account total £nil (2001 £25 million), of which £nil (2001 £8 million) is expected to be included in the profit and loss account in the next accounting period. Aggregate gains of £25 million from previous years were recognised in the profit and loss account for the year.

30 Post balance sheet events

On 3 May 2002, the Group placed £850 million of cash in an arrangement with its bankers that restricted the use of that cash to certain limited purposes until 27 May 2002. After this date, cash can be utilised with five business days' notice.

Statistical Information 1998/2002

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Turnover					
– continuing operations and share of joint ventures	**3,479**	5,181	5,724	4,090	3,768
– discontinued operations	**1,088**	1,761	–	–	394
– total	**4,567**	6,942	5,724	4,090	4,162
Operating (loss)/profit					
– continuing operations, excluding goodwill amortisation and exceptional items (1)	**(463)**	754	750	508	439
– total	**(6,293)**	57	(115)	448	555
(Loss)/profit before taxation					
– continuing operations, excluding goodwill amortisation and exceptional items	**(668)**	653	654	576	513
– total	**(5,664)**	(70)	523	976	794
(Loss)/earnings per share					
– continuing operations, excluding goodwill amortisation and exceptional items (1)	**(23.2)p**	15.1p	16.9p	13.0p	11.1p
– basic	**(210.6)p**	(10.4)p	19.4p	22.4p	17.2p
Equity dividends (2)	**–**	148	142	348	311
Per share	**–**	5.35p	5.20p	13.00p	11.43p
Retained (loss)/profit (3)	**(5,875)**	(435)	380	259	169
Goodwill	**877**	5,395	4,397	1,220	485
Fixed assets	**522**	1,142	758	470	398
Investments	**250**	591	1,626	1,223	1,024
Stocks and contracts in progress	**720**	1,721	946	616	548
Debtors	**1,297**	2,683	2,250	1,432	1,253
Net monetary (debt)/funds (4)	**(2,865)**	(3,167)	(2,145)	624	1,035
	801	8,365	7,832	5,585	4,743
Liabilities	**(2,347)**	(3,411)	(3,186)	(2,161)	(2,026)
	(1,546)	4,954	4,646	3,424	2,717
Financed by					
Equity shareholders' interests	**(1,558)**	4,939	4,630	3,413	2,573
Minority interests	**12**	15	16	11	144
	(1,546)	4,954	4,646	3,424	2,717

Notes

1 Continuing operations, as used in the table above, reflects the historical track record of those businesses, both Group and share of joint ventures, which form part of the Marconi Group as at 31 March 2002. The income received by the Group from its stake in Alstom (formerly GEC Alsthom), which was equity accounted until 30 September 1998, and those businesses previously disposed have been excluded.

2 The dividends per share for the years ended 31 March 1998 and 31 March 1999 reflect the dividends paid under the GEC distribution policy, which is not comparable as Marconi only merged with the non-defence businesses of GEC.

3 The interest, tax and management charges included in the retained profit for the years ended 31 March 1998 and 31 March 1999 reflect the overall historic corporate structure of GEC. These are not necessarily indicative of those which would have been incurred had the MES business been separated prior to 1 April 1997.

4 Net monetary (debt)/funds are as described in note 25 to the accounts.

5 The figures for 2001, but not for prior years, have been adjusted for discontinued operations, FRS 17 and FRS 19.

Information for Shareholders

Shareholding analysis

Classification of shareholders*	Number of holders	Percentage of total holders	Number of shares	Percentage of issued capital
Individuals				
United Kingdom	172,147	80.6	541,732,080	19.4
Foreign	5,435	2.5	21,564,454	0.8
Institutions/Companies				
United Kingdom	35,051	16.4	2,219,289,296	79.5
Foreign	1,068	0.5	10,052,990	0.3
	213,701	100.0	2,792,638,820	100.0
Banks/Nominees	29,506	13.8	1,979,980,434	70.9
Other Companies	5,895	2.8	237,949,704	8.5
Insurance Companies	439	0.2	8,125,083	0.3
Investment Trusts	218	0.1	2,706,864	0.1
Pension Funds	61	0.0	580,201	0.0
Individuals	177,582	83.1	563,296,534	20.2
	213,701	100.0	2,792,638,820	100.0

Shareholding Range*

1 – 100	8,368	3.9	427,946	0.0
101 – 1,000	91,318	42.7	53,788,893	1.9
1,001 – 5,000	87,183	40.8	208,011,482	7.5
5,001 – 25,000	23,022	10.8	229,585,741	8.2
25,001 – 100,000	2,668	1.3	122,052,267	4.4
100,001 – 500,000	675	0.3	154,042,496	5.5
500,001 – 1,000,000	162	0.1	117,229,838	4.2
1,000,001 – 10,000,000	266	0.1	771,191,418	27.6
10,000,001 – and over	39	0.0	1,136,308,739	40.7
	213,701	100.0	2,792,638,820	100.0

* as at 31 March 2002

Financial Calendar

17 May 2002	Preliminary Statement published for the year ended 31 March 2002.
21 June 2002	Annual Report and Accounts or Summary Financial Statement and letter from the Chairman posted to shareholders.
14 November 2002**	Interim Statement published for the 6 months ending 30 September 2002.
10 December 2002**	Interim Statement posted to shareholders.

** provisional dates

UK Taxation

Income tax on dividends

Dividends are normally paid with a tax credit attaching which, together with the dividend, constitutes an individual shareholder's income for tax return purposes. From 6 April 1999 with the abolition of advance corporation tax (ACT) the rate of tax credit is reduced to 10/90ths. However, as a result of a reduction in the rate of tax on dividend income from 6 April 1999 there should be no increase in the income tax borne by UK resident individual shareholders in respect of dividend income. Tax credits will in general no longer be repayable to UK resident individual shareholders whose tax liability is less than the associated tax credit.

Capital gains tax

The market value of GEC ordinary shares at 31 March 1982 depends on the treatment afforded to the capital repayment of 15 pence per 25 pence share made by GEC in November 1982 and the treatment of proceeds received in respect of the Auction or Exercise of Put Warrants in October 1998.

If the capital repayment in November 1982 has been treated as a part disposal for capital gains purposes, the market value is 163.1 pence per ordinary share of 5 pence each; where the November 1982 capital repayment has been treated as a reduction of a shareholder's capital gains cost, the market value is 160.1 pence per ordinary share of 5 pence each. These market values are adjustable for individuals by the indexation allowance which is only available for periods up to 5 April 1998.

The resultant market values will need adjustment for the treatment of proceeds received in respect of the Auction of Put Warrants or the capital element received on Exercise of Put Warrants.

Former GEC shareholders issued with the Securities Package on completion of the merger of Marconi Electronic Systems with British Aerospace plc (now known as BAE SYSTEMS plc), consisting of Marconi plc ordinary shares, BAE SYSTEMS plc ordinary shares and Capital Amortising Loan Stock (CALS) will need to allocate the base cost of one GEC ordinary share to each element of the Securities Package as follows:

Marconi plc	Ordinary shares	82.7690871%
British Aerospace plc	Ordinary shares	15.8827107%
British Aerospace plc	CALS	1.3482022%

Shareholder Services

The Marconi Registrar
Enquiries concerning shareholdings in Marconi such as a change of address, dividend payments and share certificates should be addressed to:

The Marconi Registrar
Computershare Investor Services PLC
P. O. Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

Telephone: +44 (0)870 702 0118
Facsimile: +44 (0)870 703 6116

The Marconi Share Purchase Scheme
The Company has appointed NatWest Stockbrokers Ltd to manage the Marconi Share Purchase Scheme, a facility open to individual Marconi shareholders who wish to acquire additional Marconi shares.

Details can be obtained by writing to or telephoning:

The Marconi Share Purchase Scheme
NatWest Stockbrokers Corporate and Employee Services
55 Mansell Street
London
E1 8AN

Telephone: +44 (0)870 600 2050

American Depository Shares (ADSs)
The Company has appointed The Bank of New York as its Depositary in respect of its ADS programme. The contact details for The Bank of New York are as follows:

The Bank of New York
101 Barclay Street
New York
N.Y. 10286
USA

Telephone: 1 888 269 2377
(US callers – toll free)
+1 (908) 769 9835
Facsimile: +1 (212) 815 4023

ADS holders may obtain a copy of the Company's annual report and accounts from The Bank of New York.

Share price information
The Marconi share and ADS prices are available on the Company's website (www.marconi.com), such share and ADS prices quoted being subject to a 20 minute delay. The share price can also be obtained in the UK on Ceefax, Teletext and the FT Cityline service, telephone number 0906 843 3141 (calls charged at 60 pence per minute).

Individual Savings Account (ISA) and share dealing service
The Company has appointed Barclays Stockbrokers to manage the Company's ISA (limit £7,000 for year ending 5 April 2003) and to provide shareholders and prospective shareholders with a share dealing service.

Details can be obtained by writing to or telephoning:

Barclays Stockbrokers
Client Support Department
Tay House
300 Bath Street
Glasgow
G2 4LH

Telephone: 0845 601 5000 (ISA)
0845 702 3021 (share dealing service)

Calls are charged at local rates, you can only use these numbers if you are calling from the UK. For clients' security all calls may be recorded and randomly monitored.

Barclays Stockbrokers is a member of the London Stock Exchange and regulated by the Securities and Futures Authority.

General enquiries
For enquiries relating to matters not mentioned above, please write to:

The Secretary
Marconi plc
One Bruton Street
London
W1J 6AQ

or telephone during normal office hours on +44 (0)20 7493 8484

Website
Further information about Marconi can be found at www.marconi.com

Unsolicited mail
Marconi, like other companies, is obliged by law to make its share register available upon request to other organisations provided that the organisations concerned pay the appropriate statutory fee. If shareholders wish to restrict the receipt of unsolicited mail they may like to write to:

The Mailing Preference Service
Freepost 22
London
W1E 7EZ

who can help shareholders have their names removed from certain kinds of lists.

Marconi

Marconi plc
One Bruton Street
London W1J 6AQ
www.marconi.com

Telephone:
+44 (0)20 7493 8484




Marconi

Marconi plc

www.marconi.com

28 June 2002

Marconi

Dear Shareholder

You will find enclosed a copy of the Company's Summary Financial Statement / Annual Report and Accounts.

Unfortunately, these make very disappointing reading. During the past financial year our Company has encountered an unprecedented downturn in its major markets. This, together with the debt burden resulting from the cash-funded acquisitions made over the past four years, has resulted in shareholders suffering a very significant loss in value, which I very much regret.

Since the publication of our Preliminary Statement a number of important announcements have been made. On 16 May 2002, we announced our plans to separate our Strategic Communications business, part of Marconi Mobile, and list it on the Milan Stock Exchange. As a consequence of this decision, we have transferred the Strategic Communications, Public Mobile Radio Systems and Private Mobile Radio Systems businesses into Marconi Capital.

On 20 May 2002, we announced the appointment to the Board of Allen Thomas as a non-executive Director. Allen is a dual qualified US/UK lawyer who was a partner of Paul, Weiss, Rifkind, Wharton & Garrison (an international law firm headquartered in New York) for twenty years. He is currently Chairman of Ockham Holdings plc and a non-executive Director of Eidos plc and Penna Consulting plc. Allen led the financial restructuring of Dialog Corporation plc / Bright Station plc in 2000/2001. He was General Counsel to the Municipal Assistance Corporation which was responsible for the financial rescue of New York City after the financial crises that it suffered in the 1970's.

On the same day, we also announced the appointment of Talbot Hughes LLP to lead the financial restructuring process on behalf of the Company. John Talbot and Chris Hughes will report to the Board of Marconi. In 2001, they formed Talbot Hughes LLP as a specialist financial restructuring firm. John Talbot was a partner of Arthur Andersen until 1999 where he ran first its Corporate Recovery business and latterly its Corporate Finance practice. Chris Hughes is a former partner of PricewaterhouseCoopers, where he was a senior partner in the Corporate Recovery practice.

Both these appointments, which have been welcomed by creditors, strengthen the Company's knowledge and experience in the capital restructuring process in which we are now actively involved.

With this additional management resource focused on negotiating a capital restructuring, I believe good progress is being made. I am bound to say, however, that any successful outcome is likely to involve swapping a significant proportion of the debt held by our syndicated lending banks and bondholders for new shares in Marconi. This would lead to a very substantial dilution in value for existing shareholders.

You will see that we have not included the usual Notice of Meeting and Form of Proxy documentation for the Company's Annual General Meeting (AGM). The Board has taken this decision in light of Marconi's continuing capital restructuring process and believes that it would be more appropriate to hold the AGM once a preliminary agreement in this respect has been reached and the impact for shareholders can be assessed.

I will write to you again regarding the arrangements for the AGM as soon as it becomes practical to set a date.

D C Bonham
Chairman

Marconi

Annual Review and Summary Financial Statement 2001/02











Group Key Figures £m	Year ended 31 March 2002	2001
Group Sales*	**4,567**	6,942
Group Operating (Loss)/profit* before exceptional items and goodwill amortisation	**(463)**	754
Exceptional Items	**(4,383)**	(50)
Pre-Tax Loss	**(5,664)**	(70)
Loss per share (pence)	**(210.6)**	(10.4)

* Includes the Group's share of joint ventures but excludes the Group's share of associates

2001/02 Group Sales by Division £m

1 Core 3,100
2 Capital 908
3 Medical 584



1
2
3

Group Sales £4,567m

excluding intra-Group sales of £25m

2001/02 Group Sales by Geography £m

1 Europe, Middle East & Africa 2,456
2 North America 1,523
3 Central & Latin America 237
4 Asia Pacific 351



1
2
3
4

Group Sales £4,567m

2001/02 Group Operating Profit by Division £m



Core
Capital
Medical
19
14
(496)

Group Operating Loss £463m

before exceptional items and goodwill amortisation



I am reporting on a period of rapid and unprecedented deterioration in the global telecommunications market that has had an adverse impact on the financial position of Marconi.

All equipment suppliers have suffered from substantial declines in demand as network investments by the world's telecommunications service providers, our key customers, have been severely curtailed. Sales in our core telecommunications business in 2001/02 declined by 34 per cent compared with the previous financial year, resulting in a significant operating loss.

I have, therefore, to report an extremely disappointing set of results for the year ended 31 March 2002. At Group level (including joint ventures), on sales of £4,567 million, Marconi suffered an operating loss before exceptional items and goodwill amortisation of £463 million. Exceptional write-offs and provisions of £5,216 million were offset, to some extent, by exceptional gains of £667 million generated from disposals of businesses and fixed assets, and the reversal of share options provisions. After net interest payable of £238 million, the overall pre-tax loss for the year was £5,664 million. Given this result, the Board is unable to recommend the payment of a dividend for the year.

"I am reporting on a period of rapid and unprecedented deterioration in the global telecommunications market that has had an adverse impact on the financial position of Marconi."

For Marconi, the impact of these extreme market conditions has been compounded by the financing costs relating to the acquisitions made during the past four years. Acquisitions totalling £5,492 million were paid for in cash, which created most of the current debt burden being carried by the Company. In light of reduced market demand, the trading and cash flow performances of these acquired businesses have been running at levels well below those that underpinned their valuations at the time of acquisition.

John Mayo resigned from the Board on 6 July 2001. Sir Roger Hurn and Lord Simpson resigned on 4 September 2001. At that time, I accepted the invitation of the Board to become Interim Chairman, Mike Parton was appointed Chief Executive and Mike Donovan became Chief Operating Officer. Steve Hare had joined the Board as Chief Financial Officer on 10 April 2001. Baroness Dunn and Rob Meakin both resigned from the Board in 2002. We are currently looking to appoint some new Board members to achieve a more appropriate balance of skills and experience. Notwithstanding an increasingly hostile trading environment, the new management team has made real progress in stabilising the performance of the Company in line with the Operational Review they presented on 4 September 2001.

Planned disposals of non-core businesses and property generated cash proceeds of £1,559 million during 2001/02. Operating costs in the core telecommunications equipment business have been reduced to a level that is consistent with a cost run-rate of £1 billion as we entered the current financial year. As a result of these actions and improvements to the management of our supply chain, £204 million of operating cash flow was generated in the final quarter, by far the best performance seen during the year. These actions and our re-purchase of Marconi bonds produced a year end net debt figure of £2,865 million, some £1.4 billion below the 30 September 2001 figure and well within our announced target range.

Against a background of further market deterioration early in calendar 2002, the Board announced on 22 March that it had decided not to proceed with new banking facilities to re-finance the Company's existing syndicated loan facilities. As a result of this decision, the undrawn commitments under these facilities were cancelled and the drawn portion of the €4.5 billion facility which matures in March 2003 was placed on demand.

We have subsequently developed a revised business plan that rigorously reviews the conditions in each of our markets and the competitive position of each of our product lines. The plan demonstrates a restructured core telecommunications business that is sustainable and that will generate both operating profit (before exceptionals and goodwill amortisation) and operating cash flow (after net capital expenditure) in the early stages of the 5 year plan period. This plan has been presented to representatives from our syndicated lending banks and bondholders and is currently being reviewed by them and their advisers. We aim to reach an agreement, as soon as possible, on a financial restructuring proposal that is acceptable to our shareholders, bondholders, bankers and other creditors. This agreement could result in a dilution of value for existing shareholders.

This trading environment has put huge pressure on the executive management team at Marconi and caused upset and uncertainty for all staff including the many who left the Group during the year. I would like to thank all those who have contributed in their different ways during a most traumatic period. While we see no early recovery in our markets, we are taking decisive actions to deal with the hostile environment, and hope for continuing support as we look to secure a more certain future for investors, employees, customers and suppliers.

Derek Bonham
Chairman



The financial year to March 2002 has, without doubt, been the most difficult in the history of our industry and our Company as the previous strong growth trends reversed sharply. After an extremely disappointing first half operating performance, we have taken further, more radical action since September to reduce our cost base and our debt burden and re-organise the business to compete in a drastically changed market environment.

Market Conditions

Trading conditions in our industry continued to deteriorate throughout the year. The high levels of telecoms operators' capital investment in the latter part of the 1990s proved unsustainable. The combination of a growing number of operators competing for the same customers, overly optimistic expectations for demand growth and technological improvements contributed to an oversupply of bandwidth. As a result, in calendar year 2001, capital expenditure among wireline operators globally fell significantly as these operators focused on their own profitability and cash generation.

Operational Performance

Every competitor in our industry has been affected by the rapid turnaround in demand for telecoms equipment. The speed of this decline was far greater than anticipated and has meant that our sales fell faster than we could reduce our cost of sales and operating expenses. On 18 July 2001 we announced a comprehensive Operational Review focused on reducing our cost base to lower the level of sales required for the business to break even. The outcomes of the review were announced on 4 September, and were based on two main challenging objectives for the end of the financial year:

- to reduce our Group net debt from £4.3 billion at the end of August 2001 to between £2.7 billion and £3.2 billion; and
- to reduce our operating cost base to an annual run rate of £1 billion from £1.4 billion one year previously.

Business Disposals

A major part of our debt reduction programme was the disposal of non-core businesses which we completed during the year. The major disposals included Medical Systems in October 2001, Commerce Systems and Data Systems in February 2002, and our 50 per cent stake in General Domestic Appliances in March 2002. Additionally, we exchanged our optical components business for an approximate ten per cent interest in Bookham Technology in February 2002.

We continue to manage all assets in our Capital division for value, and ultimately for disposal.

Debt Reduction

Through the combination of disposal proceeds, positive operating cash flow before exceptional items in the final seven months of the year and the re-purchase of some of our bonds, we reduced Group net debt to the lower end of our target range by March 2002.

Reduced Operating Costs

Our operating costs relate to Research and Development, Sales and Marketing, and General and Administration. When compared with the 2001 financial year, Core Research and Development costs increased by 5 per cent. We had increased the R&D run-rate throughout the previous year as our business grew and have progressively realigned investment to our lower sales volumes during the year. As a result of the time it takes to scale back previously committed R&D projects, however, this has not resulted in overall year on year savings but we do expect to see the benefits of this strategy during the current financial year. The increased investment in 2002 was mainly concentrated in Optical Networks and Broadband Switching, reflecting the development and launch of key products during the year including our Ultra Long Haul and Metropolitan DWDM ranges and our new multi-service core switch, the BXR

48000. Balanced against this increase, we scaled back investment on Access products as we shift our focus away from older legacy technology and onto the higher margin products in our portfolio such as our Access Hub, and Fixed Wireless Access platforms.

In both Sales and Marketing and General and Administration, on the other hand, we achieved substantial cost reductions during the year mainly as a result of reducing the number of employees.

In addition to reducing operating costs, we have taken significant actions during the year to reduce our cost of goods sold, which includes the costs of production and distribution. The steps we have taken during the year include completing the outsourcing of four major facilities and transferring 1,900 employees to Jabil Circuit, rationalising facilities in the global supply chain and the Outside Plant and Power business, reducing product costs by taking advantage of lower market prices for components and more efficiently utilising our field service teams. While many of these actions were well underway by the end of last year, much of the financial benefit will only begin to appear in the current year.

Overall, despite the significant operating loss reported for the year as a whole, I am able to report that we have made substantial progress in restoring the Company's operational performance since 4 September, and that we achieved both of the main objectives announced on that date.

Business Plan and Debt Restructuring Discussions

In November, as a complement to our Operational Review, we engaged LEK, an independent strategic consulting firm, to undertake an extensive strategic review of the business in the light of the changed market circumstances. This additional strategic analysis was completed in April 2002 and forms the strategic backdrop to the new business plan, which we have developed in recent weeks in light of our revised view of an extended market downturn. The plan aims to ensure that the business will be robust in a continuing period of constrained demand for telecoms equipment through calendar year 2002 and into 2003 and demonstrates that our Core business can generate operating cash flow (after capital expenditure) in each of the 5 years of the plan and return to operating profit (before exceptionals and goodwill amortisation) in the early stages. This plan, which is currently under review by independent accountants forms the basis of the ongoing discussions with our banks and representatives of our bondholders, which the Board expect will lead to a successful financial restructuring.

Customers

Our ten largest customers accounted for one-third of Core sales with BT representing 13 per cent, down from 18 per cent in the previous year. For Marconi, this group represents a strong and well diversified incumbent customer base, with five North American companies and five European. The list includes leading telecoms operators such as BT, Bell South, Qwest, SBC, Sprint, Verizon, Telecom Italia and Vodafone. We have been well supported by our customers during a very difficult year and independent industry analysis shows that, in our main field of Optical Networks in Europe, we have maintained our market share position.

Employees

This has been a traumatic year for Marconi employees. To achieve the necessary cost reductions we have had to take the regrettable action to substantially reduce the size of our workforce. Where possible, we have done this through voluntary redundancies and offered leavers outplacement support and counselling. However, reducing our workforce has caused great uncertainty for the people who remain part of Marconi, and I am grateful for their continued dedication to our customers and our business in such trying circumstances.

Mike Parton

Mike Parton
Chief Executive

Introduction

Management has prepared this Financial Review to be read in conjunction with the Group's Summary Financial Statement and notes for the year ended 31 March 2002.

Unless otherwise stated, references to "Group" in the trading section of this Financial Review refer to the Marconi Group including its share of joint ventures, but excluding its share of results of associates.

All prior year comparatives have been restated to include the impact of the Group's adoption of FRS17 for pension accounting as if the standard had always been adopted by the Group.

Group Sales

Group sales for the twelve months to 31 March amounted to £4,567 million, representing a decrease of 34 per cent (2001 £6,942 million). This decrease, observed across all major geographic zones, was mainly a result of reduced demand in the global market for telecommunications equipment and services resulting in lower sales in Marconi's Core business and the disposal of Marconi's Medical Systems business and the majority of businesses in the Group's Capital division during the year.

Group Gross Profit and Operating Profit/(Loss)

Gross profit before exceptional items at Group level was £1,124 million, representing a gross margin of 25 per cent (2001 36 per cent). This decrease was primarily due to the reduction in sales volumes in the Core business and the resulting under-utilisation of resources in the services activity and supply chain. The disposal of Capital businesses during the year also contributed to the decrease in gross profit.

This decline in gross profit was partially offset by reductions in operating expenses achieved during the year. Nevertheless, the Group reported an operating loss before goodwill amortisation and exceptional items of £463 million. This compares to an operating profit before goodwill amortisation and exceptional items of £754 million in the corresponding period last year.

Divisional Analysis

Core
A full discussion on the operating performance of the Group's Core business can be found under Review of Operations on page 12 of this Summary Financial Statement.

Medical and Capital
The Group completed a number of significant disposals during 2001/02 including the sale of its Medical Systems business and the majority of the non-core businesses managed within Capital.

As a result of these disposals, Medical Systems, Commerce Systems and Data Systems are reported as discontinued activities in the Group's statutory accounts. However, for the purposes of this management commentary and to ensure consistency with previous management reports, the results of Commerce Systems and Data Systems have been identified within Capital until disposal. Also, for the purposes of this report, the results of the Group's 50 per cent stake in General Domestic Appliances have been included in Capital until the date of disposal. However, in the statutory P&L account, these results are included under the Group's share of joint ventures.

Capital contributed sales of £908 million during the year, a 25 per cent decrease compared to last year (2001 £1,204 million). This comprises £504 million of discontinued activities (2001 £649 million) and £404 million of sales (2001 £555 million) relating to GDA, Marconi Optical Components and the continuing Capital businesses. The main reason for this decline is the impact of disposals completed during 2000/01 including Avery Berkel, Woods and Marconi's share in Comstar. Medical Systems contributed sales of £584 million (2001 £1,112 million) and an operating profit of £19 million (2001 £95 million).

Other Financial Items

Exceptional Items

The Group recorded substantial exceptional operating costs during the year, totalling £5,216 million. These were partially off-set by exceptional non-operating income of £667 million.

Operating Exceptionals

In line with its accounting policies, the Group reassessed the carrying values of goodwill, fixed assets, inventory and debtors. As a consequence of the more uncertain sales outlook and more conservative assessment of future growth prospects of acquired businesses, the Group has recorded an exceptional charge of £3,831 million to write down goodwill and tangible fixed assets. The goodwill impairment relates primarily to Fore Systems, Reltec Corporation, Metapath Software International (MSI), Mariposa Technology, ipsaris (formerly Fibreway), Systems Management Specialists (SMS) and Albany Partnership (APT).

The Group also incurred exceptional charges of £150 million to increase doubtful debt provisions and recorded a £672 million increase in provisions for slow moving and obsolete inventory and related charges. Other exceptional charges totalled £563 million and related primarily to the Group's reorganisation and ongoing rationalisation.

Disposals

Business	Net Proceeds £m	Acquired by	Completed
Medical Systems	729	Royal Philips Electronics	October 2001
Commerce Systems	225	Danaher Corp.	February 2002
Data Systems	283	Danaher Corp.	February 2002
GDA (50%)	113	Merloni	March 2002
Surplus Properties	116	Various	Various
Other Non-Core Assets	93	Various	Various
Total Cash Disposals	**1,559**		
ipsaris	71.9% stake in Easynet (49.9% voting rights)	Easynet Group	July 2001
Marconi Optical Components	9.9% stake in Bookham Technology	Bookham Technology	March 2002

Net Debt Composition

£billion	31.03.02
Bonds (€ and US$ maturing 2005, 2010, 2030)	(1.77)
Syndicate Bank Credit (€4.5 billion facility[1])	(2.21)
Bilateral Bank Credit and Debentures	(0.26)
Gross Debt	**(4.24)**
Cash and Liquid Resources	1.37
Net Debt	**(2.87)**

1) Headroom under £4.5 billion facility and entire £3 billion facility cancelled
Outstanding syndicate drawings placed on demand
2) Certain restrictions apply to £850 million of £1.4 billion cash as part of restructuring process

Non-operating Exceptionals
The non-operating exceptional income of £677 million related mainly to gains on disposal of subsidiaries and other fixed assets (£576 million) and the release of provisions relating to share options (£291 million). The £576 million gain on disposals was partially off-set by a £200 million write down of the value of some of the Group's investments.

Capital Expenditure and Financial Investment
Net capital expenditure and financial investment amounted to £196 million (2001 £34 million).

In line with the Group's previously stated target spend of £360 million, capital expenditure amounted to £361 million. Asset sales generated £173 million including the sale of the Group's car fleet, certain manufacturing facilities and other properties. As a result, net capital expenditure reduced to £188 million (2001 £561 million), representing 4 per cent of sales (2001 8 per cent).

Capital expenditure in the Core business amounted to £217 million or £47 million net of the sale of assets. This was a significant reduction compared to the previous year (2001 £328 million net) and was well below the level of depreciation in the Core of approximately £200 million. This represents under 2 per cent of Core sales (2001 7 per cent) and includes equipment for participation in technology trials with key customers and test equipment which supports on-going research and development activity, the purchase of software licences as part of the Group's implementation of a new information system and spend related to site and facility developments.

Net capital expenditure in Capital increased to £134 million largely as a result of fixed asset investment in ipsaris and Marconi Optical Components in the first half of the year prior to disposal. Net capital expenditure in Medical amounted to £7 million.

Net financial investments during the year amounted to £8 million.

Net Interest Payable and Finance Income
In the twelve months to 31 March 2002, the Group's net interest charge to the Profit and Loss Account, was £238 million (2001 £150 million). The interest charge increased as a function of the Group's higher net debt position.

Net finance income of £200 million (2001 £41 million) includes the exceptional gain of £166 million, which relates to the total of the Group's bond repurchases completed during the year.

Following the Group's adoption of accounting standard FRS17 "Retirement benefits", net finance income has been introduced as a separate category from net interest payable. This item includes the expected returns on pension scheme assets partially off-set by an expense in relation to the discounting of scheme liabilities.

Taxation
The tax credit on loss from ordinary activities was £21 million in the reporting period compared with a charge of £195 million in the corresponding period last year. The net tax charge on exceptional items was £231 million.

The Group paid £13 million in relation to tax, after hedging. This comprised £110 million net tax repayments offset by payments of £123 million related to tax on foreign exchange rate movements. For the year ended 31 March 2001 the comparable amounts were £137 million of tax payments and £33 million of receipts related to tax on foreign exchange rate movements.

During the year, the Group adopted accounting standard FRS19 "Deferred taxation". This change in policy does not have a material effect on our financial position and no prior period adjustment is necessary.

Deferred tax assets of £596 million (2001 £147 million) have not been recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Goodwill Amortisation
The total Group goodwill amortisation charge for the year decreased to £433 million (2001 £673 million) of which £350 million was incurred in the first half and £83 million in the second half. This decrease is a result of the reduced carrying value of goodwill following the exceptional goodwill impairment discussed under "Operating Exceptionals" above. The £877 million of Group goodwill remaining on the balance sheet after the exceptional write-down will be amortised over an average period of 7 years.

Earnings Per Share
Basic and diluted loss per share was 210.6 pence (2001 10.4 pence). The loss per share excluding exceptional items and goodwill amortisation was 23.2 pence compared to earnings per share of 15.1 pence last year.

Balance Sheet

As at 31 March 2002, on a consolidated basis, the Group had net current liabilities of £662 million, including drawings of approximately £2.2 billion under the Group's bank credit facility which has been placed on demand in the context of the Group's ongoing restructuring discussions discussed above, and around £260 million drawn under bilateral and debenture arrangements.

As at 31 March 2002, net liabilities before net retirement benefit deficits stood at £1,420 million compared to net assets before net retirement benefit surpluses of £4,834 million at 31 March 2001. The main contributing factor to this decrease is the write-down of goodwill and other operating and non-operating exceptionals offset by the release of provisions for shares to be issued and the gains on disposals of businesses, investments, land, property and other assets; these items are discussed above. Other contributing factors include the Group's operating loss, interest costs and currency movements.

As at 31 March 2002, the Company has net assets of £671 million.

Working Capital
Stocks and contracts in progress reduced by £1 billion during the year to 31 March 2002. Of this reduction, approximately £750 million relates to the Core business and £250 million to disposed businesses. In the Core, stocks and contracts in progress were reduced by approximately £540 million as a result of net provision movements. The balance of the reduction was achieved through normal trading following the Group's improved management of the supply chain process and better integrated planning between sales and operations.

Group debtors decreased by approximately £1.4 billion during the year to 31 March 2002. This reduction is driven equally by reductions in the Core business and as a result of disposals. In the Core business, the main driver of the reduction in debtors is the reduced trading volumes experienced during the year. Net debtor provision movements accounted for approximately £100 million. During the first half of the year, debtor days increased from 95 days net in March 2001 to 112 days net in September 2001. This was mainly the result of difficult trading conditions. During the second half, the Group focused on cash collection and made significant improvements in the management of overdue debts, leading to a reduction in debtor days to 100 days net by March 2002. The increase year on year is due to the negative impact of a higher proportion of Southern European sales where payment terms are typically above average.

Trade, other creditors and accruals have reduced by approximately £1.1 billion during the year. Approximately £750 million of this reduction is a result of disposals. The reduction in the Core of approximately £400 million is mainly due to the reduced trading volumes experienced during the year. Creditor days have reduced to 61 days in March 2002 from 90 days in March 2001. This is mainly due to the increased proportion of out-sourced manufacturing in Europe and North America where payment terms stand at 30 days.

Provisions
Provisions for liabilities and charges decreased by £209 million to £505 million during the year.

Of the decrease £263 million relates to movements in share option provisions, £214 million of which is in respect of cash paid to collateralise the Group's obligations under the previously disclosed hedging arrangements and £44 million to the release of provisions, disclosed as a non-operating exceptional item. The balance of the movement relates to £5 million of provisions released against share options issued to employees at the time of previous acquisitions.

Reorganisation and restructuring provisions increased, after amounts spent in the period, by a net £50 million. Other provisions decreased by a net £14 million. The majority of the Group's rationalisation programmes are treated on a cash basis, with costs charged to the profit and loss account as the cost is incurred. However, provisions for restructuring have been created to cover those parts of the Group's rationalisation programme, mainly in Germany and the UK, where as at 31 March 2002, individuals had been identified to leave the Group during the course of the current financial year.

Cash Flow

Net debt decreased by £302 million during the year to 31 March 2002.

For analytical purposes, the Group defines operating cash flow as operating cash flow before exceptional items and after capital expenditure. After net capital expenditure of £188 million, the Group incurred an operating cash outflow of £178 million for the twelve months to March 2002. This was predominantly driven by the Group's operating loss before goodwill amortisation of £463 million offset by an improvement in working capital of £239 million. Following a £470 million operating cash outflow after capital expenditure during the first half of the year, the Group generated positive operating cash flow of £292 million during the second half, including £116 million proceeds from the sale of properties. This sequential improvement results mainly from the Group's increased focus on cash collection from debtors and improved management of overdue debt as well as from increased utilisation of inventory.

Financial investments represented a cash outflow of £8 million and included £214 million of collateral payments paid under the Group's share option related hedging arrangements, £24 million purchase of shares to satisfy the Group's obligations under option schemes relating to various previously acquired companies, and other fixed asset investments of approximately £70 million including the Group's investment in Confirmant, a venture with Oxford GlycoSciences. This was offset by some £320 million proceeds from the sale of the Group's remaining share in Alstom and other smaller financial investments including Lagardère and Lottomatica.

Cash flows relating to acquisitions and disposals amounted to a positive £1,025 million. This comprises approximately £1.4 billion net cash proceeds from the disposal of businesses including Medical, Commerce and Data Systems and the Group's 50 per cent stake in GDA, which were offset by cash outflows relating to the demerger of ipsaris into Easynet, the creation of Ultramast, a joint venture with Railtrack and other smaller acquisitions.

The Group incurred exceptional operating cash costs of £368 million during the year relating mainly to restructuring and rationalisation including costs associated with the Group's manufacturing outsourcing programme, and the implementation of a new information technology system. As previously announced, management has decided to cease further spend on this implementation project. Further exceptional cash costs will be incurred during the current financial year as the Group continues to implement its cost reduction programmes.

Other cash flows relate primarily to interest, dividends and tax.

Group Financial Management

The Group funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets.

The Group's gross borrowings as at 31 March 2002 were £4,239 million (31 March 2001 £3,677 million) and reflected operating cash outflows and financing transactions in the first half of the year, offset by debt reductions from disposal proceeds.

Marconi's net debt amounted to £2,865 million at 31 March 2002, and decreased from £3,167 million at 31 March 2001.

At 31 March 2002, the Group's cash and liquid resources totalled £1,374 million, of which £278 million was denominated in sterling, £738 million in US dollars, £239 million in euro and the balance of £119 million in other currencies.

At 31 March 2001, Marconi had €7.0 billion of bank facilities, €4.5 billion maturing in March 2003 and €2.5 billion maturing in June 2002. In May 2001, the €2.5 billion facility was replaced by a new €3.0 billion facility, with the total facility outstanding rising to €7.5 billion.

Discussions commenced in October 2001 with the Group's syndicate banks on replacing the existing facilities with a new facility, which would mature in June 2005. The intention of the Group was to secure the medium-term financing required beyond the current market downturn.

On 22 March 2002, Marconi announced that in the light of the Group's revised market outlook, it had decided not to proceed with the new bank facility it had been negotiating with its lending banks to refinance its two existing syndicated loan facilities. The Group further announced that as a result of this decision, it had agreed to cancel the undrawn commitments under these facilities and to place on demand the drawn portion of the €4.5 billion facility, which matures in March 2003. The Group now has a single facility with total commitment of €3.6 billion and this was fully drawn as at 31 March 2002.

In recent weeks, Marconi has developed a revised business plan which has been presented to representatives of the Group's lending banks and bondholders. The plan, currently being reviewed by independent accountants, demonstrates a sustainable Core business which generates operating cash flow and returns to operating profit in the early stages of the 5-year plan. In parallel, Marconi continues discussions with representatives of its syndicated lending banks and bondholders in order to reach an agreement, as rapidly as possible, on a financial restructuring proposal that is acceptable to all stakeholders. As part of this process, the Marconi Board has agreed that it will accept certain restrictions on financial and corporate activities while it continues its restructuring negotiations with the bank syndicate and bondholders. On 25 April 2002, the Group agreed that certain restrictions will apply to £850 million of its cash and liquid resources balances which will continue to be held with banks independent of the bank syndicate.

Currently, these restrictions will expire on 27 May 2002, after which date, the cash can be utilised with five businesses days' notice. In addition, the Group has agreed to increase the margin above LIBOR on its syndicated loan facility to 225 basis points per annum with effect from 1 April 2002. If the current levels of drawings were outstanding for the current financial year, the interest charge would increase by £46 million.

In December 2001 and January 2002, Marconi reduced the total bond debt outstanding through the repurchase by Ancrane Limited of sterling equivalent of £375 million of principal of bonds at 53 per cent of face value, plus fees and accrued interest, funded from the Group's cash resources.

Going Concern

As discussed in Group Financial Management above, Marconi is discussing its appropriate capital structure with its lending banks and representatives of its bondholders. There is no guarantee that these negotiations will reach a satisfactory conclusion. However, in the light of the information currently available to them, the Directors believe that the Group's banks and bondholders will support it in achieving an appropriate capital structure. On this basis, the Directors consider it appropriate to prepare the accounts on a going concern basis. Should the Group's banks and bondholders not support the Group in this respect, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. Furthermore, contingent liabilities would crystallise, resulting in additional liabilities in the Company balance sheet. It is not practicable to quantify these possible adjustments.





In September 2001, as a result of the Group's Operational Review, Marconi reorganised its operations into two main reporting divisions. All businesses relating to the Group's network communications business remained in the "Core" whilst non-core activities were transferred to Capital. The Group manages the businesses in its Capital division for value and ultimately disposal.

This Review of Operations concentrates on a discussion of the Group's Core business. A discussion on Capital and the disposals completed during the year is contained in the Financial Review on page 6 of this Summary Financial Statement.

Core Business Review

Core - Order Backlog, Orders Received and Sales

The Order Backlog in the Core business fell from approximately £2.1 billion at March 2001 to approximately £1.7 billion at March 2002 as the level of sales recorded during the period was higher than the level of new orders, a reflection of the difficult market conditions. At March 2002, Network Services accounted for over 40 per cent of the order backlog, Network Equipment for approximately 24 per cent and the balance related to Mobile. The decline in order backlog for Network Equipment was more marked than the decline in Network Services which remains more resilient as a result of its long-term maintenance and turnkey project contracts. The order backlog in Mobile remained stable year on year.

Orders received by the Core business totalled £2,833 million (2001 £4,452 million), an overall decrease of 36 per cent whilst sales were £3,100 million (2001 £4,665 million), an overall decrease of 34 per cent. The comparable declines in orders received and sales respectively reflects a general reduction in the sales cycle (time from customer order to shipment) in the telecoms industry as operators focus on short payback on investments. In Optical Networks in particular, the sales cycle has reduced significantly due to the absence of orders for major new network build projects and the increased proportion of short-term network in-fill orders. As a result of the reduced sales cycle, the overall decline in trading volumes and the subsequent consumption of the order backlog, the book to bill ratio in the Core remained below one throughout most of the year.

The level of decline broadly reflects the overall reduction of capital expenditure in the telecoms industry during the period as well as other factors that have contributed to the industry-wide market downturn, namely the decline of many CLEC and Pan-European service providers. The percentage decrease in Network Equipment sales was greater than in Network Services, the latter benefiting from areas where demand has remained more resilient including maintenance activities as well as wireless and managed services. Network Equipment was worst affected in its largest market, the United Kingdom, mainly as a result of substantial reductions in capital expenditure by many of the UK second operators and lower sales to BT.

Major new Network Equipment orders awarded to Marconi during the year include DWDM contracts with BT, Telecom Italia, Fibernet (Germany), Omnitel-Vodafone (Italy) and China Railcom, the Group's first contract for its new Ultra Long Haul DWDM equipment with Amcom (Australia), High Density DSLAM contracts with Telecom Italia, Telkom South Africa and Wind (Italy) and continued orders for broadband ATM switches from the US Federal Government.

The Core business serves a strong global customer base of predominantly incumbent operators. The ten largest customers of Network Equipment and Network Services during the year were BT (UK), Bell South (USA), Metro City Carriers (Germany), Qwest (USA), SBC (USA), Sprint (USA), Telecom Italia (Italy), UK Ministry of Defence (UK), Verizon (USA), Vodafone (UK - Germany – Italy). This group of customers accounted for 33 per cent of Core sales in 2001/02. BT remains the Group's largest customer and accounted for 13 per cent of Core sales in 2001/02 (2001 18 per cent).

On a geographic basis, EMEA (Europe, Middle East and Africa) and North America (NAM) are the Group's main markets. The majority of the Group's product sales in the EMEA region relate to Optical Networks. In NAM, product sales are driven by Access (including Outside Plant and Power) and Broadband Switching. Marconi offers network services to its customers world-wide. EMEA accounts for over 50 per cent of Network Services sales with NAM representing about one-third of Network Services sales.



Sales in EMEA declined by 34 per cent and in NAM by 37 per cent, while Central and Latin America (CALA) and Asia Pacific decreased sales by 2 per cent and 25 per cent respectively. EMEA remained the largest market for the Core business, contributing 60 per cent of total Core sales (2001 61 per cent). NAM represented 26 per cent of Core business sales (2001 28 per cent), while CALA and Asia Pacific contributed 7 per cent (2001 4 per cent) and 7 per cent (2001 7 per cent) respectively.

Core - Operating Loss

The Core business recorded an operating loss before goodwill amortisation and exceptional items of £496 million during the year (2001 operating profit before goodwill amortisation and exceptional items of £548 million). This substantial decline was driven by a significant drop in gross margins caused by the decline in sales volumes and the Group's inability to restructure its cost base sufficiently rapidly within the year to offset the speed of the sales decline. The operating performance year on year declined across all major product segments but was most marked in Network Equipment.

	Year ended 31 March	
Core £m	**2002**	2001
Order Backlog	**1,679**	2,074
Orders Received	**2,833**	4,452
Sales	**3,100**	4,665
Gross Profit	**699**	1,794
Operating (Loss)/profit before exceptional items and goodwill amortisation	**(496)**	548

Core Sales by Geographic Destination %

1 EMEA	60
2 NAM	26
3 CALA	6
4 APAC	8


1
2
3
4

Core Sales by Segment £m

1 Network Equipment	1,762
2 Network Services	969
3 Mobile	369


1
2
3

Core Sales £3,100m

In September 2001, management targeted to exit the year to March 2002 with an operating expense run-rate in the Core business of £1 billion compared to £1.4 billion one year earlier. The Group achieved this target as a result of its ongoing cost saving measures. Research and development expenses increased year on year, mainly as a result of product launch costs in Broadband Switching and Optical Networks but this increase was more than offset by reduced sales & marketing and general & administration expenses. Marconi began to target cost savings from July 2001 and implemented the necessary actions progressively during the year to achieve its targeted run-rate by the end of March 2002. Due to the time required to achieve certain of these actions, the Group was unable to generate sufficient savings within the year to compensate the decline in sales volumes. This led to a higher percentage of operating expenses relative to sales than in the previous year.

The Group operating loss also includes central and other costs, mainly related to the UK and regional head offices. These amounted to £64 million compared to £15 million in the previous year. In 2000/01 these costs were largely offset by income from the sale of trademarks, the successful settlement of a legal claim and the release of provisions no longer required against insurance-related liabilities.





Segmental Analysis

Network Equipment
£m

	2001/02	2000/01
Sales	**1,762**	3,318
Operating (Loss)/profit before exceptional items and goodwill amortisation	**(461)**	448

Network Services
£m

	2001/02	2000/01
Sales	**969**	1,016
Operating Profit before exceptional items and goodwill amortisation	**35**	102

Mobile
£m

	2001/02	2000/01
Sales	**369**	331
Operating (Loss)/profit before exceptional items and goodwill amortisation	**(6)**	13

Network Equipment

Sales in the Network Equipment business were £1,762 million, a decline of 47 per cent compared to the previous year. Sales declined across all major product areas as a result of the general decline in demand for telecommunications equipment as the majority of telecom operators have significantly reduced their capital spending budgets in order to focus on profitability and cash generation.

Network Equipment incurred an operating loss of £461 million during the year (2001 operating profit £448 million). This decline was driven by the substantially reduced gross margin in the business. This resulted from the decline in sales recorded during the year, which led to under-recovery of costs in the supply chain. Contractual annual price reductions under existing frame contracts, some price erosion on new Optical Networks orders and issues relating to business mix also contributed to the decline but to a much lesser extent.

Optical Networks

Optical Networks comprises Marconi's range of SDH, DWDM and SONET transmission equipment as well as its network management systems.

Sales in this predominantly European business decreased by 48 per cent to £737 million (2001 £1,408 million). The main driver of this decline was the strong fall in sales of SDH equipment, which accounted for around 85 per cent of total Optical Networks sales during 2001/02 and a higher proportion of 2000/01 sales.





The underlying decline was broadly in line with the overall market trend in SDH, but was exacerbated by the phasing of capital expenditure of Marconi's major incumbent customers, who have decreased spend more rapidly and ahead of other operators. Spending by some, mainly continental European operators remained more resilient during the year but this benefited some of the Group's competitors more than Marconi itself, due to their existing incumbent relationships with this group of operators.

Despite this substantial decrease in sales, Marconi has maintained its market share position in the European Optical market. According to RHK, a leading telecom market research firm, Marconi was joint European leader in this market for calendar year 2001 and Marconi continued to lead the SDH add-drop multiplexer market in Europe with approximately 25 per cent share including the share achieved through its channel partners (Ericsson, Nokia and Siemens).

The decline in SDH was partly offset by an increase in DWDM sales, which more than doubled compared to the previous year. This was a result of the first shipments of DWDM to Telecom Italia under the previously awarded exclusive frame contract as well as a number of new customer contracts including Omnitel-Vodafone, China Railcom and Fibernet. This follows the successful launch of Marconi's full range of DWDM solutions in the early part of 2000/01. According to RHK, during calendar year 2001, Marconi increased its share of the European DWDM market to 8 per cent.

In addition, during the second half of the year, Marconi made shipments of ultra-broadband DWDM equipment to BT under the previously announced 5-year frame contract. Given the nature of this contract, revenue relating to ultra-broadband products will be recognised when the circuits provided by this equipment are utilised. As none of the circuits were utilised prior to 31 March 2002, no sales associated with these shipments were recognised during the financial year.

Broadband Switching

Broadband Switching comprises mainly sales of multi-service switching products such as the ASX 4000 multi service core switch and the smaller ASX and TNX edge switches and a range of legacy ATM switching and routing products designed for enterprise customers.

Sales in Broadband Switching were £209 million (2001 £427 million), a reduction of 51 per cent. Two main factors contributed to this decrease:

Enterprise: in line with the Group's previously stated strategy to focus its technical and commercial resources towards customers requiring carrier-class networks, namely telecom service providers, sales to Enterprise customers have declined substantially. The US Federal Government, however, remains the largest customer of Marconi's broadband switching equipment.

Service Providers: sales to US service providers decreased during the year as a result of reduced capital spending in this business' traditional service provider customer base of CLECs and ISPs and the absence of major new contract wins with incumbent operators. In addition, Marconi has historically sold a third party's Broadband Switching equipment into the UK market under an OEM distribution agreement. Sales under this agreement have declined during the year as a result of reduced customer spending and the impact of the pending termination of this contract during the first half of the current financial year.

During the fourth quarter of the year, Marconi's new multi-service core switch, the BXR 48000 was successfully launched and shipped to the US Federal Government and BTexact Technologies for field trials.

Broadband Access

Broadband Access includes wireless-based (point-to-point and point-to-multipoint radio), fibre-based Mx platform (Fibre to the Curb) and Marconi's new multi-service (Access Hub) access platforms.

Sales of fixed wireless access products, which account for the majority of Broadband Access sales, were only slightly down compared to last year mainly as a result of continued shipments to German mobile service providers, who use the technology within their 2.5G and 3G mobile networks. In addition, the Group recorded the first sales of its Access Hub platform under frame contracts to Telecom Italia and Telkom South Africa. This application is initially being used as a high density DSLAM platform to deliver ADSL based services. The combination of these two factors led to stable sales in Broadband Access year on year at £145 million.


Marconi





Network Equipment Sales by Product Area £m

1 Optical Networks	737
2 Broadband Access	145
3 Mature Access	584
4 Broadband Switching	209
5 Other Network Equipment Sales	87



5
4
1
3
2

Network Equipment Sales £1,762m

Network Services Sales by Product Area £m

1 IC&M	528
2 VAS	441



2
1

Network Services Sales £969m

Mature Access

Sales in Mature Access were £584 million, down 52 per cent compared to £1,227 million of sales recorded in the previous year. This decrease occurred equally across Outside Plant and Power, Voice Systems and Narrowband Access products.

In Outside Plant and Power, the sharp fall in sales was due to the significant reduction in capital expenditure in the United States and Mexico, the Group's main markets for these products. Marconi has maintained its market shares in both the power and outside plant segments in the Americas where it enjoys leading market positions.

In Voice Systems, which is predominantly a UK-based business, sales declined because previously awarded contracts have reached completion and have not been replaced with significant new contracts for these mature products as customers refocus investment away from narrowband switching installed bases.

In Narrowband Access which comprises the Group's North American DLC products and other, mainly European, mature access product ranges, sales were down due to the continuing slowdown of narrowband access infrastructure investment particularly in the US and UK.

Other Network Equipment

Sales of Other Network Equipment, comprising mainly the Group's activities in South Africa and legacy activities within Asia-Pacific, declined to £87 million (2001 £111 million). This was primarily due to the impact of negative foreign exchange mainly relating to the South African operations (£13 million) and the completion of various historical contracts in Asia-Pacific.

Network Services

Network Services comprises two reportable segments: Installation, Commissioning and Maintenance (IC&M) and Value-Added Services (VAS). VAS comprises the services provided to customers to plan, build and operate their networks including the acquire, design, construct and civil engineering capabilities the Group offers to mobile operators. It also includes the Group's Integrated Systems activity, which manages network design and engineering projects, particularly in the transportation and government sectors.

Sales in the Network Services business were £969 million, a decline of 5 per cent compared to the previous year (2001 £1,016 million). Excluding the impact of acquisitions completed since 1 April 2000 such as MSI, APT and Northwood Technologies, Network Services sales decreased by 7 per cent. The main driver of this decline was a fall in sales of installation and commissioning services following the downturn in network equipment supply.





Operating profit in Network Services decreased to £35 million (2001 £102 million). Whilst operating profit was down in both IC&M and VAS, the main reason for the overall decline was lower operating profit contribution from installation and commissioning. This labour-intensive activity recorded strong quarter on quarter sales growth throughout the last financial year 2000/01 and the operating cost base, in particular the workforce, was geared up to deal with demand at that time. During 2001/02, demand for installation and commissioning activities dropped quarter on quarter following lower network equipment supply orders, leading to under-utilisation of the overall service resources. The Group was unable to reduce costs quickly enough, particularly during the first half of the financial year to prevent operating margin erosion. Operating profit in Wireless Services has been negatively impacted by under-utilisation of resources. In the UK this is due to delays in the planned roll-out of 3G networks by mobile operators whilst in the US this is due to the changed business mix resulting in a higher proportion of software sales and a decline in the level of consulting activities.

Installation, Commissioning and Maintenance

IC&M sales decreased by 20 per cent to £528 million (2001 £656 million). The decrease in installation and commissioning activities relating to Marconi products which arose from the lower volume of Network Equipment sales, was partially off-set by an increase in demand for cable installation in the UK as well as maintenance services world-wide as network operators seek to maximise the utilisation of their existing networks.

Value-Added Services

VAS sales increased by 23 per cent to £441 million (2001 £360 million). Excluding the impact of acquisitions, sales increased by 14 per cent. The major driver of the like-for-like increase related to project-based Integrated Systems activity primarily in the UK, due to the conclusion of the London Underground Jubilee Line extension contract and in the Middle East. Sales in Wireless Services remained relatively stable over the period with growth in RF planning software sales being offset by declines in consultancy activities. Sales of Managed Services also remained resilient mainly as a result of the continued outsourcing of non-core activities by some telecoms operators and enterprise customers.

Mobile

Mobile comprises three main businesses:

(1) Strategic Communications, which accounted for more than 80 per cent of Mobile sales during the year and designs, manufactures and supplies communications and information systems primarily for defence and security applications,

(2) Private Mobile Radio Systems and

(3) Public Mobile Radio Systems where the Group has concentrated its development of 3G UMTS radio access network technology.

Sales in Mobile increased by 11 per cent to £369 million (2001 £331 million). This Segment serves mainly government, military and emergency service organisations, a very different customer base to that of Network Equipment and Network Services and sales growth has remained resilient mainly as a consequence of continued government spending on communications equipment. 17 per cent reported growth in Strategic Communications resulted mainly from increased sales of terrestrial and naval communications systems to various government defence departments but was partially offset by a drop in sales of legacy analogue products in Private Mobile Radio due to the decline in demand for this mature technology. Sales of the Group's TETRA product range remained stable year on year.

Mobile incurred an operating loss of £6 million during the year (2001 operating profit £13 million). The main factor contributing to this decline was the significantly increased R&D spend in Public Mobile Radio in relation to the start-up UMTS development as well as the continued high level of spending on the development of the Group's TETRA product range within Private Mobile Radio. Strategic Communications reported a similar level of operating profit as last year.





Our customers remain our highest priority. To deliver to them we rely on people who are focused, resilient and committed. Exceptional challenge requires nothing less than an exceptional team...

That's why in a tough economic environment and against the background of delivering key business targets we are still dedicated to getting the best out of people through a process of education, support and development.

Living With Change

We manage in times of shifting and constant change. Our objectives continue to be:

- To support the evolution of an appropriate organisation that meets Company and business needs.
- To ensure we continuously improve our competencies within the organisation to provide the best and most innovative contribution to our customers
- To be passionate in the constant development of our people and their talents and ensure their professional and managerial growth.

Evolving the organisation to fit the needs of the business and the market in which we operate has been achieved through a number of key initiatives:

- Business Divestitures
- Outsource & Partnering Solutions
- Business Rightsizing
- Driving Organisation Effectiveness

Our organisation shape and size continues to develop to fit the evolving business model.. In March 2001 we employed approximately 56,000 people in the Group as a whole, of which approximately 39,000 were employed in our Core business. In March 2002 that figure has shifted to just over 28,500 in our Core business. Through the divestiture of Medical Systems, Data Systems, Commerce Systems, Optical Components and GDA and outsourcing activities in our Global Supply Chain approximately 15,000 of the 56,000 employees have transferred to new ownership or third party vendor/outsource partners. An equal number of employees have left the business through our managed leavers and voluntary severance programmes.

In such difficult times sensitivity and attention to detail, for every individual, is of the utmost importance. We achieve these challenges united behind a commitment to





our customers and our people – to treat those who are leaving us with fairness and dignity and those who remain with respect and support - and a challenge to stay focused on the things that matter. For those leaving us this includes providing comprehensive outplacement support and re-deployment/re-training opportunities in all our major territories. For those staying with us it means clear communication and direction going forward.

This simple ethic ensures that through all of the change process both our customers and our employees remain our highest focus of attention.

Developing Through Change
We are dedicated to supporting the long-term stability and growth of the organisation by driving organisation effectiveness and delivering focused learning, education and support.

In launching our own Corporate University last year we continue to maintain this commitment, whilst at the same time reducing the cost of learning and building the basis for improving the effectiveness of our learning provision.

Our Corporate University combines technical education with leadership and professional development by adopting a blended learning approach that includes easy access to sophisticated online learning solutions. Our Corporate University web-site offers access to a number of acclaimed external learning providers, including:

- NETg
- Harvard Business Manage Mentor
- Ashridge Business School

This global, state of the art e-learning capability continues to be enthusiastically received throughout the business. Over 1,000 courses in a number of languages are available to staff, with no need to book or join long waiting lists. 1,000 students a month take advantage of the courses available and the system continues to support valuable and cost effective learning for all our people.

An enhanced version of the service will be launched during 2002, which will provide people with an even wider range of services.

In addition to delivering internal learning solutions, Marconi continues to maintain a presence in the external market particularly with our academic and community partnerships.

Partnering Through Change
BT/Ericsson/Marconi Development in Partnership Programme
This innovative multi-company programme offers promising young leaders the chance to fast track their careers through shared development opportunities with other businesses in the telecommunications environment.

Candidates study practical topics such as: Customer Supplier Relationships, Shareholder Value, Managing Change, and Business Planning. With active mentoring and coaching from senior line managers, the programme equally supports the development of strong business leaders as well as technology experts.

Marconi Masters
This three-year Master of Science course in International Technology Management – led by Warwick University, combines professional, technical and business modules to give students a thorough foundation in communications technologies and management. Partner schools in the consortium include Carnegie Mellon University in the US, University of Cambridge, Imperial College London, University College London, Lancaster University, Leeds University, Sussex University, the Scuola Superiore Sant'Anna in Pisa, and the University of Management & Technology in Arlington, Virginia. Participants explore cutting edge topics in technology management, ranging from E-Business Solutions, Innovation Management, Photonics, Software Engineering, Technology Acquisition & Deployment and Wireless Systems.

Marconi Education & the Community
Marconi supported a number of charities and educational programmes.
This includes:
- charity support for the NSPCC Full Stop Campaign, Youth At Risk and the United Way, and
- educational support to the UK Telecomm Academy (committed to providing quality communications training free of all tuition charges for countries seeking to develop their communications expertise) and North Allegheny Senior High School Communications Technology Curriculum.





Total Group expenditure on research and development amounted to £628 million (2001 £626 million), representing approximately 14 per cent of sales (2001 9 per cent).

The Group invested £545 million (2001 £517 million) of this amount in its Core business, an increase of over 5 per cent compared to the previous year. This investment represents 18 per cent of Core sales (2001 11 per cent). This increase in absolute spend and as a percentage of sales was mainly the result of higher R&D costs in Broadband Switching and Optical Networks, driven by the development and launch of key products such as the BXR 48000 multi-service core switch, new additions to Marconi's SmartPhotoniX range of equipment, notably Ultra Long Haul and Metro DWDM product ranges as well as further development of the Group's SDH technology to produce a 4th generation SDH multiplexer. The Group also increased R&D investment in its Mobile Division. R&D investment in Access was scaled back during the year in line with the Group's strategy to focus spend on certain broadband access product lines, notably in fixed wireless access and the recently launched Access Hub.

In addition, customer-funded R&D, which is charged to gross profit, amounted to £15 million (2001 £38 million).

Core R&D Expenditure by Product Area £m

1 Optical Networks	167
2 Access	168
3 Broadband Switching	111
4 Services	24
5 Mobile	60
6 Other	15


6
5
4
3

Total Core R&D £545m

Optical Networks

Focus on SmartPhotoniX

With a growing range of new data services to offer to their customers, many telecoms operators are finding capacity on their existing optical fibre networks becoming constrained. The Marconi solution is called SmartPhotoniX and it multiplies the capacity of existing optical fibre using a technology called DWDM (Dense Wavelength Division Multiplexing). This allows our customers to transmit signals using a range of wavelengths within each optical fibre, rather than the single wavelength technology used in existing networks. For operators, SmartPhotoniX offers more economical network operation and faster service delivery to their customers. And all of this builds directly onto our existing European Number One installed base of SDH (Synchronous Digital Hierarchy). To date, Marconi has been selected as DWDM supplier to two of the top five European Service Providers, BT and Telecom Italia, as well as to a number of other operators mainly in the EMEA region.

BT Ignite Nederland

In November 2001, BT Ignite – BT Group's international solutions and broadband business – began the implementation of one of Europe's fastest and most flexible national DWDM networks, covering 20 Dutch cities. Based on Marconi's SmartPhotoniX range, the new network is a key part of BT Ignite's efforts with the Dutch government to give the Netherlands the lead in the development and use of innovative internet technology. The first customer of BT's network is SURFnet5, the Dutch national network for higher education and research.

As demand for faster networks grows, this will be seen worldwide as a prime example of the leading-edge optical solution that Marconi provides. Its flexibility and huge capacity will allow BT Ignite Nederland to grow its business, offering customers the unrivalled speed and quality of service they increasingly demand.





Omnitel-Vodafone
In January of this year, Omnitel-Vodafone and Marconi announced deployment of an optical transmission network spanning over 10,000 kilometres, making use of our SDH and DWDM technology. This deployment will radically enhance Omnitel-Vodafone's network capacity, and will allow them to support third generation mobile services in the future. Our expertise, experience and research and development in DWDM, combined with our market leading position in SDH, makes Marconi a compelling advanced network partner. The new network deployment reinforces Marconi's position as one of the leading providers of SDH and DWDM technology in Italy, with existing customers including the most important operators in fixed and mobile telephony.

Broadband Switching
Focus on the BXR-48000
Operators' networks handle vast quantities of voice, data, internet, video and other traffic each day. So our customers need a high speed, high capacity and highly reliable device that sits at the heart of their networks, interconnecting their infrastructure and directing and routing these many types of traffic.

Marconi is developing just such a device, called the BXR-48000 broadband multi-service switch which is currently undergoing trials with some of our major customers.

BTexact Technologies
BT's advanced research and technology business, BTexact Technologies, began trials of Marconi's BXR-48000 in April 2002, focusing on assessing the product's capability for deployment in service provider networks. The tests will examine in particular the enhanced resiliency of our newest flagship product which enables the BXR-48000 to detect and correct data errors and to remove faulty hardware from service without causing errors or data loss. Having a team of engineers from a leading service provider put the product through its paces will create a robust assessment of its capabilities, and will be an important step in gaining customer acceptance of the BXR-48000 worldwide.

US Department of Defense Naval Research Laboratory
In March 2002, the US Naval Research Laboratory demonstrated for the Defense Department how BXR-48000 can help military commanders make faster and better-informed decisions. With 480 gigabits per second of switching capacity, BXR-48000 can deliver the very high bit-rates needed for applications from high definition television broadcasting to battlefield visualisation and capturing data from space exploration, even under the most stressful of conditions. The military standard capabilities of BXR-48000 are equally applicable for public voice, video and data networks.

Access
Focus on the Access Hub
The "last mile" of the telecoms network forms the connection between operators and their customers. This complex layer of the network uses various technologies – wireless, copper and fibre – to deliver a wide range of services to meet an even wider range of customer needs.

Marconi provides a last mile solution called the Access Hub, a single device platform that can reliably bring together all of these services and technologies, to help operators deliver to their customers. Using a single device platform to aggregate a wide range of traffic types allows our customers to operate their networks more economically. Launched in May 2001, we have already delivered the Access Hub to some of our major customers.

Telecom Italia
In the same month it was launched, Marconi's Access Hub was announced as the chosen solution for Telecom Italia Wireline – Telecom Italia's fixed telephony and internet business – to roll out 700,000 ADSL and SHDSL lines (Single-pair High Speed Digital Subscriber Lines). Our solution was chosen because it supported Telecom Italia's need to provide high-speed mass deployment of all DSL applications. The agreement with Telecom Italia demonstrates the competitive strength of Marconi's Access Hub – helping customers generate significant new revenue streams by cost effectively delivering value added high speed services.

Telkom South Africa
In February of this year, Marconi partnered with Telkom South Africa to play a key role in deploying broadband communications and services in South Africa. Using our Access Hub solution range, Marconi will install South Africa's first commercial ADSL (Asymmetric Digital Subscriber Line) network. The new network will allow Telkom to offer residential customers, small and medium-sized enterprises and the small-office home-office market new ADSL services, including high-speed internet access with always-on connections. Together, Marconi and Telkom will provide South Africans with a world-class broadband network enabling a full spectrum of digital services to evolve — from commercial applications to distance learning, telemedicine to online gaming.

The Directors present the Summary Directors' Report and Summary Financial Statement for the year ended 31 March 2002. It is a summary of the information contained in the full Report and Accounts.

Profits and Dividends

The loss for the year to 31 March 2002 on ordinary activities after taxation and minority interests amounted to £5,875 million.

On 4 September 2001, the Company announced that the Board had decided to halt dividend payments for the year to 31 March 2002. The Board will review future dividend policy at the appropriate time in light of trading results.

Review of the Group

The Company acts as a holding company; its subsidiaries and associated companies are principally engaged in the provision of communications equipment and services together with associated support applications.

Share Capital

In addition to the increases in share capital during the year arising from the allotment of shares in respect of the exercise of options under the Company's share option plans, on 6 August 2001, 230,889 Marconi shares were allotted to the shareholders of Albany Partnership for which such shares formed part of the consideration.

Structure of the Group

Changes in the structure of the Group during the year ended 31 March 2002, other than those of a minor nature, were as follows:

a Telit Networks S.p.A. and a 19.9 per cent interest in Telit Mobile Terminals S.p.A. were acquired in April 2001;
b Harman Information Technology Pty Limited was acquired in April 2001;
c a 19.9 per cent interest in Inviscid Networks Inc was acquired in April 2001;
d a 16.2 per cent interest in Enargeia Global Networks Limited was acquired in May 2001;
e Northwood Technologies Inc was acquired in May 2001;
f Netscient Limited was acquired in May 2001;
g the Group disposed of its remaining 5.67 per cent interest in Alstom SA in June 2001;
h the Group acquired a 71.9 per cent interest (49.9 per cent of voting share capital) in Easynet Group Plc and disposed of its 92 per cent interest in ipsaris Limited as part of the same transaction in July 2001;
i the Group disposed of its remaining 1.49 per cent interest in Lagardère SCA in September 2001;
j the Group disposed of the Marconi Medical Systems group in October 2001;
k the Group disposed of a 3.7 per cent interest in Lottomatica SpA in November 2001;
l the Group disposed of the Marconi Commerce Systems group in February 2002;
m the Group disposed of its Marconi Optical Components business in exchange for a 10 per cent interest in Bookham Technology PLC in February 2002;
n the Group disposed of its Marconi Data Systems group in February 2002;
o the Group disposed of its remaining 2.8 per cent interest in Lottomatica SpA in February 2002; and
p the Group disposed of its 50 per cent interest in General Domestic Appliances Holdings Limited in March 2002.

Directors

The present members of the Board are shown on page 27 together with their biographical details.

On 10 April 2001, Mr D C Bonham and Mr S Hare were appointed to the Board.

On 6 July 2001, Mr J C Mayo resigned from the Board.

On 4 September 2001, Sir Roger Hurn and Lord Simpson resigned from the Board and Mr D C Bonham was appointed Interim Chairman, Mr M W J Parton was appointed Chief Executive Officer and Mr M J Donovan was appointed Chief Operating Officer.

On 1 March 2002, Mr R I Meakin resigned from the Board.

On 11 April 2002, The Rt Hon The Baroness Dunn resigned from the Board.

Sir William Castell, Mr M J Donovan and Mr N J Stapleton retire by rotation and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

In accordance with the recommendation of the Hampel Committee's Combined Code, Mr D C Bonham succeeded Sir Alan Rudge as the senior independent non-executive Director on 18 July 2001 and was succeeded by Mr N J Stapleton on 7 May 2002.

Charitable Donations

Charitable donations made by Marconi Group companies during the year amounted to £181,000 (2001 £827,000) of which £99,000 (2001 £414,000) was made to charities in the United Kingdom. These amounts exclude operating units' support for charitable purposes and for educational establishments. The Company halted charitable donations from September 2001.

Business at the Annual General Meeting

Shareholders will be advised of the time, date and venue for the Annual General Meeting by a separate notification from the Company as soon as these details become available. Details of the business to be put to shareholders at the Annual General Meeting will be contained in a letter from the Chairman to shareholders which incorporates the Notice of Meeting and will be posted to shareholders in due course.

Summary Financial Statement

The Summary Financial Statement does not contain sufficient information to give as full an understanding of the results of the Group and state of affairs of the Company and the Group as would be provided in the full Report and Accounts.

The Auditors' Report on the Report and Accounts of the Company and the Group for the year ended 31 March 2002 was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

Shareholders may obtain a copy of the full Report and Accounts (free of charge) from The Marconi Registrar, Computershare Services PLC whose details are shown on page 29.

If you wish to elect to receive the full Report and Accounts for future financial years, please write to Computershare Services PLC at the address shown in the Information for Shareholders section.

The Summary Financial Statement was approved by the Board on 15 May 2002.

By Order of the Board
Marconi plc

N C Porter
Secretary
One Bruton Street, London W1J 6AQ
15 May 2002

Directors' Remuneration

The Remuneration paid or payable by Group Companies to the Directors of the Company was:

	Remuneration excluding pension contributions		Gains made on the exercise of share options	
	2002 Total £000	2001 Total £000	**2002 Total £000**	2001 Total £000
D C Bonham	**174**	–	–	–
M W J Parton	**681**	524	**12**	–
M J Donovan	**735**	475	**2**	–
S Hare	**433**	–	**6**	–
Sir William Castell	**35**	33	–	–
The Rt Hon The Baroness Dunn	**33**	33	–	–
Sir Alan Rudge	**40**	40	–	–
Hon Raymond G H Seitz	**33**	33	–	–
N J Stapleton	**40**	40	–	–
Sir Roger Hurn	**122**	295	–	–
Lord Simpson	**807**	1,002	–	–
J C Mayo	**1,205**	833	–	–
R I Meakin	**884**	519	–	–
	5,222*	3,827	**20**	–
Pension contributions (Executive Directors only)	**2,380****	1,480	–	–
	7,602	5,307	**20**	–

* Included in this total are severance payments of: £300,000 for Lord Simpson, £600,000 for J C Mayo and £375,000 for R I Meakin
** Included in this total are payments to meet pension commitments on severance of: £428,000 for J C Mayo and £463,000 for R I Meakin

Auditors' Statement

Independent Auditors' statement to the shareholders of Marconi plc

We have examined the Summary Financial Statement which comprises the Summary Directors' Report, Consolidated Profit and Loss Account, Consolidated Balance Sheet and notes 1 to 3.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Summary Financial Statement. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the full Annual Accounts and Directors' Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in Annual Report and Summary Financial Statement, as described in the Contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 The Auditors' Statement on the Summary Financial Statement issued by the United Kingdom Auditing Practices Board.

Going Concern – fundamental uncertainty

Our report on the Annual Accounts includes an explanatory paragraph concerning a fundamental uncertainty arising in respect of the application of the going concern basis. As indicated in note 1 to the Summary Financial Statement, the going concern assumption is dependent on the Directors reaching a satisfactory resolution of the re-financing negotiations with the Group's bankers and bondholders. Should the Group's bankers and bondholders not continue to provide support until a re-financing of the Group is achieved, the going concern basis of preparation would no longer be applicable and adjustments to the Group profit and loss account and Group balance sheet would be required to record additional liabilities and write down assets to their recoverable amount. Furthermore, the contingent liabilities described in note 2 to the Summary Financial Statement would crystallise, resulting in additional liabilities in the Company balance sheet. It is not practicable to quantify these potential adjustments. In view of the significance of this fundamental uncertainty, we consider that it should be drawn to your attention. Our opinion on the Annual Accounts is not qualified in this respect.

Opinion

In our opinion the Summary Financial Statement is consistent with the full Annual Accounts and Directors' Report of Marconi plc for the year ended 31 March 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House, 1 Little New Street, London EC4A 3TR

15 May 2002

Consolidated Profit and Loss Account

	2002 £ million	2001 (restated) £ million
Turnover		
Continuing operations	**3,222**	4,892
Discontinued operations	**1,088**	1,761
Group	**4,310**	6,653
Share of joint ventures	**257**	289
	4,567	6,942
Operating (loss)/profit		
Group operating (loss)/profit		
Excluding goodwill amortisation and exceptional items	**(474)**	732
Goodwill amortisation	**(431)**	(671)
Operating exceptional items	**(5,210)**	(32)
	(6,115)	29
Continuing operations	**(6,160)**	(114)
Discontinued operations	**45**	143
	(6,115)	29
Share of operating profit of joint ventures		
Excluding goodwill amortisation and exceptional items	**11**	22
Goodwill amortisation	**(2)**	(2)
Operating exceptional items	**(6)**	–
	3	20
	(6,112)	49
Group and joint venture operating (loss)/profit before goodwill amortisation and exceptional items	**(463)**	754
Share of operating (loss)/profit of associates		
Excluding goodwill amortisation and exceptional items	**(1)**	8
Goodwill amortisation	**(7)**	-
Operating exceptional items	**(173)**	-
	(181)	8
Operating (loss)/profit	**(6,293)**	57
Non-operating exceptional items		
Gain on disposal of discontinued operations	**358**	-
Gain/(loss) on disposal of fixed assets and investments in continuing operations	**18**	(38)
Merger/demerger items	**291**	20
	667	(18)
	(5,626)	39
Net interest payable		
Group	**(240)**	(151)
Share of joint ventures and associates	**2**	1
	(238)	(150)
Net finance income		
Group excluding exceptional items	**34**	41
Exceptional gain on repurchase of bonds	**166**	-
	200	41
(Loss)/profit on ordinary activities before taxation		
Excluding goodwill amortisation and exceptional items	**(668)**	653
Goodwill amortisation and exceptional items	**(4,996)**	(723)
	(5,664)	(70)
Tax credit/(charge) on loss on ordinary activities		
Excluding tax on goodwill amortisation and exceptional items	**21**	(195)
Tax on goodwill amortisation and exceptional items	**(231)**	(17)
	(210)	(212)
Loss on ordinary activities after taxation	**(5,874)**	(282)
Equity minority interests	**(1)**	(5)
Loss on ordinary activities attributable to the shareholders	**(5,875)**	(287)
Equity dividends	**-**	(148)
Retained loss for the financial year	**(5,875)**	(435)
Basic and diluted loss per share	**(210.6)p**	(10.4)p
(Loss)/earnings per share excluding goodwill amortisation and exceptional items	**(23.2)p**	15.1 p

Consolidated Balance Sheet

	2002 £ million	2001 (restated) £ million
Fixed Assets		
Goodwill	**877**	5,395
Tangible assets	**522**	1,142
Investments:		
Joint ventures		
Share of gross assets	**71**	178
Share of gross liabilities	**(11)**	(90)
	60	88
Associates	**137**	45
Other investments	**53**	458
	250	591
	1,649	7,128
Current Assets		
Stocks and contracts in progress	**720**	1,721
Debtors	**1,297**	2,683
Investments	**59**	56
Cash at bank and in hand	**1,330**	454
	3,406	4,914
Creditors: amounts falling due within one year	**(4,068)**	(3,920)
Net current (liabilities)/assets	**(662)**	994
Total assets less current liabilities	**987**	8,122
Creditors: amounts falling due after more than one year	**(1,902)**	(2,574)
Provisions for liabilities and charges	**(505)**	(714)
Net (liabilities)/assets before retirement benefit surpluses and deficits	**(1,420)**	4,834
Retirement benefit scheme surpluses	**19**	240
Retirement benefit scheme deficits	**(145)**	(120)
Net (liabilities)/assets after retirement benefit surpluses and deficits	**(1,546)**	4,954
Capital and reserves		
Called up share capital	**140**	139
Shares to be issued	**45**	310
Share premium account	**500**	489
Capital reserve	**375**	375
Revaluation reserve	**–**	267
Profit and loss account	**(2,618)**	3,359
Equity shareholders' interests	**(1,558)**	4,939
Equity minority interests	**12**	15
	(1,546)	4,954

Notes to the summary financial statement

1 Fundamental uncertainty in respect of the application of the going concern basis

In the year to 31 March 2002, the Group met its day-to-day working capital requirements through syndicated banking facilities, certain bilateral bank facilities and its own cash resources. In addition, it has in issue bonds with a face value of £1.8 billion, issued in order to finance acquisitions that occurred in the year to 31 March 2000. As at 31 March 2002, net debt stood at £2.9 billion.

The Group's existing syndicated bank facility expires on 25 March 2003. From October 2001, the Group has been in negotiations with these banks to provide facilities that would extend beyond this date. However, on 22 March 2002, the Group announced that in the light of the Group's revised view of the extended market downturn, it no longer believed that the refinancing proposal provided the Group with an appropriate capital structure. Accordingly, the Group decided that it was unable to enter into the proposed new bank facility. The bank coordinators indicated that the banks reserve all their rights under the existing bank facilities. In order to preserve the support of its syndicate banks, the Group announced that as a result of this decision, it had agreed to cancel the undrawn commitments under its syndicated facilities and to place on demand the drawn portion of the €4.5 billion facilities. The final maturity of the €4.5 billion syndicated bank facility remains 25 March 2003.

The Group has developed a revised business plan and is in discussion with its banks and bondholders in order to secure a capital structure that is appropriate to that business plan.

Marconi plc, (the "Company") in its own right, has guaranteed certain derivative transactions related to the exercise of share options previously granted to employees of the Group, the borrowings of its subsidiary, Marconi Corporation plc under the syndicated bank facilities and the bonds issued by Marconi Corporation plc. The aggregate amount of these guarantees is disclosed in note 2. If the guarantees are called, the extent to which the Company ultimately bears the liabilities will depend on the extent to which the liabilities are satisfied by other Group companies. Given the current state of the negotiations with its bankers and bondholders, the Directors have assessed whether it is probable that these guarantees will become actual liabilities and decided that the guarantees are currently not likely to crystallise. Consequently, these guarantees are not recorded in the Company balance sheet, but are disclosed as a contingent liability.

In the light of the information currently available to them, the Directors believe that the Group's bankers and bondholders will support it in achieving an appropriate capital structure. On this basis, the Directors consider it appropriate to prepare the accounts on a going concern basis. Should the Group's bankers and bondholders not support the Group in achieving an appropriate capital structure, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments.

2 Contingent liabilities

	Group		Company	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
At 31 March	**10**	25	**4,835**	–

Contingent liabilities relate mainly to the cost of legal proceedings, which in the opinion of the Directors, are not expected to have a materially adverse effect on the Group.

The Group is engaged in a number of legal proceedings relating to class shareholder actions, patent and other claims under contracts and in respect of a dispute in relation to the purchase of a shareholding. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the Directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

The Company, which had net assets at 31 March 2002 of £671 million (2001 £991 million), has guaranteed indebtedness and obligations of certain UK subsidiary undertakings including indebtedness related to bond issues, which at 31 March 2002 amounted to £4,835 million (2001 £3,608 million).

At 31 March 2002, the Group had provided third parties with guarantees and performance bonds, the exercise of which is considered to be remote.

3 Changes in accounting policy

The prior year consolidated profit and loss account and consolidated balance sheet have been restated for the adoption of FRS 17 "Retirement benefits" as discussed further in the Annual Report and Accounts for the year ended 31 March 2002.

D C Bonham *Interim Chairman and Non-executive Director*
Aged 58. Appointed to the Board in April 2001, Mr Bonham was appointed Interim Chairman of the Company in September 2001. He held the position of senior independent non-executive Director from July 2001 until May 2002. He is currently Chairman of Cadbury Schweppes plc, Fieldens Plc and Imperial Tobacco Group plc and was Chief Executive and Deputy Chairman of Hanson plc until 1997. He is a past member of the Financial Accounting Standards Advisory Council (USA) and served on the Accounting Standards Committee (UK).

Sir William Castell *Non-executive Director*
Aged 55. Appointed to the GEC Board in 1997 and subsequently to the Marconi Board in October 1999 and appointed Chairman of the Remuneration Committee in November 2001 in succession to Mr Bonham. Sir William has been Chief Executive of Amersham plc (formerly Nycomed Amersham plc) since 1990, having previously been Commercial Director on the board of Wellcome plc. Sir William is Chairman of The Prince's Trust.

M J Donovan *Chief Operating Officer*
Aged 49. Appointed to the Board in 2000, Mr Donovan was Chief Executive Officer of Marconi Systems and Marconi Capital and in September 2001 was appointed Chief Operating Officer of the Group. He previously held a number of executive management positions in the Rover Group (1976 to 1991), Vickers plc (1991 to 1994) and British Aerospace Plc (1994 to 1998). Mr Donovan became Chief Executive of GEC's Industrial Electronics Group in 1998 and is based in the US.

S Hare *Chief Financial Officer*
Aged 41. Appointed to the Board in April 2001, Mr Hare, a chartered accountant, joined GEC in 1989 and has held a number of financial positions in the Group's UK-based subsidiaries including seven years with GPT, GEC's telecommunications joint venture with Siemens. He subsequently became Finance Director of GEC's Industrial Group and in 1998 was appointed Chief Operating Officer of Marconi Communications. In 1999, he was appointed Chief Financial Officer of Marconi Communications and in 2000, Senior Vice President, Finance for Marconi plc.

M W J Parton *Chief Executive Officer*
Aged 47. Appointed to the Board in 2000, Mr Parton was Chief Executive Officer of Marconi Communications until September 2001 when he was appointed Chief Executive Officer of the Company. He has held a number of finance appointments in ICL plc (1977 to 1980), GEC-Marconi Ltd (1980 to 1986) and STC Telecommunications Ltd (1986 to 1991). He joined GEC in 1991 as Finance Director of GPT and was appointed Managing Director of GPT's Public Networks Group in 1995, Managing Director of GEC's Industrial Group in 1997, and Chief Executive Officer of Marconi Communications at the time of its formation in July 1998.

Sir Alan Rudge CBE *Non-executive Director*
Aged 64. Appointed to the GEC Board in 1997 and subsequently to the Marconi Board in October 1999, Sir Alan is Chairman of the Company's Technology Advisory Committee. Sir Alan was formerly Deputy Chief Executive of British Telecommunications plc and is currently Chief Executive of MSI Cellular Investment Holdings BV. He is Chairman of ERA Technology Ltd and a non-executive director of Great Universal Stores Plc. Sir Alan is a Fellow of the Royal Academy of Engineering and the Royal Society and a Past President of the Institution of Electrical Engineers.

Hon Raymond G H Seitz *Non-executive Director*
Aged 61. Mr Seitz, who was Ambassador of the United States to the Court of St James's from 1991 to 1994 and is Vice Chairman of Lehman Brothers International (Europe), was appointed to the GEC Board in 1994 and subsequently to the Marconi Board in October 1999. He is also a non-executive director of British Airways plc, Cable and Wireless plc, Rio Tinto plc and Chairman of Authoriszor, Inc. and a former Trustee of the National Gallery and the Royal Academy.

N J Stapleton *Non-executive Director*
Aged 55. Appointed to the GEC Board in 1997 and subsequently to the Marconi Board in October 1999, Mr Stapleton is Chairman of the Audit Committee and was appointed senior independent non-executive Director in May 2002. He is Chairman of Uniq plc. He was previously Chairman of Reed International plc and Co-Chief Executive of Reed Elsevier plc. Mr Stapleton is a Director of AXA UK plc, the London Stock Exchange and a member of the Financial Reporting Review Panel.

Secretary and Registered Office
N C Porter, One Bruton Street, London W1J 6AQ
Telephone: +44 (0)20 7493 8484

Information for Shareholders

Financial Calendar

17 May 2002	Preliminary Statement published for the year ended 31 March 2002.
21 June 2002	Annual Report and Accounts or Summary Financial Statement and letter from the Chairman posted to shareholders.
14 November 2002**	Interim Statement published for the 6 months ending 30 September 2002.
10 December 2002**	Interim Statement posted to shareholders.

** provisional dates

UK Taxation

Income tax on dividends

Dividends are normally paid with a tax credit attaching which, together with the dividend, constitutes an individual shareholder's income for tax return purposes. From 6 April 1999 with the abolition of advance corporation tax (ACT) the rate of tax credit is reduced to 10/90ths. However, as a result of a reduction in the rate of tax on dividend income from 6 April 1999 there should be no increase in the income tax borne by UK resident individual shareholders in respect of dividend income. Tax credits will in general no longer be repayable to UK resident individual shareholders whose tax liability is less than the associated tax credit.

Capital gains tax

The market value of GEC ordinary shares at 31 March 1982 depends on the treatment afforded to the capital repayment of 15 pence per 25 pence share made by GEC in November 1982 and the treatment of proceeds received in respect of the Auction or Exercise of Put Warrants in October 1998.

If the capital repayment in November 1982 has been treated as a part disposal for capital gains purposes, the market value is 163.1 pence per ordinary share of 5 pence each; where the November 1982 capital repayment has been treated as a reduction of a shareholder's capital gains cost, the market value is 160.1 pence per ordinary share of 5 pence each. These market values are adjustable for individuals by the indexation allowance which is only available for periods up to 5 April 1998.

The resultant market values will need adjustment for the treatment of proceeds received in respect of the Auction of Put Warrants or the capital element received on Exercise of Put Warrants.

Former GEC shareholders issued with the Securities Package on completion of the merger of Marconi Electronic Systems with British Aerospace plc (now known as BAE SYSTEMS plc), consisting of Marconi plc ordinary shares, BAE SYSTEMS plc ordinary shares and Capital Amortising Loan Stock (CALS) will need to allocate the base cost of one GEC ordinary share to each element of the Securities Package as follows:

Marconi plc	Ordinary shares	82.7690871%
British Aerospace plc	Ordinary shares	15.8827107%
British Aerospace plc	CALS	1.3482022%

Shareholder Services

The Marconi Registrar
Enquiries concerning shareholdings in Marconi such as a change of address, dividend payments and share certificates should be addressed to:

The Marconi Registrar
Computershare Investor Services PLC
P. O. Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

Telephone: +44 (0)870 702 0118
Facsimile: +44 (0)870 703 6116

The Marconi Share Purchase Scheme
The Company has appointed NatWest Stockbrokers Ltd to manage the Marconi Share Purchase Scheme, a facility open to individual Marconi shareholders who wish to acquire additional Marconi shares.

Details can be obtained by writing to or telephoning:

The Marconi Share Purchase Scheme
NatWest Stockbrokers Corporate and Employee Services
55 Mansell Street
London
E1 8AN

Telephone: +44 (0)870 600 2050

American Depository Shares (ADSs)
The Company has appointed The Bank of New York as its Depositary in respect of its ADS programme. The contact details for The Bank of New York are as follows:

The Bank of New York
101 Barclay Street
New York
N.Y. 10286
USA

Telephone: 1 888 269 2377
(US callers – toll free)
+1 (908) 769 9835
Facsimile: +1 (212) 815 4023

ADS holders may obtain a copy of the Company's annual report and accounts from The Bank of New York.

Share price information
The Marconi share and ADS prices are available on the Company's website (www.marconi.com), such share and ADS prices quoted being subject to a 20 minute delay. The share price can also be obtained in the UK on Ceefax, Teletext and the FT Cityline service, telephone number 0906 843 3141 (calls charged at 60 pence per minute).

Individual Savings Account (ISA) and share dealing service
The Company has appointed Barclays Stockbrokers to manage the Company's ISA (limit £7,000 for year ending 5 April 2003) and to provide shareholders and prospective shareholders with a share dealing service.

Details can be obtained by writing to or telephoning:

Barclays Stockbrokers
Client Support Department
Tay House
300 Bath Street
Glasgow
G2 4LH

Telephone: 0845 601 5000 (ISA)
0845 702 3021 (share dealing service)

Calls are charged at local rates, you can only use these numbers if you are calling from the UK. For clients' security all calls may be recorded and randomly monitored.

Barclays Stockbrokers is a member of the London Stock Exchange and regulated by the Securities and Futures Authority.

General enquiries
For enquiries relating to matters not mentioned above, please write to:

The Secretary
Marconi plc
One Bruton Street
London
W1J 6AQ

or telephone during normal office hours on +44 (0)20 7493 8484

Website
Further information about Marconi can be found at www.marconi.com

Unsolicited mail
Marconi, like other companies, is obliged by law to make its share register available upon request to other organisations provided that the organisations concerned pay the appropriate statutory fee. If shareholders wish to restrict the receipt of unsolicited mail they may like to write to:

The Mailing Preference Service
Freepost 22
London
W1E 7EZ

who can help shareholders have their names removed from certain kinds of lists.

Marconi

Marconi plc
One Bruton Street
London W1J 6AQ
www.marconi.com

Telephone:
+44 (0)20 7493 8484